

2023 Annual Report



Our vision is to be Canada's leading energy provider, respected for our people, performance, sustainability and relationships that together create value-added contributions to society, communities, customers and shareholders.

Montreal refinery

Contents

2023 **Highlights**

Adjusted funds from operations
($ millions)



	19	20[1]	21[1]	22	**23**
▣ Adjusted funds from operations[2,3]	10,818	3,876	10,257	18,101	**13,325**
▣ Capital expenditures[4]	5,436	3,806	4,411	4,819	**5,573**
◯ Adjusted funds from operations per share[2,3]	6.94	2.54	6.89	13.05	**10.19**

Production and throughput
(mboe/d)



	19	20[1]	21[1]	22	**23**
▣ Exploration and Production	106.8	101.7	87.5	78.0	**56.1**
▣ Oil Sands – Bitumen	184.8	127.2	175.6	185.2	**202.6**
▣ Oil Sands – Synthetic crude oil	485.6	466.2	468.6	480.0	**487.0**
Total upstream production	777.2	695.1	731.7	743.2	**745.7**
◯ Refinery crude throughput	438.9	407.0	415.5	433.2	**420.7**

Earnings (loss)
($ millions)



	19	20[1]	21[1]	22	**23**
▣ Net earnings (loss)	2,899	(4,319)	4,119	9,077	**8,295**
▣ Adjusted operating earnings (loss)[2,3,5]	4,418	(2,213)	3,805	11,566	**6,677**

Shareholder returns
($ millions)



	19	20[1]	21[1]	22	**23**
▣ Share repurchases	2,274	307	2,304	5,135	**2,233**
▣ Dividends	2,614	1,670	1,550	2,596	**2,749**
◯ Dividend + share repurchase returns (%)[6]	8	6	10	13	**9**

Maximized returns to shareholders

> Returned $5.0 billion to shareholders through dividends of $2.8 billion and share buybacks of nearly 4% of outstanding shares

> Increased quarterly dividend per share by approximately 5%

> Adjusted funds from operations of $10.19 per share; second highest in company's history

> Allocated excess funds to share buybacks and debt repayment

Maximized value through heightened focus on the fundamentals of safety, operational integrity and reliability

> Best overall employee and contractor safety performance in company history

> Record Oil Sands production, including best ever at Syncrude and Firebag. Total upstream production of 745.7 mboe/d; second highest in Suncor's history

> Leveraged regional integration to maximize value with record regional upgrader utilization of 92%

> Solid refinery utilization of 90%, including 99% in second half of the year

Focused on core assets to drive value

> Acquired remaining 45.89% interest in Fort Hills for $2.2 billion

> Asset sale proceeds of $1.8 billion through sale of U.K. Exploration & Production portfolio and wind and solar assets

> Safely restarted production at Terra Nova

> Delivered Fort Hills production in line with its three-year mine improvement plan

---

1 Includes the impacts of the COVID-19 pandemic.
2 Non-GAAP financial measures or contain non-GAAP financial measures. Refer to the Advisories section of this Annual Report and Suncor's Management's Discussion and Analysis (MD&A) dated March 21, 2024.
3 Beginning in the fourth quarter of 2021, the company revised the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations, respectively, to better distinguish the non-GAAP financial measures from the comparable GAAP measures and better reflect the purpose of the measures. The composition of the measures remains unchanged and therefore no prior periods were restated.
4 Excludes capitalized interest for all periods presented. Excludes capital expenditures related to assets previously held for sale of $108 million in 2023 and $133 million in 2022.
5 Beginning in 2021, the company revised its calculation of adjusted operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value in other income (loss) to better align the earnings impact of the activity with the underlying items being risk managed. Prior period comparatives have been restated to reflect this change.
6 Dividends and share repurchases per share divided by average share price.

Message to Shareholders



Rich Kruger
President and
Chief Executive Officer

2023 was a year of tremendous change for your company – change that included new executive leadership and a resharpened focus on the fundamentals of safety, operational integrity, reliability, and profitability. These and other changes were designed to ensure Suncor is a profitable, high-performing company both today and a profitable, high-performing company in the future. My priorities since joining Suncor as Chief Executive Officer in April 2023 can best be summarized by three words: **clarify**, **simplify** and **focus**. Clarify what's most important to the company, simplify how we pursue our work and focus on improving overall performance.

With clear priorities and focused efforts, Suncor can create tremendous value through our unparalleled integrated upstream and downstream asset base, underpinned by large-scale, long-life resources. We create value – for our shareholders through financial returns, for our customers through quality products, for society by providing much needed energy, for our communities through employment and business opportunities and for our employees through career development and being a part of something meaningful.

Focusing on the fundamentals

Improved safety performance

Strong safety performance and strong business performance go hand-in-hand. It's not only good business to maintain a strong safety culture, but it's one of our core values to ensure that everyone goes home safely at the end of each day. With this in mind, I am very pleased to report that 2023 was the safest year in the company's history. We had no life-threatening or life-altering injuries and our year-over-year lost-time injuries were down nearly 50%. This improvement is the result of our intense focus on strengthened leadership, workforce engagement, procedural adherence and training. Adopting safety-enhancing technologies in our mining operations has also been a key factor in improving performance and we now have installed fatigue management and collision awareness systems on over 1,000 pieces of mobile equipment in our mines. In addition, 100% of our leaders, more than 2,800 individuals, were trained during 2023 in Human and Organizational Performance, a principles-based safety standard that emphasizes learning from mistakes to enable improvement.

Delivering on commitments

Meeting our 2023 upstream production guidance commitment, set more than a year earlier, was a tangible example of how being laser-focused on achieving our goals can produce results. Upstream production was 746,000 bbls/d in 2023, the second highest in our history, supported by annual records at Syncrude and Firebag, and growth at Fort Hills. Further, November and December 2023 represented successive monthly company records for total upstream production, building momentum to meet our challenging 2024 targets.

> "With clear priorities and focused efforts, Suncor can create tremendous value through our unparalleled integrated upstream and downstream asset base, underpinned by large-scale, long-life resources.



Fort Hills
Syncrude
Athabasca River
Firebag
Syncrude
MacKay River
Base Plant
Enlarged area
Edmonton
Calgary
Edmonton Refinery
Fort McMurray
Mining and upgrading
In situ
Pipeline

Proved + probable reserves life index*	**25+** years
Heavy upgrading nameplate capacity	**~600** mboe/d
Refinery nameplate capacity	**~465** mboe/d

* Adjusted for the impact of acquisitions and disposals that occurred in 2023.



Fort Hills

Higher asset reliability

Strong upstream asset performance, particularly in the second half of 2023, drove record annual operated upgrader utilization of 92%, 3% higher than any prior year. This performance amplified the strength of our regional oil sands integration, providing operational flexibility through interconnected pipelines to keep the upgraders full while limiting the impact of planned and unplanned maintenance. Downstream operations also delivered solid performance with annual refining utilization of 90%, including 99% for the second half of 2023, marking a strong recovery from the outage at Commerce City that affected the utilization rates in the first half of the year. In our retail business, we announced an exciting new partnership with Canadian Tire, securing a long-term fuel supply arrangement for our refineries, an expected 15% ultimate increase to retail fuel sales and expanding the presence of Petro-Canada™ branded stations across the country.

Maximizing profitability

Our increased focus on the fundamentals translated into improved financial results in 2023, with adjusted funds from operations of $13.3 billion, the second highest in the company's history. With our unparalleled integrated upstream and downstream business, we maximize value from every barrel produced, a competitive advantage we expect to grow in the years ahead.

Lowering costs

In 2023, we reduced "above-field" costs by $450 million per year through workforce reductions, two months ahead of schedule and 12% above our original savings target. This project was an internally led effort to simplify the organization and eliminate work that is not aligned with our priorities. Our overall efforts translated into cash operating costs per barrel below our annual guidance at Oil Sands operations and Syncrude and within annual guidance at Fort Hills. Our total capital expenditures of $5.7 billion also fell within our 2023 guidance range to the investment community.



Canada's most trusted gas station brand

⊙ **~1,900 Petro-Canada™ retail and wholesale sites**

⊙ **Expanding the network across the country from coast to coast**

⊙ **Enhanced customer experience with site upgrades and partnerships**

⊙ **Canadian Tire partnership provides fuel supply, loyalty program and retail network benefits for customers**

Looking ahead to 2024, we will continue to lower operating costs with the addition of 55 ultra-class 400-tonne trucks to our mining fleet. These trucks are expected to replace nearly twice as many smaller third-party, less efficient, higher-cost vehicles, generating significant cost savings year after year. This is just one example of our ongoing initiatives to lower our cost structure, increase financial resiliency, improve competitiveness and deliver long-term value to our shareholders.

Highly aligned portfolio

Suncor's asset portfolio is increasingly aligned with the company's core competencies and competitive advantages, driving simplicity and focus. In 2023, we completed the sale of non-core assets including our U.K. North Sea upstream assets and our renewable power business for $1.8 billion, exceeding our internal sales price expectations. We acquired all remaining working interests in Fort Hills for $2.2 billion, adding 89,000 bbls/d of high-quality bitumen production capacity and building upon our best-in-class physical integration. Full ownership of Fort Hills allows for improved decision-making and greater regional synergies, delivering incremental long-term value to shareholders. When combined with our Firebag and MacKay River in

situ assets, Suncor now has enough physically integrated bitumen supply, at a competitive supply cost, to keep the Base Plant upgraders full for decades.

Targeted pathway to net-zero

Our work to reduce emissions is focused on taking tangible actions today that drive success in the future. In the near term, our investment in a new cogeneration facility to replace the coke-fired boilers at Oil Sands Base is on track for completion in 2024, contributing to our goal of a 10 megatonne reduction in annual emissions across our value chain by 2030. The facility will provide the reliable steam generation required for our extraction and upgrading activities while also generating 800 MW of baseload electricity capacity to supply Alberta's power grid, lowering the grid's carbon intensity.

Looking further out in time, our ongoing collaboration within the Pathways Alliance to pursue large-scale carbon capture and storage (CCS) will be a key enabler of our objective of net-zero greenhouse gas emissions from our operations by 2050. CCS represents enormous potential to decarbonize our base business, dependent on achieving a competitive fiscal framework for infrastructure investment in conjunction with the Federal and Provincial governments.



> Our heightened focus on the fundamentals of safety, operational integrity, reliability and profitability resulted in increasingly strong operational and financial performance throughout the year.



MacKay River



Base Plant

Generating industry leading returns for shareholders

Rewarding shareholders for the trust and confidence they place in Suncor is one of our highest priorities. Specifically, this means growing free funds flow per share and delivering industry leading financial returns to shareholders. In 2023, we increased Suncor's quarterly dividend by 5% to $0.545 per share, the highest dividend per share in the company's history representing a 12% increase in per share payments compared to 2022. In total,

we returned $5.0 billion to shareholders in 2023, including $2.2 billion in share repurchases, representing 3.9% of the company's outstanding shares as of December 31, 2022. Our capital allocation framework can be summarized as providing competitive shareholder returns while prudently investing in the business and maintaining a strong balance sheet to ensure financial resiliency across a range of market conditions.

Executed on capital allocation strategy

~40% of adjusted funds from operations

Dividends and share repurchases

9% Cash yield

Share buybacks

3.9% Shares repurchased

Dividends

$2.8B Dividends paid



Reestablishing Suncor as Canada's industry leading energy provider

Our heightened focus on the fundamentals of safety, operational integrity, reliability, and profitability resulted in increasingly strong operational and financial performance throughout the year. This unwavering commitment, and the discipline it requires, is exactly what shareholders can expect from the Suncor team in 2024 and beyond.

In 2024, we are targeting increased upstream production of 770,000–810,000 barrels per day, approximately 6% higher than in 2023. We will also continue exploring ways to reduce our overall cost structure to further improve financial performance while exercising disciplined capital allocation to sustain and grow the business over the longer term.

I would like to wrap-up by thanking my colleagues at Suncor, employees and contractors alike. Thank you for your commitment and dedication to making our company the best it can be. The work you do benefits not only our shareholders but Canadians nationwide by providing the energy that improves lives, bolstering the economy, supporting communities, developing relationships with Indigenous peoples and businesses, and working together to build a sustainable future. Well done! Lastly, on behalf of the Board and all Suncor employees, I want to thank you, our shareholders, for the trust and confidence you place in us to manage your investment. We don't take this lightly and we are committed to earning that trust, year after year.



Rich Kruger
President and Chief Executive Officer
Suncor Energy

> " My priorities since joining Suncor as Chief Executive Officer in April 2023 can best be summarized by three words: **clarify**, **simplify** and **focus**. Clarify what's most important to the company, simplify how we pursue our work and focus on improving overall performance.



Advisories

All financial information in the preceding sections of this Annual Report is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working interest basis, before royalties, unless otherwise noted, except for Libya, which is presented on an economic basis. References to "we", "our", "Suncor", or "the company" mean Suncor Energy Inc., and the company's subsidiaries and interests in associates and jointly controlled entities, unless the context requires otherwise. The use of such terms in any statement herein does not mean that they apply to Suncor Energy Inc. or any particular affiliate, and does not waive the corporate separateness of any affiliate. For further clarity, Suncor Energy Inc. does not directly operate or own assets in the U.S.

Forward-looking information

The preceding sections of this Annual Report contain certain forward looking information and forward looking statements (collectively referred to herein as "forward looking statements") within the meaning of applicable Canadian and U.S. securities laws. Forward looking statements are based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third party approvals. All statements and information that address expectations or projections about the future, and statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward looking statements. Some of the forward looking statements may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may", "future", "promise", "forecast", "potential", "opportunity", "would" and similar expressions. Forward looking statements in the preceding sections of this Annual Report include references to: Suncor's expected results from its partnership with Canadian Tire, including the expected increase to retail fuel sales and the expanded presense of Petro-Canada™ branded stations; Suncor's expectation to grow the strategic advantage of the company's integrated upstream and downstream businesses; expectations that the company will continue to lower operating costs through the addition of new trucks to its mining fleet; Suncor's strategic objective to become a net-zero GHG emissions from operations company by 2050 and plans to achieve this objective; expectations that the cogeneration facility at Oil Sands Base will be completed in 2024, that it will contribute to the company's emissions reduction goals, provide reliable steam generation for extraction and upgrading activities, and contribute to Alberta's baseload electricity capacity; statements regarding the company's collaboration within the Pathways Alliance to pursue large-scale CCS; expectations that the company's physically integrated bitumen supply will keep the Base Plant upgraders full for decades at a competitive cost; and the company's expected upstream production for 2024.

Forward looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward looking statements, so readers are cautioned not to place undue reliance on them.

The risk factors and other assumptions related to Suncor's forward-looking statements are discussed in further detail throughout the MD&A, including under the heading Risk Factors, and the company's most recent Annual Information Form dated March 21, 2024 available at www.sedarplus.ca and Form 40 F dated March 21, 2024 available at www.sec.gov, which risk factors are incorporated by reference herein. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

The forward looking statements contained in this Annual Report are made as of the date of this Annual Report. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward looking statements or the foregoing risks and assumptions affecting such forward looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP financial measures

Certain financial measures used in the preceding sections of this Annual Report, namely adjusted funds from (used in) operations, adjusted funds from (used in) operations per share, and adjusted operating earnings (loss) are not prescribed by GAAP. Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non cash working capital, which management uses to analyze operating performance and liquidity. Adjusted funds from (used in) operations is defined and reconciled in the Advisories – Non-GAAP Financial Measures section of Suncor's annual management's discussion and analysis (MD&A) for each respective year, each of which is available on the company's profile at www.sedarplus.ca and such sections are incorporated by reference herein. Adjusted operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses adjusted operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings (loss) is defined in the Advisories – Non-GAAP Financial Measures section of the annual MD&A and is reconciled to GAAP measures in the Financial Information section of Suncor's annual MD&A for each respective year, each of which are available on the company's profile at www.sedarplus.ca and such sections are incorporated by reference herein. These non GAAP financial measures are included because management uses this information to analyze business performance, leverage and liquidity and it may be useful to investors on the same basis. These non GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Beginning in the fourth quarter of 2021, the company changed the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations respectively, to better distinguish the non-GAAP financial measures from the comparable GAAP measures and better reflect the purpose of the measures. The composition of the measures remains unchanged and therefore no prior periods were restated.

Reserves

Reserves information presented herein is presented as Suncor's working interests (operating and non operating) before deduction of royalties, and without including any royalty interests of Suncor, and is at December 31, 2023. For more information on Suncor's reserves, including definitions of proved and probable reserves, Suncor's interest, the location of the reserves and the product types reasonably expected, please see Suncor's most recent Annual Information Form dated March 21, 2024 available at www.sedarplus.ca and www.sec.gov. Reserves data is based upon evaluations conducted by independent qualified reserves evaluators.

Measurement conversions

Certain crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Refer to the Advisories – Measurement Conversions section of the MD&A.

Management's Discussion and Analysis

March 21, 2024

This Management's Discussion and Analysis (MD&A) should be read in conjunction with Suncor's December 31, 2023 audited Consolidated Financial Statements and the accompanying notes. Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor's Annual Information Form dated March 21, 2024 (the 2023 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedarplus.ca, www.sec.gov and on our website at www.suncor.com. Information contained in or otherwise accessible through our website, even if referred to in this MD&A, does not constitute part of this MD&A and is not incorporated by reference into this MD&A.

References to "we", "our", "Suncor" or "the company" means Suncor Energy Inc., its subsidiaries, partnerships and joint arrangements, unless otherwise specified or the context otherwise requires. For a list of abbreviations that may be used in this MD&A, refer to the Advisories – Common Abbreviations section of this MD&A.

MD&A – Table of Contents

Basis of Presentation

Unless otherwise noted, all financial information contained herein has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from the company's Libya operations, which are presented on an economic basis.

References to Oil Sands operations exclude Suncor's interests in Fort Hills and Syncrude.

Beginning in 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change had no effect on consolidated net earnings, adjusted operating earnings and adjusted funds from operations. Comparative periods have been revised to reflect this change. See the Income Tax section of this MD&A for a discussion of income taxes.

1. Consolidated Financial and Operating Summary

Financial Summary

Year ended December 31 ($ millions, except per share amounts)	2023	2022	2021
Gross revenues	**52 206**	62 907	41 133
Royalties	**(3 114)**	(4 571)	(2 001)
Operating revenues, net of royalties	**49 092**	58 336	39 132
Net earnings	**8 295**	9 077	4 119
Per common share – basic (dollars)	**6.34**	6.54	2.77
Per common share – diluted (dollars)	**6.33**	6.53	2.77
Adjusted operating earnings[1]	**6 677**	11 566	3 805
Per common share[1][2]	**5.10**	8.34	2.56
Adjusted funds from operations[1]	**13 325**	18 101	10 257
Per common share[1][2]	**10.19**	13.05	6.89
Cash flow provided by operating activities	**12 344**	15 680	11 764
Per common share[2]	**9.44**	11.30	7.91
Dividends paid on common shares	**2 749**	2 596	1 550
Per common share[2]	**2.11**	1.88	1.05
Share repurchases	**2 233**	5 135	2 304
Per common share[2]	**1.71**	3.70	1.55
Weighted average number of common shares in millions – basic	**1 308**	1 387	1 488
Weighted average number of common shares in millions – diluted	**1 310**	1 390	1 489
Capital expenditures[3][4]	**5 573**	4 819	4 411
Asset sustainment and maintenance	**3 543**	3 315	3 057
Economic investment	**2 030**	1 504	1 354
Free funds flow[1]	**7 497**	13 114	5 702
Returns to shareholders[5]	**4 982**	7 731	3 854
Balance sheet (at December 31)			
Total assets	**88 539**	84 618	83 739
Net debt[1]	**13 678**	13 639	16 149
Total long-term liabilities[6]	**35 663**	32 382	36 726

(1) Non-GAAP financial measures or contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

(2) Represented on a basic per share basis.

(3) Excludes capitalized interest of $255 million in 2023, $168 million in 2022 and $144 million in 2021.

(4) Excludes capital expenditures related to assets previously held for sale of $108 million in 2023 and $133 million in 2022.

(5) Includes dividends paid on common shares and repurchases of common shares.

(6) Includes long-term debt, long-term lease liabilities, other long-term liabilities, provisions and deferred income taxes.

Operating Summary

Year ended December 31	2023	2022	2021
Production volumes			
Oil Sands – Upgraded – net SCO and diesel (mbbls/d)	487.0	480.0	468.6
Oil Sands – Non-upgraded bitumen (mbbls/d)	202.6	185.2	175.6
Total Oil Sands production volumes (mbbls/d)	689.6	665.2	644.2
Exploration and Production (mboe/d)	56.1	78.0	87.5
Total upstream production (mboe/d)	745.7	743.2	731.7
Average price realizations[1][2] ($/boe)			
Upgraded – net SCO and diesel	99.40	118.88	77.73
Non-upgraded bitumen	67.97	84.63	53.80
Average crude	90.27	109.57	70.96
Exploration and Production Canada	107.62	128.07	84.70
Exploration and Production International[3]	109.00	126.61	82.16
Refinery crude oil processed (mbbls/d)	420.7	433.2	415.5
Refinery utilization[4] (%)			
Eastern North America	96	93	91
Western North America	85	93	87
Total	90	93	89
Refining and marketing gross margin – FIFO[1] ($/bbl)	45.00	55.85	36.85
Refining and marketing gross margin – LIFO[1] ($/bbl)	47.00	54.45	30.90

(1)   Contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

(2)   Net of transportation costs, but before royalties.

(3)   Exploration and Production (E&P) International price realizations exclude Libya for all periods presented.

(4)   Refinery utilization is the amount of crude oil and natural gas liquids processed by crude distillation units, expressed as a percentage of the nameplate capacity of these units.

Segment Summary

Year ended December 31 ($ millions)	2023	2022	2021
Earnings (loss) before income taxes[1]			
Oil Sands	6 811	5 633	2 825
Exploration and Production	1 691	3 221	1 791
Refining and Marketing	3 383	5 694	2 867
Corporate and Eliminations	(1 296)	(2 232)	(1 913)
Income tax expense	(2 294)	(3 239)	(1 451)
Net earnings	8 295	9 077	4 119
Adjusted operating earnings (loss)[1][2]			
Oil Sands	5 967	9 042	2 829
Exploration and Production	1 084	2 494	1 343
Refining and Marketing	3 367	5 687	2 857
Corporate and Eliminations	(1 349)	(1 503)	(1 778)
Income tax expense included in adjusted operating earnings	(2 392)	(4 154)	(1 446)
Total	6 677	11 566	3 805
Adjusted funds from (used in) operations[1][2]			
Oil Sands	10 725	13 831	7 575
Exploration and Production	1 612	3 178	1 951
Refining and Marketing	4 268	6 561	3 831
Corporate and Eliminations	(1 546)	(1 240)	(1 705)
Current income tax expense	(1 734)	(4 229)	(1 395)
Total	13 325	18 101	10 257
Change in non-cash working capital	(981)	(2 421)	1 507
Cash flow provided by operating activities	12 344	15 680	11 764

(1) Beginning in 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change had no effect on consolidated net earnings, adjusted operating earnings and adjusted funds from operations. Comparative periods have been revised to reflect this change. See the Income Tax section of this MD&A for a discussion of income taxes.

(2) Non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

2. Suncor Overview

Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor's operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company's Petro-Canada™ retail and wholesale distribution networks (including Canada's Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investments in power and renewable fuels. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor's common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

For a description of Suncor's business segments, refer to the Segment Results and Analysis section of this MD&A.

Suncor's Strategy

Suncor aims to be Canada's leading energy provider, delivering competitive and sustainable returns to shareholders. Suncor is well positioned to execute on its strategy through the company's competitive advantages that include its unparalleled, integrated upstream and downstream asset base and business model, underpinned by its large-scale, long-life oil sands resources.

Key components of Suncor's strategy include the following:

- **Deliver industry-leading performance by focusing on the fundamentals of safety, operational integrity, reliability and profitability:** Suncor is focused on driving industry-leading safety, environmental and reliability performance through operational excellence and aligning its asset base with its competencies and competitive advantages to maximize value. The company aims to provide clear priorities and focus to ensure Suncor is a profitable, high-performing company today and in the future.

- **Achieve financial resiliency by structurally lowering costs:** Suncor is focused on driving down costs, increasing product margins and exercising capital discipline across the company to provide financial strength and flexibility.

- **Leverage integration to maximize value from upstream production to downstream customers:** From the ground to the gas station, Suncor maximizes profit along each step of the value chain through its unparalleled asset integration. This includes leveraging the interconnectivity of its Oil Sands assets to prioritize higher-value synthetic crude oil (SCO) production, and capturing additional margin through its extensive midstream and structurally advantaged downstream assets.

- **Decarbonize base business while maintaining competitiveness and capturing new opportunities to achieve net-zero greenhouse gas (GHG) emissions from operations by 2050:** The company is taking tangible actions to decarbonize its existing hydrocarbon business, while investing in other areas aligned with its core competencies, including investments in lower-carbon power and renewable fuels.

The execution of Suncor's strategy and key priorities is expected to grow free funds flow per share and enable the company to deliver industry-leading shareholder returns through a combination of share price appreciation, dividend growth and share repurchases.

2023 Highlights

Best overall employee and contractor safety performance in the company's history.

- In 2023, Suncor delivered its best overall employee and contractor safety performance, with zero life-threatening or life-altering injuries. Year-over-year, lost-time injuries were down nearly 50%.

- Aligned with its objective to achieve industry-leading safety performance, Suncor successfully implemented collision awareness technology and a fatigue management solution (technologies aimed at preventing mobile equipment contact) on over 1,000 pieces of mobile equipment combined in its mining fleet. Suncor is the first oil sands operator to execute a full-scale implementation of these technologies.

Suncor generated adjusted funds from operations[1] of $13.3 billion, the second highest in the company's history, reflecting the strength of its integrated business model.

- In 2023, Suncor generated $13.325 billion in adjusted funds from operations, or $10.19 per common share, compared to $18.101 billion, or $13.05 per common share, in the prior year. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $12.344 billion, or $9.44 per common share, in 2023, compared to $15.680 billion, or $11.30 per common share, in the prior year. The decreased cash flows were primarily a result of a weaker business environment in the current year.

(1)   Non-GAAP financial measure. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

- Suncor generated its second highest annual adjusted operating earnings[1] of $6.677 billion in 2023, or $5.10 per common share, compared to $11.566 billion, or $8.34 per common share, in the prior year. Net earnings of $8.295 billion in 2023, or $6.34 per common share, were also the second highest in the company's history, compared to $9.077 billion, or $6.54 per common share, in the prior year.

The company returned $5.0 billion to its shareholders in 2023, which included a quarterly dividend increase of approximately 5% in the fourth quarter.

- Suncor returned $5.0 billion of value to its shareholders in 2023, which included $2.8 billion of dividends paid and $2.2 billion in share repurchases. In 2023, the company repurchased 52.0 million common shares at an average price of $42.96 per common share, or 3.9% of its issued and outstanding common shares as at December 31, 2022.

- Suncor increased its dividend per share to $0.545 per common share in the fourth quarter of 2023, an increase of approximately 5% over the prior quarter dividend.

The company focused on core assets to drive value.

- During the first quarter of 2023, the company completed the sale of its wind and solar assets for gross proceeds of $730 million, before closing adjustments and other closing costs, resulting in a gain on sale of $302 million.

- During the second quarter of 2023, Suncor completed the sale of its U.K. E&P portfolio for gross proceeds of $1.1 billion, before closing adjustments and other closing costs, resulting in a gain on sale of $607 million.

- In 2023, the company completed two separate transactions to acquire the remaining 45.89% working interest in Fort Hills for $2.2 billion, making Suncor the sole owner of Fort Hills. These transactions advanced the company's long-term bitumen supply strategy, and collectively added 89,000 bbls/d of high-quality bitumen production capacity to the company's portfolio.

Oil Sands delivered record annual production, including the highest-ever production at Syncrude and Firebag.

- Suncor delivered record Oil Sands production of 689,600 bbls/d in 2023, compared to 665,200 bbls/d in 2022, reflecting the company's increased working interest in Fort Hills. Oil Sands production also included record production from Syncrude and Firebag.

Oil Sands delivered its best-ever combined upgrader utilization of 92%, 3% better than previous high.

- The company leveraged its regional asset connectivity to maximize upgrader utilization, resulting in combined upgrader utilization of 92% in 2023, compared to 89% in the prior year.

Safe restart of production at Terra Nova.

- The Terra Nova Floating, Production, Storage and Offloading vessel safely restarted production in the fourth quarter of 2023, with production expected to continue ramping up in the beginning of 2024. The restart of production at this key offshore asset is expected to provide long-term value to shareholders as well as many benefits to the Newfoundland and Labrador and Canadian economies.

Refining and Marketing (R&M) continued to deliver strong results, as the company focused on strengthening its integrated R&M business and driving increased long-term value for shareholders.

- The company delivered refinery crude throughput of 420,700 bbls/d and refinery utilization of 90% in 2023, which included 99% utilization in the second half of the year, compared to 433,200 bbls/d and 93% in the prior year.

- The company entered into a co-ownership agreement with North Atlantic, a leading gas station and convenience store operator in Atlantic Canada, to combine retail fuel networks. The combined network has 110 sites and will include the rebranding of a number of North Atlantic's sites to the Petro-Canada™ brand.

- Petro-Canada™ and Canadian Tire Corporation announced a new partnership that will result in the rebranding of over 200 of Canadian Tire Corporation's retail fuel network sites to the Petro-Canada™ brand, increasing the presence of Petro-Canada's brand across the country, as well as the partnering of the two brands' loyalty programs, benefiting millions of loyalty members. Suncor will also become the primary fuel provider for Canadian Tire Corporation's retail fuel network.

The company continued to decarbonize its business while maintaining its competitiveness.

- To help reach Suncor's strategic objective to achieve net-zero GHG emissions from operations by 2050, the company has continued to work collaboratively with industry peers through the Oil Sands Pathways to Net Zero alliance (Pathways Alliance) and with federal and provincial governments and other stakeholders in the implementation of a global-scale carbon capture and storage facility for the Canadian Oil Sands. In 2023, the Pathways Alliance was awarded exploratory rights from the Government of Alberta for its proposed carbon capture and storage hub, which is expected to enable the safe and permanent storage of CO_2 captured from over 20 oil sands facilities in northern Alberta.

- The company continued to advance other projects aimed at decarbonizing its existing hydrocarbon business, including advancing construction on the new cogeneration facility to replace the coke-fired boilers at Oil Sands Base.

---

[1] Non-GAAP financial measure. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

3. Financial Information

Net Earnings

Suncor's net earnings in 2023 were $8.295 billion, compared to $9.077 billion in 2022. Net earnings were impacted by the same factors that influenced adjusted operating earnings discussed below. Other items affecting net earnings in 2023 and 2022 included:

- An unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt of $184 million recorded in financing expenses in the Corporate and Eliminations segment in 2023, compared to a loss of $729 million in 2022.

- An unrealized loss on risk management activities of $12 million recorded in other income in 2023, compared to $5 million in 2022.

- In 2023, Suncor recorded a gain of $607 million on the sale of its U.K. E&P portfolio and a gain of $302 million on the sale of its wind and solar assets in the Corporate and Eliminations segment. Also in 2023, the company recorded a non-cash gain of $1.125 billion in the Oil Sands segment as a result of the acquisition of the remaining working interest in Fort Hills, via the purchase of TotalEnergies EP Canada Ltd. (TotalEnergies Canada). In 2022, the company recorded a $65 million foreign exchange loss related to the sale of the company's share of its assets in Norway in the E&P segment.

- In 2023, the company recorded non-cash derecognition charges of $253 million on its Meadow Creek development properties in the Oil Sands segment and a non-cash impairment of $158 million against an equity investment in the Corporate and Eliminations segment. In 2022, the company recorded a non-cash impairment of $3.397 billion against its share of the Fort Hills assets in the Oil Sands segment. Also in 2022, the company recorded a non-cash impairment reversal of $715 million on its share of the White Rose assets in the E&P segment and a non-cash impairment of $70 million against its share of its assets in Norway in the E&P segment.

- In 2023, the company recorded a restructuring charge of $275 million in operating, selling and general (OS&G) expenses in the Corporate and Eliminations segment related to the company's workforce reductions.

- In 2022, the company recognized $147 million of property damage insurance proceeds in other income related to the company's assets in Libya in the E&P segment.

- An income tax recovery related to the items noted above of $98 million in 2023, compared to $915 million in 2022.

Adjusted Operating Earnings

Consolidated Adjusted Operating Earnings Reconciliation[1]

Year ended December 31 ($ millions)	**2023**	2022	2021
Net earnings	**8 295**	9 077	4 119
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	**(184)**	729	(113)
Unrealized loss (gain) on risk management activities	**12**	5	(6)
(Gain) loss on significant disposals and acquisitions[2]	**(2 034)**	65	(227)
Asset impairments (reversals) and derecognition[3]	**411**	2 752	(221)
Restructuring charge[4]	**275**	—	168
Recognition of insurance proceeds	**—**	(147)	—
Loss on early repayment of long-term debt[5]	**—**	—	80
Income tax (recovery) expense on adjusted operating earnings adjustments	**(98)**	(915)	5
Adjusted operating earnings[1]	**6 677**	11 566	3 805

(1) Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax (recovery) expense on adjusted operating earnings adjustments line. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

(2) In 2021, the company recorded a gain of $227 million on the sale of the company's interest in the Golden Eagle Area Development in the E&P segment.

(3) In 2021, the company recorded a non-cash impairment reversal of $221 million against its share of the Terra Nova assets in the E&P segment as a result of the decision to proceed with the Terra Nova Asset Life Extension (ALE) Project and the benefit of royalty and financial support from the Government of Newfoundland and Labrador.

(4) In 2021, the company recorded a restructuring charge of $168 million related to workforce reductions in OS&G expenses in the Corporate and Eliminations segment.

(5) In 2021, in connection with the early repayment of long-term debt, the company recorded a loss of $80 million in financing expenses in the Corporate and Eliminations segment.

Bridge Analysis of Adjusted Operating Earnings ($ millions)[1]



11 566	(716)	(6 415)	1 473	(457)	(395)	(174)	33	1 762	**6 677**
2022	Sales Volumes and Mix	Price, Margin and Other Revenue	Royalties	Inventory Valuation	Operating and Transportation Expense	DD&A and Exploration Expense	Financing Expense and Other	Income Tax	**2023**

(1)   For an explanation of this bridge analysis, see the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

Suncor's consolidated adjusted operating earnings were $6.677 billion in 2023, compared to $11.566 billion in the prior year. The decrease in adjusted operating earnings in 2023 was primarily due to decreased crude oil and refined product price realizations compared to the prior year, reflecting a weaker business environment in the current year, and decreased sales volumes in E&P in 2023 due to international asset divestments, partially offset by lower incomes taxes and royalties, and increased sales volumes in Oil Sands. Adjusted operating earnings were also unfavourably impacted by a weakening in benchmark pricing in 2023 compared to a strengthening in 2022, resulting in a first-in, first-out (FIFO) inventory valuation loss, partially offset by a realization of intersegment profit in 2023, compared to a FIFO inventory valuation gain, partially offset by a deferral of intersegment profit in 2022.

Adjusted Funds from Operations and Cash Flow Provided by Operating Activities

Adjusted funds from operations were $13.325 billion in 2023, compared to $18.101 billion in 2022, and were primarily influenced by the same factors impacting adjusted operating earnings. Adjusted funds from operations in 2023 were also impacted by a one-time tax benefit of approximately $880 million relating to the acquisition of TotalEnergies Canada, and a restructuring charge of $275 million related to the company's workforce reductions. Adjusted funds from operations in 2022 were also impacted by the recognition of $147 million of property damage insurance proceeds related to the company's assets in Libya.

Cash flow provided by operating activities, which includes changes in non-cash working capital, was $12.344 billion in 2023, compared to $15.680 billion in 2022. In addition to the factors discussed above, cash flow provided by operating activities was impacted by a significant decrease in the use of working capital in the current year compared to the prior year.

The use of cash in 2023 was primarily due to significantly lower net income taxes payable, and a decrease in accounts payable and accrued liabilities, partially offset by a decrease in accounts receivable balances related to the decrease in commodity prices in 2023.

Results for 2022 Compared with 2021

Suncor's consolidated adjusted operating earnings increased to $11.566 billion in 2022, compared to $3.805 billion in the prior year. The increase in adjusted operating earnings in 2022 was primarily due to significantly higher crude oil and refined product price realizations compared to the prior year, reflecting the improved business environment, and higher overall crude production and refinery throughput in 2022. These factors were partially offset by an increase in income taxes associated with increased earnings, increased royalties associated with higher crude price realizations, and increased operating and transportation expenses. Adjusted operating earnings were also impacted by a smaller strengthening in benchmark pricing in 2022 compared to the prior year, resulting in a net unfavourable inventory valuation change of $742 million on crude feedstock costs.

Adjusted funds from operations for 2022 were $18.101 billion, compared to $10.257 billion in 2021, and were impacted by the same factors as adjusted operating earnings.

Cash flow provided by operating activities, which includes changes in non-cash working capital, was $15.680 billion in 2022, compared to $11.764 billion in 2021. In addition to the factors discussed above, cash flow provided by operating activities was further impacted by a use of cash in working capital in 2022, compared to a source of cash in the prior year. The use of cash in 2022 was primarily due to an increase in accounts receivable and inventory balances related to the increase in commodity prices and crude oil price realizations in 2022, partially offset by an increase in accounts payable and accrued liabilities.

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor's operations.

Average for the year ended December 31	2023	2022	2021
WTI crude oil at Cushing (US$/bbl)	77.60	94.25	67.95
Dated Brent Crude (US$/bbl)	82.60	101.20	70.75
Dated Brent/Maya crude oil FOB price differential (US$/bbl)	25.35	15.50	6.85
MSW at Edmonton (Cdn$/bbl)	100.45	120.10	80.30
WCS at Hardisty (US$/bbl)	59.00	75.95	54.90
WTI-WCS light/heavy differential (US$/bbl)	(18.60)	(18.30)	(13.05)
SYN-WTI premium (differential) (US$/bbl)	2.00	4.45	(1.65)
Condensate at Edmonton (US$/bbl)	76.60	93.75	68.25
Natural gas (Alberta spot) at AECO (Cdn$/GJ)	2.50	5.10	3.45
Alberta Power Pool Price (Cdn$/MWh)	133.65	162.45	101.95
New York Harbor 2-1-1 crack[1] (US$/bbl)	34.40	47.00	19.40
Chicago 2-1-1 crack[1] (US$/bbl)	26.15	38.10	17.75
Portland 2-1-1 crack[1] (US$/bbl)	40.00	51.35	23.15
Gulf Coast 2-1-1 crack[1] (US$/bbl)	32.20	40.40	18.00
U.S. Renewable Volume Obligation (US$/bbl)	7.00	7.75	6.80
Suncor custom 5-2-2-1 index[2] (US$/bbl)	36.60	45.30	26.55
Exchange rate (average) (US$/Cdn$)	0.74	0.77	0.80
Exchange rate (end of period) (US$/Cdn$)	0.76	0.74	0.79

(1) 2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

(2) Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect the company's realized refining and marketing gross margin.

Commodity market volatility increased during 2023 due to ongoing economic concerns regarding rising interest rates, inflationary pressures and future economic growth.

Suncor's sweet SCO price realizations are influenced primarily by the price of WTI at Cushing and by the supply and demand for sweet SCO from Western Canada. Sweet SCO price realizations in 2023 reflected a decrease in WTI at Cushing, which averaged US$77.60/bbl, compared to US$94.25/bbl in the prior year, and also reflected declining SYN-WTI premiums.

Suncor also produces sour SCO, the price of which is influenced by various crude benchmarks, including, but not limited to, MSW at Edmonton and WCS at Hardisty. The price of sour SCO can also be affected by prices negotiated for spot sales. Prices for MSW at Edmonton decreased to $100.45/bbl in 2023 compared to $120.10/bbl in 2022, and prices for WCS at Hardisty decreased to US$59.00/bbl in 2023, from US$75.95/bbl in 2022.

Bitumen production that Suncor does not upgrade is blended with diluent or SCO to facilitate delivery through pipeline systems. Net bitumen price realizations are therefore influenced by both prices for Canadian heavy crude oil (WCS at Hardisty is a common reference), prices for diluent (condensate at Edmonton) and SCO.

The company leverages its marketing and logistics business to optimize midstream capacity to the U.S. Gulf Coast, which is reflected in bitumen and sour SCO price realizations. Bitumen prices were unfavourably impacted by the widening of heavy crude oil differentials in 2023 compared to 2022.

Suncor's price realizations for production from E&P Canada and E&P International assets are influenced primarily by the price for Brent crude, which decreased to US$82.60/bbl in 2023, compared to US$101.20/bbl in 2022.

Suncor's refining and marketing gross margins are primarily influenced by 2-1-1 benchmark crack spreads, which are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillates. Market crack spreads are based on quoted near-month contracts for WTI and spot prices for gasoline and diesel, and do not necessarily reflect the margins at a specific refinery. Suncor's realized refining and marketing gross margins are influenced by crude mix, actual crude oil feedstock costs, refinery configuration, product mix and realized market prices unique to Suncor's refining and marketing business. In addition, U.S. regulatory renewable blending obligations influence the benchmark cracks, which may increase their

volatility. The cost of regulatory compliance is not deducted in calculating the benchmark cracks.

Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to reflect the company's realized refining and marketing gross margin more accurately. This custom index is a single value representing a notional five barrels of crude oil of varying grades refined to produce two barrels each of gasoline and distillate and one barrel of secondary product to approximate Suncor's unique set of refinery configurations, overall crude slate and product mix, location, quality and grade differentials, and the benefits of its marketing margins. The custom index is calculated by taking the product value of refined products less the crude value of refinery feedstock excluding the impact of FIFO inventory accounting methodology. The product value incorporates the New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and a seasonal factor. The seasonal factor applies an incremental US$6.50/bbl in the first and fourth quarters and US$5.00/bbl in the second and third quarters and reflects the location, quality and grade differentials for refined products sold in the company's core markets during the winter and summer months, respectively. The crude value incorporates the SYN, WCS and WTI benchmarks.

Crack spreads are based on current crude feedstock prices, whereas actual earnings are accounted for on a FIFO basis in accordance with IFRS where a delay exists between the time that feedstock is purchased to when it is processed and when products are sold to a third party. A FIFO loss normally reflects a declining price environment for crude oil and finished products, whereas FIFO gains reflect an increasing price environment for crude oil and finished products. The company's realized refining and marketing gross margins are also presented on a last-in, first-out (LIFO) basis, which is consistent with how industry benchmarks and the Suncor 5-2-2-1 index are calculated and with how management evaluates performance.

In 2023, 2-1-1 benchmark crack spreads decreased compared to 2022, primarily due to inventory growth as a result of increased global refining runs and softening demand. The Suncor 5-2-2-1 index was US$36.60/bbl in 2023 compared to US$45.30/bbl in 2022, reflecting the decrease in benchmark crack spreads.

The cost of natural gas used in Suncor's Oil Sands and Refining operations is primarily referenced to Alberta spot prices at AECO. The average AECO benchmark decreased to $2.50/GJ in 2023, from $5.10/GJ in the prior year.

Excess electricity produced at Suncor's Oil Sands assets is sold to the Alberta Electric System Operator, with the proceeds netted against the applicable cash operating cost per barrel metric. The Alberta power pool price decreased to an average of $133.65/MWh in 2023 from $162.45/MWh in the prior year.

The majority of Suncor's revenues from the sale of oil and natural gas commodities are based on prices that are determined by or referenced to U.S. dollar benchmark prices, while the majority of Suncor's expenditures are realized in Canadian dollars. A decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of commodities. An increase in the value of the

Canadian dollar relative to the U.S. dollar will decrease revenues received from the sale of commodities. In 2023, the Canadian dollar weakened in relation to the U.S. dollar as the average exchange rate decreased to US$0.74 per one Canadian dollar from US$0.77 per one Canadian dollar in 2022. The decrease in the Canadian dollar relative to the U.S. dollar had a positive impact on price realizations for the company in 2023 when compared to 2022.

Suncor also has assets and liabilities, including approximately 55% of the company's debt, that are denominated in U.S. dollars and translated to Suncor's reporting currency (Canadian dollars) at each balance sheet date. A decrease in the value of the Canadian dollar, relative to the U.S. dollar, from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations, while an increase in the value of the Canadian dollar, relative to the U.S. dollar, decreases the amount of Canadian dollars required to settle U.S. dollar denominated obligations. As at December 31, 2023, the Canadian dollar strengthened in relation to the U.S. dollar as the exchange rate at the end of the period increased to US$0.76 per one Canadian dollar from US$0.74 per one Canadian dollar at the end of the prior year. This exchange rate increase had a positive impact on the company's debt balances as at December 31, 2023, compared to December 31, 2022.

Economic Sensitivities[1][2]

The following table illustrates the estimated effects that changes in certain factors would have had on 2023 net earnings and adjusted funds from operations[3] if the listed changes had occurred.

(Estimated change, in $ millions)	Impact on 2023 Net Earnings	Impact on 2023 Adjusted Funds from Operations[3]
Crude oil +US$1.00/bbl	180	180
Natural gas +Cdn$1.00/GJ[4]	(160)	(160)
2-1-1 crack spreads +US$1.00/bbl	140	140
Foreign exchange +$0.01 US$/Cdn$ related to operating activities[5]	(200)	(200)
Foreign exchange on U.S. dollar denominated debt +$0.01 US$/Cdn$	120	—

(1) Each line item in this table shows the effects of a change in that variable only, with other variables being held consistent.

(2) Changes for a variable imply that all such similar variables are impacted, such that Suncor's average price realizations increase uniformly. For instance, "Crude oil +US$1.00/bbl" implies that price realizations influenced by WTI, Brent, SCO, WCS, par crude at Edmonton and condensate all increase by US$1.00/bbl.

(3) Non-GAAP financial measure. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

(4) The company's exposure to natural gas costs is partially mitigated by revenue from power sales, which is not included in the above sensitivity.

(5) Excludes the foreign exchange impact on U.S. dollar denominated debt.

4. Segment Results and Analysis

Suncor has classified its operations into the following segments:

Oil Sands

Suncor's Oil Sands segment produces bitumen from mining and in situ operations in northern Alberta. Bitumen is either upgraded into SCO or blended with diluent for either refinery feedstock or direct sale to market. The segment includes the marketing, supply, transportation and risk management of crude oil, power and byproducts.

The Oil Sands segment includes:

- **Oil Sands operations** refer to Suncor's owned and operated mining, extraction, upgrading, in situ and related logistics, blending and storage assets. Oil Sands operations consist of: **Oil Sands Base** operations, which include the Millennium and North Steepbank mines, integrated upgrading facilities Upgrader 1 and Upgrader 2, and the associated infrastructure for these assets, as well as interests in future mining development opportunities; and **In Situ** operations, which include oil sands bitumen production from Firebag and MacKay River and supporting infrastructure, as well as development opportunities that may support future in situ production.

- **Fort Hills** includes Suncor's wholly owned and operated Fort Hills mining and extraction operation, and the East Tank Farm Development, which Suncor operates and holds a 51% interest. In 2023, Suncor completed two separate acquisitions of additional working interests in the Fort Hills mining and extraction operation, increasing its ownership from 54.11% to 100%.

- **Syncrude** refers to Suncor's 58.74% operated working interest in Syncrude's two producing oil sands mines, Mildred Lake and Aurora North, and integrated upgrading facilities. Syncrude also includes development opportunities that may support future production.

Exploration and Production

Suncor's E&P segment consists of offshore operations off the East Coast of Canada, and onshore assets in Libya and Syria. This segment also includes the marketing and risk management of crude oil and natural gas.

- **E&P Canada** operations include Suncor's 48% working interest in Terra Nova, which Suncor operates. Suncor also holds non-operated interests in the White Rose assets (40% in the base project and 38.6% in the extensions), Hibernia (20% in the base project and 19.485% in the Hibernia Southern Extension Unit) and Hebron (21.034%). In addition, the company holds interests in several exploration licences and significant discovery licences offshore Newfoundland and Labrador.

- **E&P International** operations include Suncor's working interests in the exploration and development of oilfields in the Sirte Basin in Libya, pursuant to exploration and production sharing agreements. Suncor also owns, pursuant to a production sharing contract, an interest in the Ebla gas development in Syria, which has been suspended indefinitely since 2011 due to political unrest in the country. E&P International previously included Suncor's U.K. portfolio and Norway assets which were divested in 2023 and 2022, respectively.

Refining and Marketing

Suncor's R&M segment consists of two primary operations, discussed below. This segment also includes the trading of crude oil, refined products, natural gas and power.

- **Refining and Supply** operations refine crude oil and intermediate feedstock into a wide range of petroleum and petrochemical products. Refining and Supply consists of: **Eastern North America** operations, which include a 137 mbbls/d refinery located in Montreal, Quebec, and an 85 mbbls/d refinery located in Sarnia, Ontario; and **Western North America** operations, which include a 146 mbbls/d refinery located in Edmonton, Alberta, and a 98 mbbls/d refinery in Commerce City, Colorado. Other Refining and Supply assets include interests in a petrochemical plant and a sulphur recovery facility in Montreal, Quebec, product pipelines and terminals throughout Canada and the U.S., and the St. Clair ethanol plant in Ontario.

- **Marketing** operations sell refined petroleum products to retail customers primarily through a combination of company-owned Petro-Canada™ locations, branded dealers in Canada and company-owned locations in the U.S. marketed under other international brands. This includes Canada's Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations. The company's marketing operations also sells refined petroleum products through a nationwide commercial road transportation network in Canada, and to other commercial and industrial customers, including other retail sellers, in Canada and the U.S.

Corporate and Eliminations

The Corporate and Eliminations segment includes activities not directly attributable to any other operating segment. This segment previously included Suncor's renewable energy assets, which were sold in the first quarter of 2023.

- **Corporate** activities include Suncor's debt and borrowing costs, expenses not allocated to the company's businesses, and investments in certain clean technologies.

- Intersegment revenues and expenses are removed from consolidated results in **Eliminations**. Intersegment activity includes the sale of product between the company's segments, primarily relating to crude refining feedstock sold from Oil Sands to R&M.

Oil Sands

Strategy and Investment Updates

- At Oil Sands Base, the company plans to further deploy autonomous haul trucks at its Millennium mine and expects to have 91 autonomous haul trucks in its Oil Sands Base operations by the end of 2024. Autonomous haul trucks offer a number of advantages over existing staffed trucks, including enhanced safety, environmental and operational performance.

- The company plans to continue construction of a cogeneration facility to replace the coke-fired boilers at Oil Sands Base, which is expected to be in service in late 2024 and provide the steam generation required for extraction and upgrading activities at a lower cost and with significantly lower carbon emissions. The cogeneration facility is also expected to generate lower-carbon-intensive electricity that will be transmitted to Alberta's power grid.

- In 2024, the company plans to continue to progress the Upgrader 1 coke drum replacement project, which is expected to be in service in late 2025. The Upgrader 1 coke drum replacement project is expected to extend the life of the Upgrader 1 facility by approximately 30 years and reduce the facility's future operating and capital cost requirements.

- In 2024, the company plans to continue to advance the Mildred Lake West Extension (MLX-W) project at Syncrude, which is expected to sustain Syncrude's current production levels by extending the life of its North Mine using existing extraction and upgrading facilities. MLX-W is expected to commence production in late 2025.

- In 2024, the company will be in the second year of its three-year mine improvement plan at Fort Hills, while also accelerating a sequence of mine development relative to its historical plans, requiring the opening of two sections in the North Pit rather than one as originally planned. Upon completion of the three-year mine improvement plan, opportunities for further value optimization will be implemented for the remaining life of the mine.

- The company will continue to leverage its integrated regional asset base to generate incremental value by maximizing upgrader utilizations. This includes internal asset transfers on the interconnecting pipelines, as well as directing higher quantities of Fort Hills bitumen to upgrading at Oil Sands Base.

- The company will continue efforts to decarbonize its Oil Sands business, including through its participation in the Pathways Alliance. The Pathways Alliance expects to submit required regulatory applications for a proposed carbon capture and storage hub in 2024.

Financial Highlights

Year ended December 31 ($ millions)	2023	2022	2021
Operating revenues	26 035	30 431	19 920
Less: Royalties	(2 623)	(3 963)	(1 523)
Operating revenues, net of royalties	23 412	26 468	18 397
Earnings before income taxes[1]	6 811	5 633	2 825
Adjusted for:			
Unrealized loss on risk management activities	28	12	4
Gain on significant acquisition	(1 125)	—	—
Derecognition and asset impairment	253	3 397	—
Adjusted operating earnings[1][2]	5 967	9 042	2 829
Adjusted funds from operations[1][2]	10 725	13 831	7 575
Free funds flow[2]	6 629	10 291	4 407

(1) Beginning in 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change had no effect on consolidated net earnings, adjusted operating earnings and adjusted funds from operations. Comparative periods have been revised to reflect this change. See the Income Tax section of this MD&A for a discussion of income taxes.

(2) Non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

Bridge Analysis of Adjusted Operating Earnings ($ millions)[1]



9 042	674	(4 701)	1 340	(178)	(142)	(68)	**5 967**
2022	Sales Volumes and Mix	Price, Margin and Other Revenue	Royalties	Operating and Transportation Expense	DD&A and Exploration Expense	Financing Expense and Other	**2023**

(1)   For an explanation of this bridge analysis, see the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

The Oil Sands segment had adjusted operating earnings of $5.967 billion in 2023, compared to $9.042 billion in 2022. The decrease was primarily due to lower realized crude oil prices compared to the prior year, partially offset by decreased royalties due to lower crude benchmark prices and increased sales volumes.

Oil Sands earnings before income taxes were $6.811 billion in 2023, compared to $5.633 billion in 2022. In addition to the factors impacting adjusted operating earnings, earnings before income taxes for 2023 included a non-cash gain of $1.125 billion as a result of the acquisition of TotalEnergies Canada, and non-cash derecognition charges of $253 million on the company's Meadow Creek development properties. Earnings before income taxes in 2022 included a non-cash impairment charge of $3.397 billion against the company's share of the Fort Hills assets. Additionally, both periods were impacted by unrealized losses on risk management activities.

Adjusted funds from operations for the Oil Sands segment were $10.725 billion in 2023, compared to $13.831 billion in 2022, and were influenced by the same factors that impacted adjusted operating earnings.

Production Volumes[1]

Year ended December 31 (mbbls/d)	2023	2022	2021
Total Oil Sands bitumen production	**819.8**	790.5	770.3
SCO and diesel production[2]	**505.8**	493.7	483.5
Internally consumed diesel and internal transfers[3][4]	**(18.8)**	(13.7)	(14.9)
Upgraded production – net SCO and diesel	**487.0**	480.0	468.6
Bitumen production	**231.5**	191.9	178.8
Internal bitumen transfers[5][6]	**(28.9)**	(6.7)	(3.2)
Non-upgraded bitumen production	**202.6**	185.2	175.6
Total Oil Sands production	**689.6**	665.2	644.2

(1)   Bitumen production from Oil Sands Base is upgraded, while bitumen production from In Situ operations and Fort Hills is either upgraded or sold as bitumen, with SCO and diesel yields of approximately 79% of bitumen feedstock input. Nearly all bitumen produced at Syncrude is upgraded to sweet SCO and a small amount of diesel at an approximate yield of 85%.

(2)   Upgrader utilization rates are calculated using total upgraded production, inclusive of internally consumed diesel and internal transfers.

(3)   Both Oil Sands operations and Syncrude produce diesel, which is internally consumed in mining operations. In addition, Fort Hills and Syncrude use internally produced diesel from Oil Sands Base. In 2023, Oil Sands operations production volumes included 11,400 bbls/d of internally consumed diesel, of which 6,900 bbls/d was consumed at Oil Sands Base, 3,200 bbls/d was consumed at Fort Hills and 1,300 bbls/d was consumed at Syncrude. Syncrude production volumes included 2,700 bbls/d of internally consumed diesel.

(4)   Internal feedstock transfers between Oil Sands operations and Syncrude are included in SCO and diesel production volumes. In 2023, Oil Sands operations production included 4,700 bbls/d of SCO that were transferred to Suncor's share of Syncrude.

(5)   Internal feedstock transfers between Oil Sands operations and Syncrude are included in bitumen production volumes. In 2023, Oil Sands operations production included 8,600 bbls/d of bitumen that were transferred to Suncor's share of Syncrude. Syncrude production included 1,700 bbls/d of bitumen that were transferred to Oil Sands Base.

(6)   Internal feedstock transfers from Fort Hills to Oil Sands operations are included in bitumen production volumes. In 2023, Fort Hills production included 18,600 bbls/d of bitumen that was transferred to Oil Sands Base.

Total Oil Sands bitumen production increased in 2023 compared to 2022, primarily due to the company's increased working interest in Fort Hills and record Firebag bitumen production.

The company's net SCO production was a record 487,000 bbls/d in 2023, compared to 480,000 bbls/d in 2022. During 2023, the company achieved a combined upgrader utilization rate of 92%, compared to 89% in the prior year, with both periods benefiting from Suncor's regional asset connectivity.

Non-upgraded bitumen production increased to 202,600 bbls/d in 2023, compared to 185,200 bbls/d in the prior year. Increased In Situ and Fort Hills bitumen production to market in 2023 was due to the company's increased working interest in Fort Hills and strong In Situ production, being partially offset by increased internal transfers due to higher upgrader availability in the current period.

Sales Volumes

Year ended December 31 (mbbls/d)	2023	2022	2021
Upgraded – net SCO and diesel	486.6	482.6	465.7
Non-upgraded bitumen	199.4	180.7	183.8
Total	686.0	663.3	649.5

SCO and diesel sales volumes increased to 486,600 bbls/d in 2023, compared to 482,600 bbls/d in 2022, consistent with the increase in production, partially offset by a draw of inventory in the prior year.

Non-upgraded bitumen sales volumes increased to 199,400 bbls/d in 2023, from 180,700 bbls/d in the prior year, primarily due to the increase in production.

Price Realizations[1]

Year ended December 31 Net of transportation costs, but before royalties ($/bbl)	2023	2022	2021
Upgraded – net SCO and diesel	99.40	118.88	77.73
Non-upgraded bitumen	67.97	84.63	53.80
Average crude	90.27	109.57	70.96
Average crude, relative to WTI	(14.44)	(13.02)	(14.20)

(1) Contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

Oil Sands price realizations decreased in 2023 compared to 2022, in line with the decrease in crude oil benchmark prices, the impact of weaker SYN-WTI differentials and the widening of heavy crude oil differentials in 2023, partially offset by a weaker Canadian dollar in relation to the U.S. dollar.

Royalties

Royalties for the Oil Sands segment decreased in 2023 compared to 2022, primarily due to the decrease in crude benchmark prices and crude price realizations, partially offset by increased bitumen production volumes.

Expenses and Other Factors

Total Oil Sands operating expenses for 2023 were higher relative to 2022, primarily due to increased operating expenses associated with the company's additional working interests in Fort Hills acquired in the first and fourth quarters of 2023, increased maintenance costs, higher levels of mining activity and inflationary impacts, partially offset by lower natural gas prices and other commodity costs. See the Cash Operating Costs section below for additional details regarding cash operating costs and a breakdown of non-production costs by asset.

In 2023, depreciation, depletion, and amortization (DD&A) expense, adjusting for the impacts of derecognitions and asset impairments, was higher than 2022, primarily due to increased depreciation related to the company's asset retirement obligation asset and the company's increased working interest in Fort Hills, partially offset by lower derecognition charges of property, plant and equipment in the current year.

Financing expense and other, which includes other income, adjusted for the $1.125 billion non-cash gain on acquisition, increased in 2023 compared to 2022. The increase was primarily due to increased accretion expense resulting from asset retirement obligations and increased interest on leases, as a result of net leases assumed with the Fort Hills acquisitions, and entered into, during 2023, partially offset by a provision reversal in 2023 related to the company's arrangement involving a third-party byproduct processor.

Cash Operating Costs

Year ended December 31	2023	2022	2021
Oil Sands OS&G[1]	9 329	9 152	8 056
Oil Sands operations cash operating costs reconciliation			
Oil Sands operations OS&G	5 174	5 429	4 840
Non-production costs[3]	(35)	(302)	(317)
Excess power capacity and other[4]	(388)	(586)	(366)
Oil Sands operations cash operating costs[2] ($ millions)	4 751	4 541	4 157
Oil Sands operations production volumes (mbbls/d)	438.3	415.7	439.2
Oil Sands operations cash operating costs[2] ($/bbl)	29.70	29.95	25.90
Fort Hills cash operating costs reconciliation			
Fort Hills OS&G	1 607	1 146	882
Non-production costs[3]	(220)	(161)	(81)
Excess power capacity[4]	(52)	(53)	(37)
Fort Hills cash operating costs[2] ($ millions)	1 335	932	764
Fort Hills production volumes (mbbls/d)	106.4	85.1	50.7
Fort Hills cash operating costs[2] ($/bbl)	34.40	30.00	41.35
Syncrude cash operating costs reconciliation			
Syncrude OS&G	2 837	2 840	2 449
Non-production costs[3]	(202)	(337)	(214)
Excess power capacity[4]	(24)	(31)	(20)
Syncrude cash operating costs[2] ($ millions)	2 611	2 472	2 215
Syncrude production volumes (mbbls/d)	192.6	184.8	172.4
Syncrude cash operating costs[2] ($/bbl)	37.15	36.65	35.20

(1) Beginning in 2022, the company revised the presentation of its cash operating costs reconciliation to present Oil Sands inventory changes and internal transfers on an aggregate basis and reflect: i) the impacts of changes in inventory levels and valuations, such that the company is able to present cost information based on production volumes; and ii) adjustments for internal diesel sales between assets.

Comparative periods have been updated to reflect this change, with no impact to total Oil Sands operations, Fort Hills or Syncrude cash operating costs or cash operating costs per barrel. In 2023, Oil Sands OS&G included ($289) million of inventory changes and internal transfers. In 2022, Oil Sands OS&G included ($263) million of inventory changes and internal transfers. In 2021, Oil Sands OS&G included ($115) million of inventory changes and internal transfers.

(2) Non-GAAP financial measures. Related per barrel amounts contain non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

(3) Non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production.

(4) Represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

Oil Sands operations cash operating costs per barrel[1] in 2023 decreased to $29.70 compared to $29.95 in 2022, primarily due to lower natural gas prices and increased production, partially offset by a higher proportion of Fort Hills bitumen being directed to upgrading at Oil Sands Base, increased maintenance costs and a decrease in excess power revenues resulting from lower power prices.

Fort Hills cash operating costs per barrel[1] averaged $34.40 in 2023, compared to $30.00 in 2022, with the increase primarily due to increased mining activity associated with the mine improvement plan and lower gross production volumes, partially offset by lower natural gas prices and other commodity costs.

Syncrude cash operating costs per barrel[1] averaged $37.15 in 2023, compared to $36.65 in 2022, with the increase primarily due to a higher proportion of volumes transferred from Oil Sands Base and In Situ, and increased mining activity, partially offset by higher production volumes.

Non-Cash Asset Impairment

During the third quarter of 2022, in connection with the company entering into an agreement to acquire Teck Resources Limited's interest in Fort Hills, as well as updates to the Fort Hills long-range plan including production and operating cost plans, the company recorded a non-cash impairment of $3.397 billion against its share of the Fort Hills assets.

Asset Transactions

On February 2, 2023, the company completed the acquisition of an additional 14.65% working interest in Fort Hills from Teck Resources Limited for $712 million, bringing the company's working interest to 68.76%.

On November 20, 2023, Suncor completed the acquisition of TotalEnergies Canada, which held the remaining 31.23% working interest in Fort Hills, for $1.468 billion before closing adjustments and other closing costs, making Suncor the sole owner of Fort Hills. The effective date of the transaction was April 1, 2023, and the acquisition resulted in a non-cash gain of $1.125 billion.

Planned Maintenance

Significant planned turnaround activities at Syncrude are scheduled to commence in the first quarter of 2024 and are expected to be completed in the second quarter of 2024. Significant planned turnaround activities at Oil Sands Base Upgrader 1 are scheduled for the second quarter of 2024, and planned annual coker maintenance at Oil Sands Base Upgrader 2 is scheduled to commence in the third quarter of 2024 and is expected to be completed in the fourth quarter of 2024. Planned turnaround activities are scheduled at MacKay River in the third quarter of 2024. At Fort Hills, planned maintenance activities are scheduled for the second and fourth quarters of 2024. The anticipated impact of these maintenance events has been reflected in the company's 2024 guidance.

Exploration and Production

Strategy and Investment Updates

- The company will continue to focus on the safe ramp up of production at Terra Nova in the beginning of 2024. Additionally in 2024, Suncor will continue development activities expected to extend the productive life of existing fields, such as development drilling at Hebron and Hibernia.

- In 2024, the company intends to invest in the SeaRose Floating, Production, Storage and Offloading (FPSO) Asset Life Extension Project at White Rose, and the West White Rose Project, which are expected to provide long-term value for the company by extending the production life of the field. Production at White Rose is expected to resume once the SeaRose FPSO Asset Life Extension Project is completed. Production from the West White Rose Project is expected to commence in 2026.

(1) Contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

Financial Highlights

Year ended December 31 ($ millions)	**2023**	2022	2021
Operating revenues[1]	**2 689**	4 331	2 978
Less: Royalties[1]	**(491)**	(608)	(478)
Operating revenues, net of royalties	**2 198**	3 723	2 500
Earnings before income taxes[2]	**1 691**	3 221	1 791
Adjusted for:			
(Gain) loss on significant disposals[3]	**(607)**	65	(227)
Asset impairment (reversal)[4]	**—**	(645)	(221)
Recognition of insurance proceeds	**—**	(147)	—
Adjusted operating earnings[2][5]	**1 084**	2 494	1 343
Adjusted funds from operations[2][5]	**1 612**	3 178	1 951
Free funds flow[5]	**944**	2 735	1 681

(1) Production from the company's Libya operations has been presented in the E&P section of this MD&A on an economic basis. Revenue and royalties from the company's Libya operations are presented on a working-interest basis, which is required for presentation purposes in the company's financial statements. In 2023, revenue included a gross-up amount of $528 million, with an offsetting amount of $282 million in royalties in the E&P segment and $246 million in income tax expense recorded at the consolidated level. In 2022, revenue included a gross-up amount of $486 million, with an offsetting amount of $266 million in royalties in the E&P segment and $220 million in income tax expense recorded at the consolidated level. In 2021, revenue included a gross-up amount of $345 million, with an offsetting amount of $241 million in royalties in the E&P segment and $104 million in income tax expense recorded at the consolidated level.

(2) Beginning in 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change had no effect on consolidated net earnings, adjusted operating earnings and adjusted funds from operations. Comparative periods have been revised to reflect this change. See the Income Tax section of this MD&A for a discussion of income taxes.

(3) In 2021, the company recorded a gain of $227 million on the sale of its interest in the Golden Eagle Area Development.

(4) In 2021, the company recorded a non-cash impairment reversal of $221 million against its share of the Terra Nova assets as a result of the decision to proceed with the Terra Nova ALE Project and the benefit of royalty and financial support from the Government of Newfoundland and Labrador.

(5) Non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

Bridge Analysis of Adjusted Operating Earnings ($ millions)[1]



2 494	(1 309)	(321)	133	32	62	(7)	**1 084**
2022	Sales Volumes and Mix	Price, Margin and Other Revenue	Royalties	Operating and Transportation Expense	DD&A and Exploration Expense	Financing Expense and Other	**2023**

(1) For an explanation of this bridge analysis, see the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

Adjusted operating earnings were $1.084 billion for E&P in 2023, compared to $2.494 billion in the prior year, with the decrease due to lower sales volumes as a result of asset divestments, and lower realized crude prices, partially offset by decreased royalties.

Earnings before income taxes for E&P were $1.691 billion in 2023, compared to $3.221 billion in 2022. In addition to the factors impacting adjusted operating earnings, earnings before income taxes in 2023 included a gain of $607 million on the sale of the company's U.K. portfolio, which was completed in the second quarter of 2023. Earnings before income taxes in 2022 included a non-cash impairment reversal of $715 million on the company's share of the White Rose assets, a non-cash impairment of $70 million against the company's share of its assets in Norway, the recognition of $147 million of property damage insurance proceeds related to the company's assets in Libya and a $65 million foreign exchange loss related to the sale of the company's share of its assets in Norway.

Adjusted funds from operations were $1.612 billion in 2023, compared to $3.178 billion in 2022, and were influenced by the same factors that impacted adjusted operating earnings. Adjusted funds from operations in 2022 were also impacted by the recognition of $147 million of property damage insurance proceeds related to the company's assets in Libya.

Volumes

Year ended December 31	2023	2022	2021
E&P Canada (mbbls/d)	44.4	50.2	54.4
E&P International (mboe/d)	11.7	27.8	33.1
Total production (mboe/d)	56.1	78.0	87.5
Total sales volumes (mboe/d)	52.9	80.6	82.8

E&P Canada production volumes averaged 44,400 bbls/d in 2023, compared to 50,200 bbls/d the prior year, with the decrease primarily due to natural declines. White Rose was taken offline late in the fourth quarter of 2023 to commence the SeaRose FPSO Asset Life Extension Project. Production at White Rose is planned to resume once the project is completed.

E&P International production volumes averaged 11,700 boe/d in 2023, compared to 27,800 boe/d in 2022, with the decrease primarily due to the divestment of the company's U.K. portfolio in the second quarter of 2023 and the company's Norway assets in the third quarter of 2022.

E&P sales volumes averaged 52,900 boe/d in 2023, compared to 80,600 boe/d in the prior year, consistent with the decrease in production, as well as a build of inventory in 2023, compared to a draw in the prior year.

Price Realizations[1]

Year ended December 31 Net of transportation costs, but before royalties	2023	2022	2021
E&P Canada ($/bbl)	107.62	128.07	84.70
E&P International[2] ($/boe)	109.00	126.61	82.16

(1) Contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

(2) E&P International price realizations exclude Libya for all periods presented.

E&P price realizations decreased in 2023 from the prior year, in line with the decrease in benchmark prices for Brent crude, partially offset by weaker foreign exchange rates.

Royalties

E&P royalties, excluding the impact of Libya, were lower in 2023 than the prior year primarily due to the decrease in price realizations and sales volumes.

Expenses and Other Factors

Operating and transportation expenses for 2023 were lower compared to the prior year primarily due to asset divestments at E&P International, partially offset by increased commissioning costs related to the Terra Nova ALE Project.

DD&A and exploration expenses, excluding the impacts of asset impairments, were lower in 2023 compared to the prior year primarily due to lower sales volumes and asset divestments at E&P International.

Non-Cash Asset Impairment Reversal and Impairment

During the second quarter of 2022, as a result of the decision to restart the West White Rose Project, the company recorded a non-cash impairment reversal of $715 million before-tax on its share of the White Rose assets. Also, during the second quarter of 2022, as a result of the company's expected sale of its assets in Norway, and the subsequently reached agreement for such sale, the company recorded a non-cash impairment of $70 million before-tax against its share of the Norway assets.

Asset Transactions

During the third quarter of 2022, the company completed the sale of its assets in Norway for gross proceeds of approximately $430 million, before closing adjustments and other closing costs, resulting in a $65 million loss including foreign exchange impacts.

During the second quarter of 2023, the company completed the sale of its U.K. E&P portfolio for gross proceeds of $1.1 billion before closing adjustments and other closing costs, resulting in a gain on sale of $607 million ($607 million after-tax).

Planned Maintenance of Operated Assets

There are no planned maintenance activities scheduled for Suncor's operated E&P assets in 2024.

Refining and Marketing Strategy and Investment Updates

- In 2024, the company will continue the enhancement of its Petro-Canada™ retail business, with the goal of maintaining its industry leading brand position and driving increased long-term value for shareholders. Economic investment in 2024 is expected to focus on company-owned and controlled sites in the most profitable locations and markets, while targeting non-company-controlled sites in less densely populated areas using alternative ownership structures and partnerships to grow the brand's scale and presence.

- Suncor will continue to invest in the sustainment and enhancement of its refinery operations to improve efficiency and maintain safe and reliable downstream operations and its industry-leading profitability.

Financial Highlights

Year ended December 31 ($ millions)	2023	2022	2021
Operating revenues	31 068	36 728	22 915
Earnings before income taxes[1]	3 383	5 694	2 867
Adjusted for:			
Unrealized gain on risk management activities	(16)	(7)	(10)
Adjusted operating earnings[1][2]	3 367	5 687	2 857
Adjusted funds from operations[1][2]	4 268	6 561	3 831
Free funds flow[2]	3 266	5 745	3 006

(1) Beginning in 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change had no effect on consolidated net earnings, adjusted operating earnings and adjusted funds from operations. Comparative periods have been revised to reflect this change. See the Income Tax section of this MD&A for a discussion of income taxes.

(2) Non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

Bridge Analysis of Adjusted Operating Earnings ($ millions)[1]



5 687	(81)	(1 371)	(560)	(345)	37	3 367
2022	Refinery Production	Refining and Marketing Margin	FIFO Inventory Valuation and Commodity Risk Management	Operating and Transportation Expense and DD&A	Financing Expense and Other	2023

(1) For an explanation of this bridge analysis, see the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

R&M adjusted operating earnings were $3.367 billion in 2023, compared with $5.687 billion in 2022. The decrease in adjusted operating earnings was primarily due to a decrease in refining and marketing benchmark crack spreads, a FIFO inventory valuation loss in 2023, compared to a gain in 2022, and increased operating and transportation expenses.

R&M earnings before income taxes in 2023 were $3.383 billion compared to $5.694 billion in 2022. In addition to the factors impacting adjusted operating earnings, earnings before income taxes in both periods were impacted by unrealized gains on risk management activities.

R&M achieved annual adjusted funds from operations of $4.268 billion in 2023, compared to $6.561 billion in 2022, due primarily to the same factors that impacted adjusted operating earnings.

Volumes

Year ended December 31	2023	2022	2021
Crude oil processed (mbbls/d)			
Eastern North America	212.4	206.2	202.8
Western North America	208.3	227.0	212.7
Total	420.7	433.2	415.5
Refinery utilization[1] (%)			
Eastern North America	96	93	91
Western North America	85	93	87
Total	90	93	89
Refined product sales (mbbls/d)			
Gasoline	228.0	227.6	225.8
Distillate	243.9	244.6	228.5
Other	81.2	81.4	74.1
Total	553.1	553.6	528.4
Refinery production[2] (mbbls)	163 895	168 149	162 862
Refining and marketing gross margin – First-in, first-out (FIFO)[3] ($/bbl)	45.00	55.85	36.85
Refining and marketing gross margin – Last-in, first-out (LIFO)[3] ($/bbl)	47.00	54.45	30.90
Refining operating expense[3] ($/bbl)	7.45	7.00	5.95

(1) Refinery utilization is the amount of crude oil and natural gas liquids processed by crude distillation units, expressed as a percentage of the nameplate capacity of these units.

(2) Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

(3) Contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

Refinery crude throughput was 420,700 bbls/d and refinery utilization averaged 90% in 2023, compared to refinery crude throughput of 433,200 bbls/d and refinery utilization of 93% in 2022, with the current year being impacted by unplanned maintenance at the Commerce City refinery in the first quarter of 2023. Refinery utilization was 99% in the second half of 2023.

Total refined product sales of 553,100 bbls/d in 2023 were comparable to 553,600 bbls/d in 2022.

Refining and Marketing Gross Margins[1]

Refining and marketing gross margins were influenced by the following:

- On a LIFO[2] basis, Suncor's refining and marketing gross margin decreased to $47.00/bbl in 2023 from $54.45/bbl in the prior year. The decrease was due to lower benchmark crack spreads compared to the prior year, which were partially offset by strong location and quality differentials from regional benchmarks to the company's local markets. Suncor's refining and marketing gross margin also reflects the company's feedstock advantage, which enables Suncor to process heavier crude oil, marketing and logistics capabilities and strong sales channels within its integrated retail and wholesale networks. On a LIFO basis, Suncor's refining and marketing gross margin represents a margin capture of 95% of Suncor's 5-2-2-1 index in 2023, compared to 92% in 2022.

- On a FIFO basis, Suncor's refining and marketing gross margin decreased to $45.00/bbl in 2023, from $55.85/bbl in the prior year due to the same factors discussed above, in addition to FIFO inventory valuation impacts. In 2023, the impact of the FIFO method of inventory valuation, relative to an estimated LIFO[2] accounting method, resulted in a loss of $330 million. In 2022, FIFO resulted in a gain of $230 million, for an overall unfavourable year-over-year impact of $560 million.

Expenses and Other Factors

R&M operating and transportation expenses increased compared to the prior year due to higher maintenance costs and inflationary impacts, partially offset by lower natural gas and other commodity input costs.

Refining operating expense per barrel[1] was $7.45 in 2023, compared to $7.00 in the prior year, with the increase primarily due to higher maintenance costs and lower production, partially offset by lower natural gas and other commodity input costs.

Planned Maintenance

Planned maintenance activities have commenced at the company's Commerce City refinery and are expected to be completed in the first quarter of 2024. Planned turnaround maintenance is scheduled to commence at the company's Montreal refinery in the first quarter of 2024 and is expected to be completed in the second quarter of 2024, and planned turnaround maintenance at the company's Sarnia refinery is scheduled for the second quarter of 2024. The anticipated impact of these maintenance events has been reflected in the company's 2024 guidance.

(1) Contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

(2) The estimated impact of the LIFO method is a non-GAAP financial measure. The impact of the FIFO method of inventory valuation, relative to an estimated LIFO accounting method, also includes the impact of the realized portion of commodity risk management activities. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

Corporate and Eliminations

Strategy and Investment Updates

- The company remains committed to the execution of its capital allocation framework, strengthening its balance sheet through debt reductions and maximizing shareholder returns. While the company's net debt levels are between $12 billion and $15 billion, the company expects to allocate excess funds equally towards share repurchases and debt reductions. Once net debt is reduced to $12 billion, the company expects to allocate 75% of excess funds towards share repurchases and 25% towards debt repayment.

- Suncor also has investments in low-carbon projects, including alternative fuel facilities such as the Varennes Carbon Recycling facility, a biofuel plant that is designed to convert commercial and industrial non-recyclable waste into biofuels, and in LanzaJet, Inc., a company working to bring sustainable aviation fuel and renewable diesel to the commercial market. The Varennes Carbon Recycling facility is currently under construction and expected to be operational in 2026. LanzaJet's Freedom Pines Fuel facility, the world's first ethanol-to-sustainable aviation fuel production facility, is currently completing fabrication and is expected to be operational in early 2024.

Financial Highlights

Year ended December 31 ($ millions)	2023	2022	2021
Loss before income taxes[1]	(1 296)	(2 232)	(1 913)
Adjusted for:			
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(184)	729	(113)
Asset impairment	158	—	—
Restructuring charge[2]	275	—	168
Gain on significant disposal	(302)	—	—
Loss on early repayment of long-term debt[3]	—	—	80
Adjusted operating loss[1][4]	(1 349)	(1 503)	(1 778)
Corporate and Renewables	*(1 405)*	*(1 456)*	*(1 588)*
Eliminations – Intersegment profit realized (eliminated)	*56*	*(47)*	*(190)*
Adjusted funds used in operations[1][4]	(1 546)	(1 240)	(1 705)
Free funds deficit[4]	(1 608)	(1 428)	(1 997)

(1) Beginning in 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change had no effect on consolidated net earnings, adjusted operating earnings and adjusted funds from operations. Comparative periods have been revised to reflect this change. See the Income Tax section of this MD&A for a discussion of income taxes.

(2) In 2021, the company recorded a restructuring charge of $168 million related to workforce reductions in OS&G expenses.

(3) In 2021, in connection with the early repayment of long-term debt, the company recorded a loss of $80 million in financing expenses.

(4) Non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

Corporate

The adjusted operating loss for Corporate was $1.405 billion in 2023, compared to $1.456 billion in 2022. The decrease in adjusted operating loss was primarily due to an increase in interest revenue on the company's cash balances, higher costs associated with the early redemption of long-term debt in the prior year, lower share-based compensation expense and a net decrease in interest expense due to debt reductions in 2022. The decreased loss was partially offset by an operational foreign exchange loss in 2023, versus a gain in 2022, and an unrealized gain on investment recorded in 2022.

Suncor capitalized $255 million of its borrowing costs in 2023, compared to $168 million in 2022, as part of the cost of major development assets and construction projects in progress.

Eliminations – Intersegment Profit Eliminated

Eliminations reflect the deferral or realization of profit or loss on crude oil sales from Oil Sands to Suncor's refineries. Consolidated profits and losses are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. In 2023, the company realized $56 million of intersegment profit, compared to a deferral of profit of $47 million in the prior year. The realization of profit in 2023 was primarily driven by a weakening in benchmark pricing in the current year, compared to the increase in Oil Sands price realizations in 2022.

Adjusted funds used in operations for the Corporate and Eliminations segment were $1.546 billion in 2023, compared to $1.240 billion in 2022, and were influenced by the same factors that impacted adjusted operating loss, excluding the impact of the non-cash component of share-based compensation expense, the unrealized gain on investment

recorded in 2022, and the impact of costs associated with the early redemption of long-term debt in 2022. Adjusted funds from operations in 2023 were also impacted by a restructuring charge related to the company's workforce reductions in the second quarter of 2023.

Asset Transactions

During the first quarter of 2023, the company completed the sale of its wind and solar assets for gross proceeds of $730 million, before closing adjustments and other closing costs, resulting in a gain on sale of $302 million ($260 million after-tax).

5. Income Tax

Year ended December 31 ($ millions)	2023	2022	2021
Current income tax expense	1 734	4 229	1 395
Deferred income tax expense (recovery)	560	(990)	56
Income tax expense included in net earnings	2 294	3 239	1 451
Less: Income tax (recovery) expense on adjusted operating earnings adjustments	(98)	(915)	5
Income tax expense included in adjusted operating earnings	2 392	4 154	1 446
Effective tax rate	21.7%	26.3%	26.1%

The provision for income taxes in 2023 decreased compared to the prior year, primarily due to decreased earnings. In 2023, the company's effective tax rate on net earnings decreased compared to the prior year, primarily due to the non-cash gain on the acquisition of TotalEnergies Canada, the non-taxable gain on the disposition of the company's U.K. portfolio, as well as non-taxable foreign exchange gains on the revaluation of U.S. dollar denominated debt and other permanent items impacting total tax expense.

6. Fourth Quarter 2023 Analysis

Financial and Operational Highlights

Three months ended December 31 ($ millions, except as noted)	2023	2022
Earnings (loss) before income taxes		
Oil Sands	**2 660**	1 625
Exploration and Production	**133**	578
Refining and Marketing	**598**	1 517
Corporate and Eliminations	**(1)**	(182)
Income tax expense	**(570)**	(797)
Net earnings	**2 820**	2 741
Adjusted operating earnings (loss)[1]		
Oil Sands	**1 526**	1 719
Exploration and Production	**133**	578
Refining and Marketing	**598**	1 529
Corporate and Eliminations	**(42)**	(382)
Income tax expense included in adjusted operating earnings	**(580)**	(1 012)
Total	**1 635**	2 432
Adjusted funds from (used in) operations[1]		
Oil Sands	**2 651**	2 929
Exploration and Production	**228**	719
Refining and Marketing	**811**	1 663
Corporate and Eliminations	**10**	(273)
Current income tax recovery (expense)	**334**	(849)
Total adjusted funds from operations	**4 034**	4 189
Changes in non-cash working capital	**284**	(265)
Cash flow provided by operating activities	**4 318**	3 924
Free funds flow[1]	**2 482**	2 887
Production volumes		
Oil Sands – Upgraded – net SCO and diesel (mbbls/d)	**475.7**	517.5
Oil Sands – Non-upgraded bitumen (mbbls/d)	**281.7**	170.6
Total Oil Sands production volumes (mbbls/d)	**757.4**	688.1
Exploration and Production (mboe/d)	**50.7**	75.0
Total upstream production (mboe/d)	**808.1**	763.1

(1) Non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

Net Earnings

Suncor's consolidated net earnings for the fourth quarter of 2023 were $2.820 billion, compared to $2.741 billion in the prior year quarter. Net earnings were primarily influenced by the same factors that impacted adjusted operating earnings discussed below.

Other items affecting net earnings over these periods included:

- An unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt of $199 million recorded in financing expenses in the Corporate and Eliminations segment in the fourth quarter of 2023, compared to $200 million in the fourth quarter of 2022.

- An unrealized gain on risk management activities of $9 million recorded in other income (loss) in the fourth quarter of 2023, compared to an unrealized loss of $106 million in the fourth quarter of 2022.

- During the fourth quarter of 2023, the company recorded a non-cash gain of $1.125 billion in the Oil Sands segment as a result of the acquisition of TotalEnergies Canada.

- During the fourth quarter of 2023, Suncor recorded a non-cash impairment of $158 million against an equity investment in the Corporate and Eliminations segment.

- An income tax recovery related to the items noted above of $10 million in the fourth quarter of 2023, compared to $215 million in the fourth quarter of 2022.

Adjusted Operating Earnings

Suncor's adjusted operating earnings were $1.635 billion ($1.26 per common share) in the fourth quarter of 2023, compared to $2.432 billion ($1.81 per common share) in the prior year quarter, with the decrease primarily due to lower crude oil and refined product realizations reflecting a weaker business environment in the current quarter, and decreased sales volumes in E&P, partially offset by lower income taxes, increased sales volumes in Oil Sands and increased refinery production in R&M. Adjusted operating earnings were also impacted by a weakening of benchmark pricing in both periods, resulting in an increased realization of intersegment profit in the current quarter compared to the prior year quarter.

Adjusted Funds from Operations and Cash Flow Provided by Operating Activities

Adjusted funds from operations were $4.034 billion ($3.12 per common share) in the fourth quarter of 2023, compared to $4.189 billion ($3.11 per common share) in the prior year quarter, and were influenced by the same factors impacting adjusted operating earnings, as well as a one-time tax benefit of approximately $880 million relating to the acquisition of TotalEnergies Canada in the fourth quarter of 2023.

Cash flow provided by operating activities, which includes changes in non-cash working capital, was $4.318 billion ($3.34 per common share) in the fourth quarter of 2023, compared

to $3.924 billion ($2.91 per common share) in the prior year quarter. In addition to the factors impacting adjusted funds from operations, cash flow provided by operating activities was impacted by a source of cash associated with the company's working capital balances in the current quarter compared to a use of cash in the prior year quarter. The source of cash in the fourth quarter of 2023 was primarily due to lower accounts receivable balances, as a result of a decrease in benchmark commodity prices during the quarter, partially offset by lower current income taxes payable, and a decrease in accounts payable and accrued liabilities.

Segmented Analysis

Oil Sands

Oil Sands segment adjusted operating earnings were $1.526 billion in the fourth quarter of 2023, compared to $1.719 billion in the prior year quarter, with the decrease primarily due to lower realized crude oil prices and increased DD&A expense, partially offset by increased sales volumes.

Total Oil Sands bitumen production increased in the fourth quarter of 2023 compared to the prior year quarter, primarily due to the company's increased working interest and strong bitumen production at Fort Hills, partially offset by decreased bitumen production at Oil Sands Base and Firebag as a result of planned turnaround and maintenance activities.

The company's net SCO production was 475,700 bbls/d in the fourth quarter of 2023, compared to 517,500 bbls/d in the prior year quarter, reflecting significant planned turnaround activities at Oil Sands Base Upgrader 2 that were completed in the first part of the fourth quarter of 2023. Oil Sands Base upgrader utilization was 83% in the fourth quarter of 2023, compared to 93% in the prior year quarter. Syncrude upgrader utilization was 101% in the fourth quarter of 2023, compared to 99% in the prior year quarter.

Internal bitumen transfers reached 45,300 bbls/d in the fourth quarter of 2023, demonstrating the increased level of integration within Suncor's regional Oil Sands assets. The increase was primarily driven by 41,800 bbls/d of bitumen transferred from Fort Hills to upgrading at Oil Sands Base, taking advantage of the yield uplift from Fort Hills barrels.

The company's saleable non-upgraded bitumen production increased to 281,700 bbls/d in the fourth quarter of 2023, compared to 170,600 bbls/d in the prior year quarter, reflecting the company's increased working interest and strong production at Fort Hills, as well as increased In Situ and Fort Hills bitumen production sent to market in the current quarter due to lower upgrader availability as a result of the planned turnaround at Oil Sands Base Upgrader 2.

Exploration and Production

Adjusted operating earnings for the E&P segment in the fourth quarter of 2023 were $133 million, compared to $578 million in the prior year quarter, with the decrease primarily due to decreased sales volumes.

Production volumes for E&P Canada were 45,300 bbls/d in the fourth quarter of 2023, compared to 49,100 bbls/d in the prior year quarter, with the decrease primarily due to natural declines, partially offset by the ramp up of production at Terra Nova in the current quarter.

Production volumes for E&P International were 5,400 boe/d in the fourth quarter of 2023, compared to 25,900 boe/d in the prior year quarter, with the decrease primarily due the divestment of the company's U.K. portfolio in the second quarter of 2023.

Total E&P sales volumes were 29,200 boe/d in the fourth quarter of 2023, compared to 75,100 boe/d in the prior year quarter, primarily due to the same factors that impacted production volumes, as well as a larger build of inventory in E&P Canada in the fourth quarter of 2023 compared to the prior year quarter, associated with the timing of cargo sales at year-end, and a draw of inventory in E&P International in the prior year quarter.

Refining and Marketing

R&M adjusted operating earnings in the fourth quarter of 2023 were $598 million, compared to $1.529 billion in the prior year quarter. The decrease in adjusted operating earnings was primarily due to lower benchmark crack spreads in the current quarter compared to the prior year quarter, partially offset by increased refinery production.

Refinery crude throughput was 455,900 bbls/d and refinery utilization was 98% in the fourth quarter of 2023, compared to 440,000 bbls/d and 94% in the prior year quarter, reflecting strong utilization across all refineries in the current quarter, and the impact of unplanned maintenance in the prior year quarter, including a weather-related event at the Commerce City refinery.

Refined product sales were 575,500 bbls/d in the fourth quarter of 2023, compared to 548,200 bbls/d in the prior year quarter, with the increase due to higher refinery production, partially offset by a larger build of refined product inventory in the current quarter compared to the prior year quarter.

Corporate and Eliminations

Corporate incurred an adjusted operating loss of $341 million in the fourth quarter of 2023, compared to $482 million in the prior year quarter. The decreased loss was primarily attributable to an operational foreign exchange gain in the fourth quarter of 2023, compared to a loss in the prior year quarter. The decreased loss was also driven by a lower share-based compensation expense, decreased spend in low-carbon fuel development projects compared to the prior year quarter, and increased costs associated with the early redemption of long-term debt in the prior year quarter. Suncor capitalized $70 million of its borrowing costs in the fourth quarter of 2023, as part of the cost of major development assets and construction projects in progress, compared to $44 million in the prior year quarter.

Eliminations reflect the deferral or realization of profit or loss on crude oil sales from Oil Sands to Suncor's refineries. Consolidated profits and losses are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. During the fourth quarter of 2023, the company realized $299 million of intersegment profit, compared to $100 million in the prior year quarter. The realization of intersegment profit was primarily driven by a weakening in benchmark pricing in both periods.

7. Quarterly Financial Data

Financial Summary

Three months ended ($ millions, unless otherwise noted)	Dec 31 2023	Sept 30 2023	June 30 2023	Mar 31 2023	Dec 31 2022	Sept 30 2022	June 30 2022	Mar 31 2022
Total production (mboe/d)								
Oil Sands	**757.4**	**646.1**	**679.1**	**675.1**	688.1	646.0	641.5	685.7
Exploration and Production	**50.7**	**44.4**	**62.8**	**67.0**	75.0	78.1	78.7	80.4
Total upstream production	**808.1**	**690.5**	**741.9**	**742.1**	763.1	724.1	720.2	766.1
Revenues and other income								
Operating revenues, net of royalties[1]	**12 810**	**12 649**	**11 719**	**11 914**	13 920	14 944	16 135	13 337
Other income (loss)	**1 328**	**(13)**	**(3)**	**342**	(65)	113	69	14
	14 138	**12 636**	**11 716**	**12 256**	13 855	15 057	16 204	13 351
Net earnings (loss)	**2 820**	**1 544**	**1 879**	**2 052**	2 741	(609)	3 996	2 949
Per common share – basic (dollars)	**2.18**	**1.19**	**1.44**	**1.54**	2.03	(0.45)	2.84	2.06
Per common share – diluted (dollars)	**2.18**	**1.19**	**1.43**	**1.54**	2.03	(0.45)	2.83	2.06
Adjusted operating earnings[2]	**1 635**	**1 980**	**1 253**	**1 809**	2 432	2 565	3 814	2 755
Per common share[3][4] (dollars)	**1.26**	**1.52**	**0.96**	**1.36**	1.81	1.88	2.71	1.92
Adjusted funds from operations[2]	**4 034**	**3 634**	**2 655**	**3 002**	4 189	4 473	5 345	4 094
Per common share[3][4] (dollars)	**3.12**	**2.80**	**2.03**	**2.26**	3.11	3.28	3.80	2.86
Cash flow provided by operating activities	**4 318**	**4 184**	**2 803**	**1 039**	3 924	4 449	4 235	3 072
Per common share[4] (dollars)	**3.34**	**3.22**	**2.14**	**0.78**	2.91	3.26	3.01	2.14
Return on Capital Employed (ROCE)[3] (%) for the twelve months ended	**15.6**	**15.8**	**12.8**	**17.8**	19.4	17.5	19.4	12.7
ROCE excluding impairments and impairment reversals[3][5] (%) for the twelve months ended	**15.6**	**15.8**	**16.3**	**21.6**	22.9	21.0	18.2	12.4
Common share information (dollars)								
Dividend per common share[4]	**0.55**	**0.52**	**0.52**	**0.52**	0.52	0.47	0.47	0.42
Share price at the end of trading								
Toronto Stock Exchange (Cdn$)	**42.45**	**46.71**	**38.86**	**41.96**	42.95	38.90	45.16	40.70
New York Stock Exchange (US$)	**32.04**	**34.38**	**29.32**	**31.05**	31.73	28.15	35.07	32.59

(1) The company revised certain gross revenues and purchases of crude oil and products to align with the current period presentation. For the three months ended March 31, 2022, gross revenues and purchases of crude oil and products was decreased by $150 million, with no effect on net earnings.

(2) Non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A. Adjusted operating earnings (loss) for each quarter are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to the most directly comparable GAAP measure in the Consolidated Financial Information and Segment Results and Analysis sections of each Quarterly Report to Shareholders issued by Suncor (Quarterly Reports) in respect of the relevant quarter, with such information being incorporated by reference herein and available on SEDAR+ at www.sedarplus.ca. Adjusted funds from operations for each quarter are defined and reconciled to the most directly comparable GAAP measure in the Non-GAAP and Other Financial Measures Advisory section of each Quarterly Report in respect of the relevant quarter, with such information being incorporated by reference herein and available on SEDAR+ at www.sedarplus.ca.

(3) Contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A. Non-GAAP measures included in ROCE and ROCE excluding impairments and impairment reversals are defined and reconciled to the most directly comparable GAAP measure in the Non-GAAP and Other Financial Measures Advisory section of each Quarterly Report in respect of the relevant quarter, with such information being incorporated by reference herein and available on SEDAR+ at www.sedarplus.ca.

(4) Represented on a basic per share basis.

(5) ROCE would have been 13.6% for the twelve months ended December 31, 2023, excluding the impact of the $1.125 billion non-cash gain on acquisition of TotalEnergies Canada.

Business Environment

Three months ended (average for the period ended, except as noted)		Dec 31 2023	Sept 30 2023	June 30 2023	Mar 31 2023	Dec 31 2022	Sept 30 2022	June 30 2022	Mar 31 2022
WTI crude oil at Cushing	US$/bbl	78.35	82.20	73.75	76.10	82.65	91.65	108.40	94.40
Dated Brent crude	US$/bbl	84.05	86.70	78.35	81.25	88.65	100.95	113.75	101.50
Dated Brent/Maya FOB price differential	US$/bbl	56.80	11.15	14.75	18.40	17.70	17.95	11.65	14.30
MSW at Edmonton	Cdn$/bbl	99.70	107.80	95.10	99.05	110.05	116.85	137.80	115.75
WCS at Hardisty	US$/bbl	56.45	69.30	58.70	51.35	57.00	71.75	95.60	79.80
WTI-WCS light/heavy differential	US$/bbl	(21.90)	(12.90)	(15.05)	(24.75)	(25.65)	(19.90)	(12.80)	(14.60)
SYN-WTI premium (differential)	US$/bbl	0.30	2.80	2.90	2.10	4.15	8.80	6.05	(1.30)
Condensate at Edmonton	US$/bbl	76.25	77.90	72.35	79.85	83.40	87.35	108.35	96.15
Natural gas (Alberta spot) at AECO	Cdn$/GJ	2.15	2.50	2.35	3.05	4.90	4.15	6.90	4.50
Alberta Power Pool Price	Cdn$/MWh	81.60	151.60	159.80	142.00	213.95	221.40	122.45	90.00
New York Harbor 2-1-1 crack[1]	US$/bbl	28.60	39.95	32.30	36.70	52.75	46.70	60.05	28.25
Chicago 2-1-1 crack[1]	US$/bbl	17.10	27.45	28.60	31.55	39.20	43.30	49.40	20.20
Portland 2-1-1 crack[1]	US$/bbl	29.35	55.90	37.30	37.40	50.70	57.30	63.45	33.80
Gulf Coast 2-1-1 crack[1]	US$/bbl	23.00	39.10	29.15	37.65	40.20	41.85	52.55	26.80
U.S. Renewable Volume Obligation	US$/bbl	4.75	7.45	7.70	8.20	8.55	8.10	7.80	6.45
Suncor custom 5-2-2-1 index[2]	US$/bbl	33.45	36.00	34.20	42.80	51.90	45.45	51.45	32.25
Exchange rate (average)	US$/Cdn$	0.73	0.75	0.74	0.74	0.74	0.77	0.78	0.79
Exchange rate (end of period)	US$/Cdn$	0.76	0.74	0.76	0.74	0.74	0.73	0.78	0.80

(1) 2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

(2) Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect the company's realized refining and marketing gross margin.

Significant or Unusual Items Impacting Net Earnings (Loss)

Trends in Suncor's quarterly revenue, net earnings (loss) and adjusted funds from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events, changes in commodity prices and crude differentials, refining crack spreads and foreign exchange rates as described in the Financial Information section of this MD&A. Trends in Suncor's quarterly net earnings (loss) and adjusted funds from operations are also affected by other significant events impacting operations, such as operational incidents.

In addition to the impacts of changes in production volumes and business environment, net earnings (loss) over the last eight quarters were affected by the following events or significant adjustments:

• During the fourth quarter of 2023, the company recorded a non-cash gain of $1.125 billion in the Oil Sands segment as a result of the acquisition of TotalEnergies Canada.

• During the fourth quarter of 2023, Suncor recorded a non-cash impairment of $158 million against an equity investment in the Corporate and Eliminations segment.

• During the third quarter of 2023, the company recorded non-cash derecognition charges of $253 million on its Meadow Creek development properties in the Oil Sands segment.

• During the second quarter of 2023, Suncor recorded a gain of $607 million on the sale of its U.K. E&P portfolio.

• In the second quarter of 2023, the company recorded a restructuring charge of $275 million in OS&G expenses in the Corporate and Eliminations segment, related to the company's workforce reductions.

• During the first quarter of 2023, the company recorded a gain of $302 million on the sale of its wind and solar assets in the Corporate and Eliminations segment.

• During the third quarter of 2022, the company recorded a non-cash impairment of $3.397 billion before-tax against its share of the Fort Hills assets in the Oil Sands segment.

• During the third quarter of 2022, Suncor recognized $147 million of property damage insurance proceeds, in other income, related to the company's assets in Libya in the E&P segment.

• During the third quarter of 2022, the company recorded a $65 million foreign exchange loss related to the sale of the company's share of its assets in Norway in the E&P segment.

• During the second quarter of 2022, Suncor recorded a non-cash impairment reversal of $715 million on its share of the White Rose assets in the E&P segment, and a non-cash impairment of $70 million against its share of its assets in Norway in the E&P segment.

8. Capital Investment Update

Capital and Exploration Expenditures by Type, Excluding Capitalized Interest

	Year ended			
	December 31, 2023			December 31, 2022
($ millions)	Asset Sustainment and Maintenance[1]	Economic Investment[2]	Total	Total
Oil Sands				
Oil Sands Base	***1 345***	***627***	***1 972***	*1 673*
In Situ	***160***	***357***	***517***	*543*
Fort Hills	***376***	***21***	***397***	*337*
Syncrude	***738***	***252***	***990***	*852*
E&P[3]	**—**	**635**	**635**	420
R&M	**876**	**124**	**1 000**	816
Corporate and Eliminations[4]	**48**	**14**	**62**	178
	3 543	**2 030**	**5 573**	4 819
Capitalized interest on debt			**255**	168
Total capital and exploration expenditures			**5 828**	4 987

(1) Asset sustainment and maintenance capital expenditures include capital investments that deliver on existing value by ensuring compliance or maintaining relations with regulators and other stakeholders, maintaining current processing capacity and delivering existing developed reserves.

(2) Economic investment capital expenditures include capital investments that result in an increase in value by adding reserves or improving processing capacity, utilization, cost or margin, including associated infrastructure.

(3) Excludes capital expenditures related to assets previously held for sale of $108 million in 2023, compared to $57 million in 2022.

(4) Excludes capital expenditures related to assets previously held for sale of $76 million in 2022.

In 2023 Suncor's capital expenditures, excluding capitalized borrowing costs, were $5.573 billion, compared to $4.819 billion in 2022. The increase was due to increased economic expenditures, primarily at E&P, related to the West White Rose Project and Terra Nova ALE Project, at Oil Sands Base, related to the new cogeneration facility, and at Syncrude, related to Mildred Lake West Extension mining project, which was partially offset by decreased economic expenditures in the Corporate and Eliminations segment in 2023, primarily due higher investment in digital technologies and the Forty Mile Wind Power Project in the prior year. The increase was also due to increased asset sustainment and maintenance capital expenditures at Oil Sands Base and R&M.

Activity in 2023 included the following:

Oil Sands Base

Oil Sands Base asset sustainment and maintenance capital expenditures were $1.345 billion in 2023 and were primarily focused on ensuring continued safe, reliable and efficient operations. The company's planned maintenance program in 2023 included mine and tailings development, significant planned turnaround activities at Upgrader 2 and planned annual coker maintenance at Upgrader 1.

Oil Sands Base economic capital of $627 million in 2023 was primarily focused on progressing the investment in low-carbon power generation by replacing the coke-fired boilers with a new cogeneration facility, which is expected to be in service in late 2024.

In Situ

In Situ capital expenditures were $517 million in 2023, of which $357 million was directed towards economic investment activities, which focused on the ongoing design and construction of well pads to develop additional reserves that are expected to maintain existing production levels at Firebag and MacKay River in future years. Asset sustainment and maintenance capital expenditures of $160 million were primarily directed towards the company's planned maintenance program.

Fort Hills

Fort Hills capital expenditures were $397 million in 2023, the majority of which were directed towards asset sustainment related to mine and tailings development to support ongoing operations, including the execution of the mine improvement plan, as well as its first full plant turnaround and planned maintenance activities.

Syncrude

Syncrude capital expenditures were $990 million in 2023, the majority of which were directed toward asset sustainment and maintenance capital expenditures that focused on its planned turnaround, planned maintenance activities, mine equipment replacements and tailings development. Economic investment activities were directed towards progressing the Mildred Lake West Extension mining project.

Exploration and Production

E&P capital and exploration expenditures were $635 million in 2023, and were focused on economic investment projects, primarily development work on the West White Rose Project and the Terra Nova ALE Project.

Refining and Marketing

R&M capital expenditures were $1.000 billion in 2023, of which $876 million was directed toward asset sustainment and maintenance capital expenditures of refinery and retail operations. This included planned turnaround and maintenance activities at each of the company's refineries during the year.

R&M economic capital expenditures of $124 million in 2023 was primarily directed towards expanding and strengthening the company's sales and marketing business, including investment into the enhancement of its retail operations.

Corporate

Corporate capital expenditures were $62 million in 2023, primarily directed towards investment in digital technologies.

Suncor anticipates 2024 capital expenditures to be directed to the following projects and initiatives:

Oil Sands operations

Plans for economic investment in 2024 include capital related to the Upgrader 1 coke drum replacement and the safe commissioning of the new cogeneration facility to replace the coke-fired boilers at Oil Sands Base. Additional investment includes the ongoing design and construction of well pads to develop additional reserves that are expected to maintain existing production levels at Firebag and MacKay River in future years.

Asset sustainment and maintenance capital expenditures for 2024 are expected to include expenditures relating to the company's planned maintenance program, including the significant planned turnaround at Upgrader 1, planned annual coker maintenance at Upgrader 2 and planned turnaround activities at MacKay River, as well as mine and tailings development activities, and mine equipment replacements.

Fort Hills

Asset sustainment and maintenance capital expenditures for 2024 are expected to focus on ongoing development of mining and tailings management projects to preserve production capacity and execute on the mine improvement plan, as well as planned maintenance activities. Plans for economic investment in 2024 include mine equipment purchases and replacements, including haul trucks, and the second North Pit mine development.

Syncrude

Asset sustainment and maintenance capital expenditures for 2024 are expected to include expenditures relating to the Syncrude's planned maintenance program, including the significant planned spring turnaround, as well as other planned maintenance activities. Additionally, asset sustainment and maintenance expenditures in 2024 are expected to include expenditures related to tailings development and mine equipment replacements.

For 2024, plans for economic investment are primarily focused on progressing the Mildred Lake West Extension mining project.

Exploration and Production

Economic investment for 2024 is expected to be primarily focused on development work at the SeaRose FPSO Asset Life Extension Project and the West White Rose Project, as well as development activities to extend the productive life of existing fields, including development drilling at Hebron and Hibernia.

Refining and Marketing

Sustaining capital expenditures for 2024 are expected to focus on ongoing sustainment of refinery, logistics and retail operations, including planned refinery turnaround maintenance.

Economic investment projects in 2024 are expected to be primarily directed towards expanding and strengthening the company's sales and marketing business, including investment into the enhancement of its retail and wholesale operations.

9. Financial Condition and Liquidity

Liquidity and Capital Resources

At December 31 ($ millions, except as noted)	2023	2022	2021
Cash flow provided by (used in)			
Operating activities	**12 344**	15 680	11 764
Investing activities	**(6 511)**	(4 789)	(3 977)
Financing activities	**(5 990)**	(11 228)	(7 464)
Foreign exchange loss on cash and cash equivalents	**(94)**	112	(3)
(Decrease) increase in cash and cash equivalents	**(251)**	(225)	320
Cash and cash equivalents, end of year	**1 729**	1 980	2 205
ROCE[(1)(2)] (%)	**15.6**	19.4	8.6
Net debt to adjusted funds from operations[(1)] (times)	**1.0**	0.8	1.6
Total debt to total debt plus shareholders' equity[(1)] (%)	**26.3**	28.4	33.4
Net debt to net debt plus shareholders' equity[(1)] (%)	**24.0**	25.7	30.6
Net debt to net debt plus shareholders' equity – excluding leases[(1)] (%)	**18.5**	21.3	26.6

(1) Non-GAAP financial measures or contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

(2) For the twelve months ended December 31, 2023, there were no impairments or impairment reversals. As a result, ROCE excluding impairments was equal to ROCE. ROCE would have been 13.6% for the twelve months ended December 31, 2023, excluding the impact of the $1.125 billion non-cash gain on acquisition of TotalEnergies Canada. ROCE would have been 22.9% for the twelve months ended December 31, 2022, excluding the impact of the impairment reversal of $715 million ($542 million after-tax) and impairment of $70 million ($47 million after-tax) in the second quarter of 2022, and the impact of the impairment of $3.397 billion ($2.586 billion after-tax) in the third quarter of 2022. ROCE would have been 8.2% for the twelve months ended December 31, 2021, excluding the impact of the impairment reversal of $221 million ($168 million after-tax) in the third quarter of 2021.

Cash Flow Provided by Operating Activities

Cash flow provided by operating activities was $12.344 billion in 2023, compared to $15.680 billion in 2022. The decrease was primarily due to a weaker business environment in the current year, resulting in decreased crude oil and refined product price realizations, and decreased sales volumes in E&P due to international asset divestments, partially offset by lower income taxes and royalties, and increased sales volumes in Oil Sands.

The current period cash flow provided by operating activities reflects a use of cash in working capital, primarily due to significantly lower net income taxes payable, and a decrease in accounts payable and accrued liabilities, partially offset by a decrease in accounts receivable balances related to the decrease in commodity prices in 2023. The prior period cash flow provided by operating activities reflects a significant use of cash in working capital, primarily due to an increase in inventory balances and accounts receivable related to the increase in commodity prices and crude oil price realizations in 2022, and a net decrease in taxes payable due to income tax instalments paid throughout the year, partially offset by an increase in accounts payable and accrued liabilities.

Cash Flow Used in Investing Activities

Cash flow used in investing activities was $6.511 billion in 2023, compared to $4.789 billion in 2022. The increase was primarily due to the impacts of the acquisition of an additional 45.89% working interest in Fort Hills in 2023, and increased capital expenditures, partially offset by proceeds from the sale of the company's U.K. E&P portfolio and wind and solar assets in 2023.

Cash Flow Used in Financing Activities

Cash flow used in financing activities was $5.990 billion in 2023, compared to $11.228 billion in 2022. The decrease was primarily due to a significant decrease in long-term debt in the prior year, a decrease in share repurchases and the issuance of long-term debt in the current year, partially offset by a net decrease in short-term debt in 2023 compared to an increase in 2022.

Capital Resources

Suncor's capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, and available credit facilities, including commercial paper. Suncor's management believes the company will have the capital resources required to fund its planned 2024 capital spending program of $6.3 billion to $6.5 billion, and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. The company's cash flow provided by operating activities depends on several factors, including commodity prices, production, sales volumes, refining and marketing margins, operating expenses, taxes, royalties and foreign exchange rates.

The company has invested cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company's short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor's cash flow requirements and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments are with counterparties with investment grade debt ratings.

Available Sources of Liquidity

Cash and Cash Equivalents

Included in cash and cash equivalents of $1.729 billion at December 31, 2023, are short-term investments with weighted average days to maturity of approximately 20 days. In 2023, the company earned approximately $3 million of interest income on these investments.

Financing Activities

Suncor's interest on debt and lease liabilities (before capitalized interest) in 2023 was $981 million, comparable to $982 million in 2022, with interest expense on debt decreasing as a result of debt reductions in 2022, offset by an increase in interest on leases.

Available lines of credit at December 31, 2023, increased to $4.957 billion compared to $2.900 billion as at December 31, 2022. The increase in liquidity was primarily due to a decrease in short-term indebtedness, partially offset by a reduction in the size of the company's syndicated credit facilities. In the second quarter of 2023, the company extended the maturity of its syndicated credit facilities from June 2024 and June 2025 to June 2026, and reduced the size of its $3.0 billion tranche to $2.8 billion. As of December 31, 2023, Suncor had approximately $6.7 billion of liquidity.

A summary of total and unutilized credit facilities at December 31, 2023, is as follows:

($ millions)	2023
Fully revolving and expiring in 2026	5 451
Can be terminated at any time at the option of the lenders	1 520
Total credit facilities	6 971
Credit facilities supporting outstanding commercial paper	(494)
Credit facilities supporting standby letters of credit	(944)
Total unutilized credit facilities[(1)]	5 533

(1) Available credit facilities for liquidity purposes were $4.957 billion at December 31, 2023 (December 31, 2022 – $2.900 billion).

Total Debt to Total Debt Plus Shareholders' Equity

Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an "event of default" as defined in the respective debt agreements,

potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders' equity. At December 31, 2023, total debt to total debt plus shareholders' equity was 26.3% (December 31, 2022 – 28.4%), a decrease from the prior year due primarily to higher shareholders' equity as a result of increased net earnings. The company is currently in compliance with all operating covenants as at December 31, 2023.

Change in Debt

($ millions)	2023
Total debt[(1)] – December 31, 2022	15 619
Increase in long-term debt	1 495
Decrease in short-term debt	(2 343)
Increase in lease liability	1 156
Lease payments	(331)
Foreign exchange on debt, and other	(189)
Total debt[(1)] – December 31, 2023	15 407
Less: Cash and cash equivalents – December 31, 2023	1 729
Net debt[(1)] – December 31, 2023	13 678

(1) Non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

The company's total debt decreased in the twelve months ended December 31, 2023, primarily due to a decrease in short-term indebtedness, principal lease payments made during the period and favourable foreign exchange rates on U.S. dollar denominated debt compared to December 31, 2022, partially offset by the issuance of long-term debt, as discussed below, and an increase in net leases assumed with the Fort Hills acquisitions, and entered into, during the period.

During the fourth quarter of 2023, the company issued $1.0 billion principal amount of 5.60% senior unsecured medium term notes and $500 million principal amount of 5.40% senior unsecured medium term notes, due on November 17, 2025, and November 17, 2026, respectively, to finance the acquisition of TotalEnergies Canada.

As at December 31, 2023, Suncor's net debt was $13.678 billion, compared to $13.639 billion at December 31, 2022. The change in net debt was primarily due to the factors discussed above, and a decrease in cash and cash equivalents.

For the year ended December 31, 2023, the company's net debt to adjusted funds from operations measure was 1.0 times, which is lower than management's maximum target of less than 3.0 times.

Credit Ratings

The company's credit ratings affect its cost of funds and liquidity. In particular, the company's ability to access unsecured funding markets and to engage in certain activities on a cost-effective basis is primarily dependent upon maintaining a strong credit rating. A lowering of the company's credit rating may also have potentially adverse consequences for

the company's funding capacity or access to the capital markets, may affect the company's ability, and the cost, to enter into normal course derivative or hedging transactions, and may require the company to post additional collateral under certain contracts.

As at March 21, 2024, the company's long-term senior debt ratings are:

Long-Term Senior Debt	Rating	Long-Term Outlook
S&P Global Ratings	BBB	Negative
Morningstar DBRS	A (low)	Stable
Moody's Investors Service	Baa1	Stable
Fitch Ratings	BBB+	Stable

As at March 21, 2024, the company's commercial paper ratings are:

Commercial Paper	Cdn Program Rating	U.S. Program Rating
S&P Global Ratings	Not rated	A-2
Morningstar DBRS	R-1 (low)	Not rated
Moody's Investors Service	Not rated	P-2
Fitch Ratings	Not rated	F-1

Refer to the Description of Capital Structure – Credit Ratings section of Suncor's 2023 AIF for a description of credit ratings listed above.

Common Shares

Outstanding Shares

(thousands)	December 31, 2023
Common shares	1 290 100
Common share options – exercisable	14 300
Common share options – non-exercisable	2 736

As at March 20, 2024, the total number of common shares outstanding was 1,287,023,119 and the total number of exercisable and non-exercisable common share options outstanding was 15,467,647. Once vested, each outstanding common share option is exercisable for one common share.

Share Repurchases

During the first quarter of 2023, the TSX accepted a notice filed by Suncor to renew its normal course issuer bid (NCIB) to repurchase the company's common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provides that, beginning February 17, 2023, and ending February 16, 2024, Suncor may purchase for cancellation up to 132,900,000 common shares, which is equal to approximately 10% of Suncor's public float as of February 3, 2023. On February 3, 2023, Suncor had 1,330,006,760 common shares issued and outstanding.

Subsequent to the fourth quarter of 2023, the TSX accepted a notice filed by Suncor to renew its NCIB to purchase the company's common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provides that, beginning February 26, 2024, and ending February 25, 2025, Suncor may purchase for cancellation up to 128,700,000 common shares, which is equal to approximately 10% of Suncor's public float as of February 12, 2024. On February 12, 2024, Suncor had 1,287,461,183 common shares issued and outstanding.

Between February 17, 2023, and February 16, 2024, pursuant to Suncor's previous NCIB, Suncor repurchased 47,106,802 common shares on the open market, representing the equivalent of 3.5% of its common shares as at February 3, 2023, for $2.019 billion, at a weighted average price of $42.87 per share.

Between February 26, 2024, and March 20, 2024, pursuant to Suncor's current NCIB (as renewed), Suncor repurchased 2,266,200 common shares on the open market, representing the equivalent of 0.2% of its common shares as at February 12, 2024, for $107 million, at a weighted average price of $47.32 per share.

The actual number of common shares that may be repurchased under the NCIB and the timing of any such purchases will be determined by Suncor. The company believes that, depending on the trading price of its common shares and other relevant factors, repurchasing its common shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect that the decision to allocate cash to repurchase its common shares will affect its long-term strategy.

At December 31 ($ millions, except as noted)	2023	2022	2021
Share repurchase activities (thousands of common shares)	51 982	116 908	83 959
Weighted average repurchase price per share (dollars per share)	42.96	43.92	27.45
Share repurchase cost	2 233	5 135	2 304

Contractual Obligations, Commitments, Guarantees and Off-Balance Sheet Arrangements

In addition to the enforceable and legally binding obligations in the table below, Suncor has other obligations for goods and services that were entered into in the normal course of business, which may terminate on short notice, including commitments for the purchase of commodities for which an active, highly liquid market exists, and which are expected to be resold shortly after purchase.

The company does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial condition or financial performance, including liquidity and capital resources.

In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments.

| | Payment due by period | | | | | | |
($ millions)	2024	2025	2026	2027	2028	Thereafter	Total
Long-term debt[1]	638	1 638	1 546	577	848	14 175	**19 422**
Decommissioning and restoration costs[2]	471	437	563	602	540	20 887	**23 500**
Long-term contracts, pipeline capacity and energy services commitments[3]	2 199	1 917	1 688	1 561	1 460	12 777	**21 602**
Exploration work commitments[3]	—	53	1	—	—	475	**529**
Lease obligations[4]	561	524	467	435	411	4 038	**6 436**
Other long-term obligations[5]	26	26	26	2	63	—	**143**
Total	**3 895**	**4 595**	**4 291**	**3 177**	**3 322**	**52 352**	**71 632**

(1)   Includes long-term debt and interest payments on long-term debt. Refer to note 21 and note 27 of Suncor's 2023 audited Consolidated Financial Statements.

(2)   Represents the undiscounted and uninflated amount of decommissioning and restoration costs. Refer to note 24 of Suncor's 2023 audited Consolidated Financial Statements.

(3)   Refer to note 32 of Suncor's 2023 audited Consolidated Financial Statements.

(4)   Refer to note 21 and note 27 of Suncor's 2023 audited Consolidated Financial Statements.

(5)   Includes Libya exploration and production sharing agreement signature bonus and merger consent. Refer to note 22 of Suncor's 2023 audited Consolidated Financial Statements.

Transactions with Related Parties

Suncor enters into transactions with related parties in the normal course of business, which includes purchases of feedstock, distribution of refined products and the sale of refined products and byproducts. These transactions are with joint ventures and associated entities in the company's R&M operations, including pipeline, refined product and petrochemical companies. For more information on these transactions and for a summary of Compensation of Key Management Personnel, refer to note 31 of the 2023 audited Consolidated Financial Statements.

Financial Instruments

The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates as part of its overall risk management program, as well as for trading purposes. For the year ended December 31, 2023, the pre-tax earnings impact of risk management and trading activities was $25 million (2022 – pre-tax loss of $187 million).

Gains or losses related to derivatives are recorded as Other Income in the Consolidated Statements of Comprehensive Income.

($ millions)	**2023**	2022
Fair value outstanding, beginning of year	**(65)**	(98)
Changes in fair value recognized in earnings during the year	**25**	(187)
Cash settlements – paid (received) during the year	**20**	220
Fair value outstanding, end of year	**(20)**	(65)

The fair value of derivative financial instruments is recorded on the Consolidated Balance Sheets.

Fair value of derivative contracts at December 31 ($ millions)	2023	2022
Accounts receivable	65	143
Accounts payable	(85)	(208)
	(20)	(65)

Risks Associated with Derivative Financial Instruments

Suncor may be exposed to certain losses in the event that counterparties to derivative financial instruments are unable to fulfil their obligations under these contracts. The company minimizes this risk by entering into agreements with investment grade counterparties. Risk is also minimized through regular management review of the potential exposure to and credit ratings of such counterparties. Suncor's exposure is limited to those counterparties holding derivative contracts with net positive fair values at a reporting date.

Suncor's risk management activities are subject to periodic reviews by management to determine appropriate hedging requirements based on the company's tolerance for exposure to market volatility, as well as the need for stable cash flow to finance future growth. Commodity risk management and trading activities are governed by a separate risk management group that reviews and monitors practices and policies and provides independent verification and valuation of these activities.

For further details on our derivative financial instruments, including assumptions made in the calculation of fair value, a sensitivity analysis of the effect of changes in commodity prices on our derivative financial instruments, and additional discussion of exposure to risks and mitigation activities, refer to note 27 of the company's 2023 audited Consolidated Financial Statements.

10. Material Accounting Policies and Critical Accounting Estimates

Suncor's material accounting policies are described in note 3 of the audited Consolidated Financial Statements for the year ended December 31, 2023.

Adoption of New IFRS Standards

The standards, amendments and interpretations that are adopted up to the date of authorization of the company's Consolidated Financial Statements, and that may have an impact on the disclosures and financial position of the company, are disclosed below.

Disclosure Initiative – Accounting Policies

In February 2021, the IASB issued *Disclosure Initiative – Accounting Policies.* The amendment requires companies to disclose material rather than significant accounting policies to provide more relevant, company-specific accounting policy disclosures. The company adopted the amendments prospectively on the effective date January 1, 2023, and there were impacts that have been reflected in note 3 of the Consolidated Financial Statements as a result of the initial application.

Recently Announced Accounting Pronouncements

The standards, amendments and interpretations that are issued, but not yet effective up to the date of authorization of the company's Consolidated Financial Statements, and that may have an impact on the disclosures and financial position of the company, are disclosed below. The company intends to adopt these standards, amendments and interpretations when they become effective.

General Sustainability-related Disclosures and Climate-related Disclosures

In March 2024, the Canadian Sustainability Standards Board proposed Canadian-specific modifications to IFRS S1: General Sustainability-related Disclosures and IFRS S2: Climate-related disclosures, which were issued by the International Sustainability Standards Board (ISSB) in June 2023. The new standards add sustainability and climate disclosure requirements for annual reporting purposes. The Canadian-specific versions of IFRS S1 and S2 are expected to be available for voluntary adoption starting January 1, 2025; however, the Canadian Securities Administrators have not yet confirmed whether the new standards will be mandated for Canadian reporting issuers. The company is currently disclosing sustainability and climate-related information in its annual Report on Sustainability and Climate Report and anticipates changes resulting from these new standards on the Consolidated Financial Statements as a result of future application.

Significant and Other Accounting Estimates and Judgments

The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect reported assets, liabilities, revenues, expenses, gains, losses and disclosures of contingencies. These estimates and judgments are subject to change based on experience and new information.

Climate Change

Suncor supports the goals of the Paris Agreement and is committed to achieving the long-term objective of net-zero GHG emissions from its operations by 2050, including those in which it has a working interest. Addressing climate change and providing the secure, affordable and reliable energy the world needs requires investment, technological advancement, product innovation, regulatory support and collaborative partnerships, such as the Pathways Alliance. The rate of change of public policy, consumer behaviour and resulting demand for low-carbon options is not certain. Suncor is committed to reducing emissions in our base business, while expanding in complementary low-emissions businesses and working with our customers, governments and partners to realize our shared climate objectives.

Climate change and the transition to a low-emissions economy was considered in preparing the Consolidated Financial Statements, primarily in estimating commodity prices used in impairment and reserves analysis. These may have significant impacts on the currently reported amounts of the company's assets and liabilities discussed below and on similar assets and liabilities that may be recognized in the future. As part of its ongoing business planning, Suncor estimates future costs associated with GHG emissions in its operations and in the evaluation of future projects. The company uses future climate scenarios to test and assess the resilience of its strategy. Changes in market and regulatory conditions and assumptions, as well as climate change, and the evolving worldwide demand for energy and global advancement of alternative sources of energy that are not sourced from fossil fuels, can materially impact the estimation of net reserves, asset valuation and reclamation and timing and requirements. The timing and pace at which global energy markets transition from carbon-based sources to alternative energy is highly uncertain.

Oil and Gas Reserves

The company's estimate of oil and gas reserves is considered in the measurement of depletion, depreciation, impairment, decommissioning and restoration obligations and business combinations. The estimation of reserves is an inherently complex process and involves professional judgment. All reserves have been evaluated at December 31, 2023, by independent qualified reserves evaluators. Oil and gas reserves estimates are based on a range of geological, technical and economic factors, including projected future rates of production, projected future commodity prices, engineering

data, and the timing and amount of future expenditures, all of which are subject to uncertainty. Estimates reflect market and regulatory conditions existing at December 31, 2023, which could differ significantly from other points in time throughout the year, or future periods.

Exploration and Evaluation Costs

Certain exploration and evaluation costs are initially capitalized with the intent to establish commercially viable reserves. The company is required to make judgments about future events and circumstances and applies estimates to assess the economic viability of extracting the underlying resources. The costs are subject to technical, commercial and management review to confirm the continued intent to develop the project. The level of drilling success or changes to project economics, resource quantities, expected production techniques, production costs and required capital expenditures are important judgments when making this determination. Management uses judgment to determine when these costs are reclassified to Property, Plant and Equipment based on several factors, including the existence of reserves, appropriate approvals from regulatory bodies, joint arrangement partners and the company's internal project approval process.

Determination of Cash Generating Units (CGUs)

A CGU is the lowest grouping of integrated assets that generates identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructure and the way in which management monitors the operations.

Asset Impairment and Reversals

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.

The recoverable amount of CGUs and individual assets is determined based on the higher of fair value less costs of disposal or value-in-use calculations. The key estimates the company applies to determine the recoverable amount normally include estimated future commodity prices, discount rates, expected production volumes, future operating and development costs, income taxes and refining margins. In determining the recoverable amount, management may also be required to make judgments regarding the likelihood of occurrence of a future event. Changes to these estimates and judgments will affect the recoverable amounts of CGUs and

individual assets and may then require a material adjustment to their related carrying value.

Decommissioning and Restoration Costs

The company recognizes liabilities for the future decommissioning and restoration of Exploration and Evaluation assets and Property, Plant and Equipment based on estimated future decommissioning and restoration costs. Management applies judgment in assessing the future regulatory requirements, the existence and extent as well as the expected method of reclamation of the company's decommissioning and restoration obligations at the end of each reporting period. Management also uses judgment to determine whether the nature of the activities performed is related to decommissioning and restoration activities or normal operating activities.

Actual costs are uncertain, and estimates may vary as a result of changes to relevant laws and regulations related to the use of certain technologies, the emergence of new technology, operating experience, prices and closure plans. The estimated timing of future decommissioning and restoration may change due to certain factors, including reserves life. Changes to estimates related to future expected costs, discount rates, inflation assumptions and timing may have a material impact on the amounts presented.

Employee Future Benefits

The company provides benefits to employees, including pensions and other post-retirement benefits. The cost of defined benefit pension plans and other post-retirement benefits received by employees is estimated based on actuarial valuation methods that require professional judgment. Estimates typically used in determining these amounts include, as applicable, rates of employee turnover, future claim costs, discount rates, future salary and benefit levels, the return on plan assets, mortality rates and future medical costs. Changes to these estimates may have a material impact on the amounts presented.

Income Taxes

Management evaluates tax positions, annually or when circumstances require, which involves judgment and could be subject to differing interpretations of applicable tax legislation. The company recognizes a tax provision when a payment to tax authorities is considered probable. However, the results of audits and reassessments and changes in the interpretations of standards may result in changes to those positions and, potentially, a material increase or decrease in the company's assets, liabilities and net earnings.

11. Risk Factors

Suncor is committed to a proactive program of enterprise risk management intended to enable decision-making through consistent identification and assessment of risks inherent to its assets, activities and operations. Some of these risks are common to operations in the oil and gas industry as a whole, while some are unique to Suncor. The realization of any of the following risks could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Volatility of Commodity Prices

Suncor's financial performance is closely linked to prices for crude oil, refined petroleum products and, to a lesser extent, natural gas and electricity prices. The prices for all of these commodities can be influenced by global and regional supply and demand factors, which are beyond the company's control and can result in a high degree of price volatility.

Crude oil prices are also affected by, among other things, global economic health (particularly in emerging markets), market access constraints, regional and international supply and demand imbalances, political developments and government action, decisions by OPEC+ regarding quotas on its members, compliance or non-compliance with quotas agreed upon by OPEC+ members and other countries, and weather. These factors impact the various types of crude oil and refined products differently and can impact differentials between light and heavy grades of crude oil (including blended bitumen), and between conventional oil and SCO.

Refined petroleum product prices and refining margins are also affected by, among other things, crude oil prices, the availability of crude oil and other feedstock, levels of refined product inventories, regional refinery availability, market access, marketplace competitiveness, regulatory compliance costs and other local market factors. Natural gas prices in North America are affected by, among other things, supply and demand, inventory levels, weather and prices for alternative energy sources.

In addition, oil and natural gas producers in North America, and particularly in Canada, may receive discounted prices for their production relative to certain international prices, due in part to constraints on the ability to transport and sell such products to international markets. A failure to resolve such constraints may result in continued discounted or reduced commodity prices realized by oil and natural gas producers. Suncor's production from Oil Sands includes significant quantities of bitumen and SCO that may trade at a discount to light and medium crude oil. Bitumen and SCO are typically more expensive to produce and process. In addition, the market prices for these products may differ from the established market indices for light and medium grades of crude oil. As a result, the price received for bitumen and SCO may differ from the benchmark they are priced against.

Wide differentials or a prolonged period of low and/or volatile commodity prices, particularly for crude oil may lead to the impairment of assets, or to the cancellation or deferral of Suncor's growth projects.

Commodity prices could be materially and adversely affected by the outbreak of epidemics, pandemics and other public health crises in geographic areas in which Suncor has operations, suppliers, customers or employees. A prolonged period of decreased demand for, and prices of, these commodities, and any applicable storage constraints, could also result in voluntary curtailment or shutting in production and a decrease in Suncor's refined product volumes and refinery utilization rates.

Carbon Risk

Public support for climate change action and receptivity to alternative or renewable energy technologies has grown in recent years. There has also been increased activism and public opposition to fossil fuels, and oil sands in particular. Existing and future laws and regulations in support of a transition to low-carbon energy and climate change action may impose significant constraints on fossil fuel development. Concerns over climate change, fossil fuel extraction, GHG emissions, and water and land-use practices could lead governments to enact additional or more stringent laws and regulations applicable to Suncor and other companies in the energy industry in general, and in the oil sands industry in particular.

Changes to environmental regulations, including regulations relating to climate change, could impact the demand for the company's products or could require increased capital expenditures, operating expenses, abandonment and reclamation obligations, and distribution costs. These potential added costs may not be recoverable in the marketplace and may result in some current operations or growth projects becoming less profitable or uneconomic. Such regulatory changes could require significant Suncor investment into the development of technologies or other energy products.

Suncor continues to monitor international and domestic efforts to address climate change. While GHG regulations and targets will continue to become more stringent, and while Suncor continues its efforts to reduce its GHG emissions, the absolute operational GHG emissions of the company may rise as a result of growth, mergers and acquisition activities, and changes in the operatorship of assets by Suncor or affiliates. This is particularly relevant with Suncor's increase in emissions as a result of Suncor's purchase of additional working interest in Fort Hills in 2023. Increases in GHG emissions may impact the profitability of the company's projects, as Suncor will be subject to incremental levies and taxes. There is also a risk that Suncor could face litigation initiated by third parties relating to climate change, including litigation pertaining to GHG emissions, the production, sale, or promotion of fossil fuels and petroleum products, and/or disclosure.

These developments and future developments could adversely impact the demand for Suncor's products, the ability of Suncor to maintain and grow its production and reserves, and Suncor's reputation.

Greenhouse Gas Emissions and Targets

Among other sustainability goals, Suncor's strategic objective is to be a net-zero GHG emissions from operations company by 2050 and the company has set ambitious near-term goals to reduce emissions across its value chain. The company's ability to deliver GHG emissions reductions is subject to numerous risks and uncertainties, and actions taken to implement these

objectives may also expose Suncor to certain additional and/or heightened financial and operational risks.

A reduction in GHG emissions relies on, among other things, Suncor's ability to implement and improve energy efficiency at all of its facilities, future development and growth opportunities, development and deployment of new technologies, the ability to sequester and capture carbon and investment in low-carbon power, as well as a transition to low-carbon fuels. In the event that Suncor is unable to implement these strategies and technologies as planned without negatively impacting our expected operations or business plans, or in the event that such strategies or technologies do not perform as expected, Suncor may be unable to meet its GHG targets on the current timelines, or at all.

In addition, achieving the company's GHG emissions reduction targets could require significant capital expenditures and resources, with the potential that the costs required to achieve our target and goals materially differ from our original estimates and expectations, and these differences may be material. While the intent is to improve efficiency and increase the offering of low-carbon energy, the shift in resources and focus towards emissions reduction could have a negative impact on our operating results.

Environmental Compliance

Tailings Management and Water Release

Each oil sands mine is required under the Alberta Energy Regulator's Directive 085 – Fluid Tailings Management for Oil Sands Mining Projects to seek approval for its fluid tailings management plan. If a Suncor mine fails to meet a condition of its approved plan, the company could be subject to enforcement actions, including production curtailment, and financial consequences, such as compliance levies or being required to post additional security under the Mine Financial Security Program. The consequences of not meeting approval conditions are not yet fully known, as certain associated policy and regulation reviews and updates are still under development. Such updates could impact the technologies that the company plans to employ for tailings management and reclamation, which could adversely impact the company's business plans. There could also be risks if the company's tailings management operations fail to operate as anticipated.

Suncor uses pit lakes and supports an integrated water and tailings management approach for effective operations, successful reclamation and closure, and positive environmental outcomes. The inability to release treated mine water to the environment continues to result in an increase to both water quality concerns and water containment concerns at Suncor mine sites, which impacts current operations and reclamation and closure planning. The absence of an effective regulatory framework in this area could significantly impact operations and the success and timing of closure and reclamation plans.

Alberta's Land-Use Framework

The implementation of, and compliance with, the terms of Alberta's Land-Use Framework through the Lower Athabasca Regional Plan (LARP) may adversely impact Suncor's current properties and projects in northern Alberta due to, among other things, environmental limits and thresholds. The impact of the LARP on Suncor's operations may be outside of the control of the company, as Suncor's operations could be impacted as a result of restrictions imposed due to the cumulative impact of development by the other operators in the area and not solely in relation to Suncor's direct impact.

Water Management Regulations

Suncor currently relies on water obtained under licences and permits from government and regulators in its operating areas. Water licences and permits contain conditions to be met in order to maintain compliance with the licence. There can be no assurance that the licences to withdraw and use water will not be rescinded or restricted, or that additional conditions will not be added. It is also possible that regional water management approaches may require water-sharing agreements between stakeholders. In addition, any changes or expansions of the company's projects may rely on securing licences and permits for additional water withdrawal and use, and there can be no assurance that these licences will be granted in a timely manner or that they will be granted on terms favourable to Suncor. There is also a risk that future laws or changes to existing laws or regulations relating to water access or water management could cause capital expenditures and operating expenses relating to water licence compliance to increase.

Biodiversity

Species at risk exist in the areas where Suncor conducts its operations. For example, existing, planned and potential future projects in Alberta are located within the range of woodland caribou, which have been identified as "threatened" under the *Species at Risk Act* (Canada). In response to the Government of Canada's Recovery Strategy for the Woodland Caribou, provincial caribou range plans are being developed through sub-regional planning. The development and implementation of sub-regional plans may have an impact on the pace and amount of development in these areas and could potentially increase costs due to restoration or offsetting requirements.

Pursuant to the Alberta Wetland Policy, future development in wetland areas may be obligated to avoid wetlands or mitigate the development's effects on wetlands. Certain Suncor operations and growth projects where wetlands are regionally abundant will be affected by aspects of the policy where avoidance is not possible and wetland reclamation or replacement may be required. Wetland replacement costs are based on wetland value and may be especially high for future oil sands projects and expansions due to the limited opportunity to avoid or minimize impacts to wetlands.

Air and Water Quality Management

A number of Canadian federal and provincial, and U.S. federal and state, air and water quality regulations and frameworks are in place currently and being developed, changed and/or implemented, which could have an impact on the company's existing operations and planned projects, such as requiring the company to invest additional capital or incur additional operating and compliance expenses, including, among other things, potentially requiring the company to retrofit equipment to meet new requirements and increase monitoring and mitigation plans. The full impact of these regulations and frameworks is not yet known.

Major Operational Incidents (Safety, Environmental and Reliability)

Each of Suncor's primary operating businesses carries economic risk associated with operating reliably or enduring a protracted operational outage. The breadth and level of integration of Suncor's operations adds complexity.

The company's businesses also carry the risks associated with poor or substandard environmental and safety performance, which is closely scrutinized by governments, the public and the media, and could result in a suspension of or inability to obtain regulatory approvals and permits, or, in the case of a major environmental or safety incident, delays in resuming normal operations, fines, civil suits or criminal charges against the company.

In general, Suncor's operations are subject to operational hazards and risks such as, among others, fires (including forest fires), explosions, blow-outs, power outages, prolonged periods of extreme cold or extreme heat, severe winter climate conditions, flooding, droughts and other extreme weather conditions, railcar incidents or derailments, the migration of harmful substances such as, among others, oil spills, gaseous leaks or a release of deleterious substances, loss of tailings dam integrity, pollution and other environmental risks, and accidents, any of which can interrupt operations or cause personal injury or death, or damage to property, equipment (including information technology and related data and controls systems), and the environment.

The reliable operation of production and processing facilities at planned levels and Suncor's ability to produce higher-value products can also be impacted by, among other things, failure to follow the company's policies, standards and operating procedures or operate within established operating parameters, equipment failure through inadequate maintenance, unanticipated erosion or corrosion of facilities, manufacturing and engineering flaws, and labour shortage or interruption. The company is also subject to operational risks such as sabotage, terrorism, trespass, theft and malicious software, network or cyberattacks.

In addition to the foregoing factors that affect Suncor's business generally, each business unit is susceptible to additional risks due to the nature of its business, including, among others, the following:

- Suncor's Oil Sands business is susceptible to loss of production, slowdowns, shutdowns or restrictions on its ability to produce higher-value products, due to the failure of any one or more interdependent component systems, and other risks inherent to oil sands operations;

- For Suncor's E&P businesses, there are risks and uncertainties associated with drilling for oil and natural gas, the operation and development of such properties and wells (including encountering unexpected formations, pressures or the presence of hydrogen sulphide), premature declines of reservoirs, sour gas releases, uncontrollable flows of crude oil, natural gas or well fluids and other accidents;

- Suncor's E&P offshore operations occur in areas subject to hurricanes and other extreme weather conditions, such as winter storms, pack ice, icebergs and fog. The occurrence of any of these events could result in production shut-ins, the suspension of drilling operations and damage to or destruction of the equipment involved. Harsh weather conditions, particularly in the winter season, may also impact the successful execution of maintenance and startup of operations. Suncor's E&P offshore operations could be indirectly affected by catastrophic events occurring at other third-party offshore operations, which could give rise to liability, damage to the company's equipment, harm to individuals, force a shutdown of facilities or operations, or result in a shortage of appropriate equipment or specialists required to perform planned operations; and

- Suncor's R&M operations are subject to all of the risks normally inherent in the operation of refineries, terminals, pipelines and other distribution facilities and service stations, including, among others, loss of production, slowdowns or shutdowns due to equipment failures, unavailability of feedstock, price and quality of feedstock, or other incidents.

Suncor is also subject to risks relating to the health and safety of its people, and the potential for a slowdown or temporary suspension of its operations in locations impacted by an outbreak of an epidemic, pandemic or other public health crisis. This could negatively impact Suncor's production or refined product volumes and refinery utilization rates for a sustained period of time.

Government/Regulatory Policy

Suncor's businesses operate under federal, provincial, territorial, state and municipal laws in numerous countries. The company is subject to regulation and intervention by governments in oil and gas industry matters, such as, among others, land tenure; royalties; taxes (including income taxes); government fees; production rates; environmental protection; water; wildlife; fish; air quality; safety performance; the reduction of GHG and other emissions; the export of crude oil, natural gas and other products; cybersecurity; interactions with foreign governments; the awarding or acquisition of exploration and production rights, oil sands leases or other interests; the imposition of specific drilling obligations; control over the development, reclamation and abandonment of fields and mine sites; mine financial security requirements; approval of logistics infrastructure; and possibly expropriation or cancellation of contract rights. As part of ongoing operations, the company is also required to comply with a significant number of environmental, health and safety regulations under a variety of Canadian, U.S. and other foreign, federal, provincial, territorial, state and municipal laws and regulations. Failure to comply with applicable laws and regulations may result in, among other things, the imposition of fines and penalties, production constraints, a compulsory shutdown of facilities or suspension of operations (temporarily or permanently), reputational damage, delays, increased costs, denial of operation and growth permit applications, censure, liability for cleanup costs and damages, and the loss of important licenses and permits.

Before proceeding with certain projects, including changes to existing operations, Suncor must obtain permits, regulatory approvals, and licences to operate certain assets. These processes can involve, among other things, Indigenous and stakeholder consultation, government intervention, environmental impact assessments and public hearings and may be subject to conditions, including security deposit obligations and other commitments. In some cases, abandonment and reclamation obligations may remain with the company even after disposition of an asset to a third party. Compliance can be affected by the loss of skilled staff, inadequate internal processes and compliance auditing.

Failure to obtain, comply with, satisfy the conditions of or maintain regulatory permits, licences and approvals, or failure to obtain them on a timely basis or on satisfactory terms, could result in prosecution, fines and penalties, delays, abandonment or restructuring of projects, impacts to

production, reputational damage and increased costs, denial of operating and growth permit applications and public censure. Suncor's businesses can also be indirectly impacted by a third-party's inability to obtain regulatory approval for a shared infrastructure project or a third-party infrastructure project on which a portion of Suncor's business depends.

Changes in government policy, regulation or other laws, or the interpretation thereof, or the revocation of existing approvals or permits by the government or opposition to Suncor's projects or third-party pipeline and infrastructure projects that delay or prevent necessary permits or regulatory approvals, or that make current operations or growth projects less profitable or uneconomic could materially impact Suncor's operations, existing and planned projects.

Digital and Cybersecurity

The efficient operation of Suncor's business is dependent on computer hardware, software and a large and complex information framework, including the systems of cloud providers and third parties with which Suncor conducts business. Digital transformation continues to increase the number of, and complexity of, such systems. In the ordinary course of Suncor's business, Suncor collects and stores sensitive data, including intellectual property, proprietary business information and personal information of the company's employees and retail customers. Suncor relies on industry-accepted security measures, controls and technology to protect Suncor's information systems and securely maintain confidential and proprietary information stored on the company's information systems, and has adopted a continuous process to identify, assess and manage threats to the company's information systems.

As a result of the critical nature of the energy supply chain and Suncor's use of information systems and other digital technologies to control its assets, Suncor faces a heightened risk of cyber-attacks. While Suncor has an information and cybersecurity program in place, the measures, controls and technology on which the company relies may not be adequate due to the increasing volume, sophistication and rapidly evolving nature of cyber threats. Suncor's information technology and infrastructure, including process control systems, has and will likely continue to face attacks by malicious persons or entities motivated by, among other things, geopolitical, financial or activist reasons, or may be breached due to employee error or malfeasance, or otherwise vulnerable due to other disruptions. Although the company maintains a risk management program, which includes an insurance component that may provide coverage for the operational impacts from an attack to, or breach of, Suncor's information technology and infrastructure, including process control systems, the company does not maintain stand-alone cyber insurance. Furthermore, not all cyber risks are insurable. As a result, Suncor's existing insurance may not provide adequate coverage for losses stemming from a cyberattack to, or breach of, its information technology and infrastructure.

Any such attack or breach could compromise Suncor's networks, and the information Suncor stores could be accessed, publicly disclosed, lost, stolen or compromised. Any such attack, breach, access, disclosure or loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruptions to Suncor's operations, decreased performance and production, increased costs, damage to

Suncor's reputation, physical harm to people or the environment or other negative consequences to Suncor or third parties.

Market Access

The markets for bitumen blends and heavy crude oil are limited compared to those for light crude oil, making them more susceptible to supply and demand changes and imbalances (whether as a result of the availability, proximity and capacity of pipeline facilities, railcars or otherwise). Heavy crude oil generally receives lower market prices than light crude oil, due principally to the lower quality and value of the refined product yield and the higher cost to transport the more viscous product on pipelines, and this price differential can be amplified due to supply and demand imbalances.

Market access for Suncor's oil sands production may be constrained by insufficient pipeline takeaway capacity. In order to secure future market access, financial commitments could be made for projects that do not proceed. There is a risk that constrained market access for oil sands production, growing inland production and refinery outages could create widening price differentials that could impact the profitability of product sales. Market access for refined products may also be constrained by insufficient takeaway capacity, which could create a supply/demand imbalance.

Competition

The global petroleum industry is highly competitive in many aspects, including the exploration for and the development of new sources of supply, the acquisition of crude oil and natural gas interests, and the refining, distribution and marketing of refined petroleum products. Suncor competes in virtually every aspect of its business with other energy companies. The petroleum industry also competes with other industries in supplying energy, fuel and related products to consumers. The increasing volatility of the political and social landscape adds complexity.

For Suncor's Oil Sands and E&P businesses, it is difficult to assess the number, level of production and ultimate timing of all potential new projects or when existing production levels of competitors may increase. Although increased regulatory requirements have slowed certain larger projects in the short term, an increase in the level of activity may have an impact on regional infrastructure, including pipelines, and could place stress on the availability and cost of all resources required to build and run new and existing oil sands operations.

For Suncor's R&M business, management expects that fluctuations in demand for refined products, margin volatility and overall marketplace competitiveness will continue.

There is a risk that increased competition could cause costs to increase, put further strain on existing infrastructure and cause margins for refined and unrefined products to be volatile, and impact demand for Suncor's products.

Portfolio Development and Execution

There are certain risks associated with the development and execution of Suncor's complex and integrated portfolio of projects and the commissioning and integration of new facilities within its existing asset base. This includes development, engineering, construction, commissioning and startup.

Portfolio development and execution can also be impacted by, among other things, the effect of changing government regulations; the company's ability to obtain the necessary environmental and other regulatory approvals; the complexity and diversity of Suncor's portfolio; the ability to negotiate with joint venture partners; the accuracy of project cost and schedule estimates; the availability and cost of materials, equipment, qualified personnel and logistics infrastructure; weather; unanticipated technical challenges; or general business conditions.

Technology Risk

There are risks associated with sustainability, growth and capital projects that rely largely or partly on new technologies and the incorporation of such technologies into new or existing operations, including that the results of the application of new technologies may differ from simulated, test or pilot environments, or that third-party intellectual property protections may impede the development and implementation of new technology. The success of projects incorporating new technologies cannot be assured and advantages accrue to companies that can develop and adopt emerging technologies in advance of competitors. The inability to develop, implement and monitor new technologies may impact the company's ability to develop its new or existing operations in a profitable manner or comply with regulatory requirements.

Cumulative Impact and Pace of Change

The energy industry is evolving at a rapid pace and change is necessary to meet business objectives. These business objectives compete for resources and may negatively impact the company should there be inadequate consideration of the cumulative impacts of prior and parallel initiatives on people, processes and systems. There is a risk that measures undertaken to achieve these objectives may exceed Suncor's capacity to adopt and implement change.

Skills, Resource Shortage and Reliance on Key Personnel

The successful operation of Suncor's businesses will depend upon the availability of, and competition for skilled labour and materials supply. There is a risk that the company may have difficulty sourcing and retaining the skilled labour in certain talent segments for current and future operations. The availability of competent and skilled contractors for current and future operations is also a risk depending on market conditions and continued cost reduction initiatives. Suncor's ability to operate safely and effectively and complete all projects on time and on budget has the potential to be significantly impacted by these risks and this impact could be material. The company's success also depends in large measure on certain key personnel. The contributions of the existing management team to the immediate and near-term operations of the company are likely to continue to be of central importance for the foreseeable future.

Labour Relations

Hourly employees at Suncor's oil sands facilities (excluding MacKay River and Fort Hills), all of the company's refineries and the majority of the company's terminal and distribution operations and certain of the company's E&P operations are represented by labour unions or employee associations. Any work interruptions involving the company's employees, contract trades utilized in the company's projects or operations,

or any jointly owned facilities operated by another entity present a significant risk to the company.

Joint Arrangement Risk

Suncor has entered into joint arrangements and other contractual arrangements with third parties, including arrangements where other entities operate assets in which Suncor has ownership or other interests and arrangements where Suncor operates assets in which other entities have ownership or other interests. The success and timing of activities relating to assets and projects operated by others, or developed jointly with others, depend upon a number of factors that are outside of Suncor's control, including, among others, the timing and amount of capital expenditures, operational and maintenance expenditures; misalignment of partner interests, the operator's expertise, financial resources and risk management practices; the approval of other participants; and the selection of technology.

Financial Risks

Access to Capital

Suncor expects that future capital expenditures will be financed out of cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. This ability is dependent on, among other factors, commodity prices, the overall state of the capital markets, and financial institutions and investor appetite for investments in the energy industry generally, and the company's securities in particular. The company's ability to access capital may also be adversely affected in the event that financial institutions, investors, rating agencies and/or lenders adopt more restrictive decarbonization policies. To the extent that external sources of capital become limited or unavailable or available on unfavourable terms, the ability to make capital investments and maintain existing properties may be constrained.

If the company finances capital expenditures in whole or in part with debt, that may increase its debt levels above industry standards for oil and gas companies of similar size. Depending on future development and growth plans, additional debt financing may be required that may not be available or, if available, may not be available on favourable terms. Neither the Articles of Suncor nor its bylaws limit the amount of indebtedness that may be incurred; however, Suncor is subject to covenants in its existing credit facilities and seeks to avoid an unfavourable cost of debt. The level of the company's indebtedness, and the level of indebtedness relative to the company's ability to generate cash flow, from time to time, could impair its ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise and could negatively affect its credit ratings.

Suncor is required to comply with financial and operating covenants under existing credit facilities and debt securities. Covenants are reviewed based on actual and forecast results and the company has the ability to make changes to its development plans, capital structure and/or dividend policy to comply with covenants under the credit facilities. If Suncor does not comply with the applicable covenants under its credit facilities and debt securities, there is a risk that repayment could be accelerated and/or the company's access to capital could be restricted or only be available on unfavourable terms.

Rating agencies regularly evaluate the company, including its subsidiaries. Their ratings of Suncor's long-term and short-term debt are based on a number of factors, including the company's financial strength, as well as factors not entirely within its control, including conditions affecting the oil and gas industry generally, and the wider state of the economy. Credit ratings may be important to customers or counterparties when Suncor competes in certain markets and when it seeks to engage in certain transactions, including some commodity sales or purchase transactions or those involving over-the-counter derivatives. There is a risk that one or more of Suncor's credit ratings could be downgraded, which could potentially limit its access to private and public credit markets and increase the company's cost of borrowing.

Inflation

The company purchases materials and commodities for use in its business and uses contractors to supplement its workforce in many areas of the organization. Due to the lingering impacts of the COVID-19 pandemic and the limited availability of labour, many supply chains have been stretched, resulting in an increase in inflation. While many central banks have increased interest rates in an attempt to reduce inflation, there is no certainty that attempts to control inflation will be successful, or if they are successful, the pace at which inflation may subside.

Even a short period of higher-than-average inflation can lead to structural cost increases in Suncor's business, which may impact its business plans going forward. Furthermore, governmental actions, such as the imposition of higher interest rates or wage or price controls may also negatively impact the company's costs and magnify the impacts of other risks identified in this Risk Factors section of the MD&A, including those set out below under Financial Risks – Interest Rate Risks.

Energy Trading and Risk Management Activities and the Exposure to Counterparties

The nature of Suncor's energy trading and risk management activities, which may make use of derivative financial instruments to manage its exposure to commodity price and other market risks, creates exposure to financial risks, which include, but are not limited to, unfavourable movements in commodity prices, interest rates or foreign exchange that could result in a financial or opportunity loss to the company; a lack of counterparties, due to market conditions or other circumstances that could leave the company unable to liquidate or offset a position, or unable to do so at or near the previous market price; and counterparty default risk.

Exchange Rate Fluctuations

The majority of Suncor's revenues from the sale of oil and natural gas commodities are based on prices that are determined by, or referenced to, U.S. dollar benchmark prices, while the majority of Suncor's expenditures are realized in Canadian dollars. Suncor also has assets and liabilities, including approximately 60% of the company's debt, that are denominated in U.S. dollars and translated to Suncor's reporting currency (Canadian dollars) at each balance sheet date. Suncor's financial results, therefore, can be affected significantly by the exchange rates between the Canadian dollar and the U.S. dollar. These exchange rates may vary substantially and may give rise to favourable or unfavourable foreign currency exposure. A decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of commodities. An increase in the value of the Canadian dollar relative to the U.S. dollar will

decrease revenues received from the sale of commodities. A decrease in the value of the Canadian dollar relative to the U.S. dollar from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations.

Interest Rate Risk

The company is exposed to fluctuations in short-term Canadian and U.S. interest rates as Suncor maintains a portion of its debt capacity in revolving and floating rate credit facilities and commercial paper, and invests surplus cash in short-term debt instruments and money market instruments, which are off-setting exposures to some degree. Throughout 2023, benchmark interest rates rose in both Canada and the United States. Suncor may also be exposed to higher interest rates when debt instruments are maturing and require refinancing, or when new debt capital needs to be raised. The company is also exposed to changes in interest rates if derivative instruments are used to manage the debt portfolio.

Royalties and Taxes

Suncor is subject to royalties and taxes imposed by governments in numerous jurisdictions. Royalties can be impacted by changes in crude oil and natural gas pricing, production volumes, sales volumes, and capital and operating costs, by changes to existing legislation or production sharing contracts; and by results of regulatory audits of prior year filings and other such events. The final determination of these events may have a material impact on the company's royalties expense. A failure to fully realize anticipated tax-benefits, including the expected tax benefit relating to the acquisition of TotalEnergies Canada, or an increase in Suncor's royalties expense, income taxes, property taxes, carbon taxes, levies, tariffs, duties, quotas, border taxes, other taxes and government-imposed compliance costs may increase our cost of tax compliance.

Dividends and Share Repurchases

Suncor's payment of future dividends on its common shares and future share repurchases by Suncor of its common shares will be dependent on, among other things, legislative and stock exchange requirements, the prevailing business environment, the company's financial condition, results of operations, cash flow, the need for funds to finance ongoing operations and growth projects, debt covenants and other business considerations as the company's Board considers relevant. There can be no assurance that Suncor will continue to pay dividends or repurchase shares in the future.

E&P Reserves Replacement

Suncor's future offshore production, and therefore its cash flows and results of operations from E&P, are highly dependent upon success in exploiting its current reserves base and acquiring or discovering additional reserves. Without additions to its E&P reserves through exploration, acquisition or development activities, Suncor's production from its offshore assets will decline over time as reserves are depleted. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent Suncor's cash flows is insufficient to fund capital expenditures and external sources of capital become limited or unavailable, Suncor's ability to make the necessary capital investments to maintain and expand its reserves will be impaired. In addition, Suncor may be unable to develop or acquire additional reserves to replace its crude oil production at acceptable costs.

Uncertainties Affecting Reserves Estimates

There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond the company's control. Suncor's actual production, revenues, royalties, taxes, and development and operating expenditures with respect to the company's reserves will vary from its estimates, and such variances could be material.

The evaluation of reserves is a continuous process, one that can be significantly impacted by a variety of internal and external influences. Revisions are often required as a result of newly acquired technical data, technology improvements or changes in performance, pricing, economic conditions, market availability or regulatory requirements. Additional technical information regarding geology, hydrogeology, reservoir properties and reservoir fluid properties is obtained through seismic programs, drilling programs, updated reservoir performance studies and analysis and production history, and may result in revisions to reserves. Pricing, market availability and economic conditions affect the profitability of reserves development. Royalty regimes and environmental regulations and other regulatory changes cannot be predicted but may have positive or negative effects on reserves. Future technology improvements would be expected to have a favourable impact on the economics of reserves development and exploitation, and therefore may result in an increase to reserves. Political unrest, such as is occurring in Syria and Libya, has resulted in volumes that would otherwise be classified as reserves being classified as contingent resources.

There are numerous uncertainties inherent in estimating the quantities and quality of these reserves, including many factors beyond the company's control. In general, estimates of reserves and the future net cash flows from these reserves are based upon a number of factors and assumptions – such as production forecasts, regulations, pricing, the timing and amount of capital expenditures, future royalties, future operating costs, yield rates for upgraded production of SCO from bitumen, and future abandonment and reclamation costs – all of which may vary considerably from actual results. The accuracy of any reserves estimate is a matter of interpretation and judgment and is a function of the quality and quantity of available data, which may have been gathered over time. For these reasons, estimates of reserves and categorization of such reserves based on the certainty of recovery, prepared by different engineers or by the same engineers at different times, may vary.

Reserves estimates are based upon geological assessment, including drilling and laboratory tests. Mining reserves estimates also consider production capacity and upgrading yields, mine plans, operating life and regulatory constraints. In Situ reserves estimates are also based upon the testing of core samples and seismic operations and demonstrated commercial success of in situ processes. Suncor's actual production, revenues, royalties, taxes, and development and operating expenditures with respect to the company's reserves will vary from such estimates, and such variances could be material. Production performance subsequent to the date of the estimate may justify future revision, either upward or downward, if material.

Reserves evaluations are based in part on the assumed success of activities the company intends to undertake in future years. Estimated reserves and associated cash flows may be increased or reduced to the extent that such activities do or do not achieve the level of success assumed in the reserves evaluations.

Third-Party Service Providers

Suncor's businesses are reliant on the operational integrity of a large number of third-party service providers, including input and output commodity transport (pipelines, rail, trucking, marine) and utilities associated with various Suncor and jointly owned facilities. A disruption in service or limited availability by one of these third parties can have a dramatic impact on Suncor's operations and growth plans. Pipeline constraints that affect takeaway capacity or supply of inputs, such as hydrogen and power, could impact the company's ability to produce at capacity levels. Disruptions in pipeline service could adversely affect commodity prices, Suncor's price realizations, refining operations and sales volumes, or limit the company's ability to produce and deliver production. These interruptions may be caused by the inability of the pipeline to operate or by the oversupply of feedstock into the system that exceeds pipeline capacity. Short-term operational constraints on pipeline systems arising from pipeline interruption and/or increased supply of crude oil have occurred in the past and could occur in the future. There is a risk that third-party outages could impact Suncor's production or price realizations.

Foreign Operations

The company has operations in countries with different political, economic and social systems. As a result, the company's operations and related assets are subject to a number of risks and other uncertainties arising from foreign government sovereignty over the company's international operations, which may include, among other things, currency restrictions and restrictions on repatriation of funds; loss of revenue, property and equipment as a result of expropriation, nationalization, terrorism, war, insurrection, and geopolitical and other political risks; increases in taxes and government royalties; compliance with existing and emerging anti-corruption laws, including the *Corruption of Foreign Public Officials Act* (Canada) and the *Foreign Corrupt Practices Act* (United States); renegotiation of contracts with government entities and quasi-government agencies; changes in laws and policies governing operations of foreign-based companies; and economic and legal sanctions (such as restrictions against countries experiencing political violence, or countries that other governments may deem to sponsor terrorism).

If a dispute arises in the company's foreign operations, the company may be subject to the exclusive jurisdiction of foreign courts or may not be able to subject foreign persons to the jurisdiction of a court in Canada or the U.S. In addition, as a result of activities in these areas and a continuing evolution of an international framework for corporate responsibility and accountability for international crimes, there is a risk the company could be exposed to potential claims for alleged breaches of international or local law.

The impact that future potential terrorist attacks, regional hostilities or political violence, such as that experienced in Libya and Syria, may have on the oil and gas industry, and on Suncor's operations in particular, is not known at this time. Suncor may be required to incur significant costs in the future to safeguard its assets against terrorist activities or to remediate potential damage to its facilities. There can be no assurance

that Suncor will be successful in protecting itself against these risks and the related safety and financial consequences.

Despite Suncor's training and policies around bribery and other forms of corruption, there is a risk that Suncor, or some of its employees or contractors, could be charged with bribery or corruption. Any of these violations could result in onerous penalties. Even allegations of such behaviour could impair Suncor's ability to work with governments or non-government organizations and could result in the formal exclusion of Suncor from a country or area, sanctions, fines, project cancellations or delays, the inability to raise or borrow capital, reputational impacts and increased investor concern.

Security and Terrorist Threats

Security threats and terrorist or activist activities may impact Suncor's personnel, which could result in injury, death, extortion, hostage situations and/or kidnapping, including unlawful confinement. A security threat, terrorist attack or activist incident targeted at a facility or office owned or operated by Suncor could result in the interruption or cessation of key elements of Suncor's operations and may result in property damage.

Land Claims and Indigenous Consultation

Indigenous Peoples have claimed Indigenous title and rights to portions of Western Canada. In addition, Indigenous Peoples have filed claims against industry participants relating in part to land claims, which may affect the company's business.

Consulting requirements with Indigenous Peoples in respect of oil and gas projects and related infrastructure have increased in recent years, and the Canadian federal government and the provincial government in Alberta have committed to renew their relationships with the Indigenous Peoples of Canada. In particular, on June 21, 2021, Canada's *United Nations Declaration*

on the Rights of Indigenous Peoples Act (the UNDRIP Act) received Royal Assent and came into force. It is unknown how the UNDRIP Act will ultimately be implemented and interpreted as a part of Canadian law, and it therefore also remains unclear what its corresponding impact will be on the Crown's duty to consult with and accommodate Indigenous Peoples.

At this point Suncor is unable to assess the effect, if any, that any such land claims, consultation requirements with Indigenous Peoples or the implementation of the UNDRIP Act may have on Suncor's business.

Litigation Risk

There is a risk that Suncor or entities in which it has an interest may be subject to litigation and claims under such litigation may be material. Various types of claims may be raised in these proceedings, including, but not limited to, environmental damage, climate change and the impacts thereof, breach of contract, common law duties, product liability, antitrust, bribery and other forms of corruption, tax, patent infringement, disclosure, employment matters and in relation to an attack, breach or unauthorized access to Suncor's information technology and infrastructure. Litigation is subject to uncertainty, and it is possible that there could be material adverse developments in pending or future cases. Unfavourable outcomes or settlements of litigation could encourage the commencement of additional litigation. Suncor may also be subject to adverse publicity and reputational impacts associated with such matters, regardless of whether Suncor is ultimately found liable. There is a risk that the outcome of such litigation may be materially adverse to the company and/or the company may be required to incur significant expenses or devote significant resources in defence against such litigation, the success of which cannot be guaranteed.

Control Environment

Based on their inherent limitations, disclosure controls and procedures and internal controls over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Failure to adequately prevent, detect and correct misstatements could have an impact on how Suncor's business, financial condition and results of operations are reported.

Insurance Coverage

Suncor maintains insurance coverage as part of its risk management program. However, such insurance may not provide comprehensive coverage in all circumstances, nor are all such risks insurable. The company self-insures some risks, and the company's insurance coverage does not cover all the costs arising out of the allocation of liabilities and risk of loss arising from Suncor operations.

In some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. Significantly increased costs could lead the company to decide to reduce, or possibly eliminate, coverage. In addition, insurance is purchased from a number of third-party insurers, often in layered insurance arrangements, some of whom may discontinue providing insurance coverage for their own policy or strategic reasons. Should any of these insurers refuse to continue to provide insurance coverage, the company's overall risk exposure could be increased.

12. Other Items

Control Environment

Based on their evaluation as of December 31, 2023, Suncor's Chief Executive Officer and Chief Financial Officer concluded that the company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States *Securities Exchange Act of 1934*, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In April 2022, the company implemented a new enterprise resource planning system across the entire organization; accordingly, the company has modified and added a number of internal controls, including verifications, and testing to ensure data accuracy. Additionally, the company confirmed that it had experienced a cybersecurity incident on June 25, 2023, which also impacted the early part of the third quarter of 2023. The incident resulted in a breach of customer data from the Petro-Points program and impacted certain transactional systems for a short period following the incident; however, the event did not have a material impact on the company's 2023 financial results. Suncor has taken actions to monitor and maintain appropriate internal controls during the period following the cybersecurity incident and, accordingly, has implemented interim, or modified certain existing, internal controls. There were no other changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the period ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting. Management will continue to periodically evaluate the company's disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

The effectiveness of our internal control over financial reporting as at December 31, 2023, was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in our audited Consolidated Financial Statements for the year ended December 31, 2023.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Corporate Guidance

There have been no changes to the corporate guidance ranges previously issued on December 5, 2023. For further details and advisories regarding Suncor's 2024 corporate guidance, see www.suncor.com/guidance.

13. Advisories

Non-GAAP and Other Financial Measures

Certain financial measures in this MD&A – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, measures contained in ROCE and ROCE excluding impairments and impairment reversals, price realizations, free funds flow, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing margin, refining operating expense, net debt, total debt, LIFO inventory valuation methodology and related per share or per barrel amounts or metrics that contain such measures – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

(a) Adjusted Operating Earnings (Loss)

Adjusted operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses adjusted operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. For the years ended December 31, 2023, December 31, 2022, and December 31, 2021, consolidated adjusted operating earnings (loss) are reconciled to net earnings (loss) in the Financial Information section of this MD&A and adjusted operating earnings (loss) for each segment are reconciled to net earnings (loss) in the Segment Results and Analysis section of this MD&A. Adjusted operating earnings (loss) for the three months ended December 31, 2023, and December 31, 2022, are reconciled to net earnings (loss) below.

Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted operating earnings (loss). Comparative periods have been revised to reflect this change. See the Income Tax section of this MD&A for a discussion of income taxes.

(b) Bridge Analyses of Adjusted Operating Earnings (Loss)

Throughout this MD&A, the company presents charts that illustrate the change in adjusted operating earnings (loss) from the comparative period through key variance factors. These factors are analyzed in the Adjusted Operating Earnings (Loss) narratives following the bridge analyses in specific sections of this MD&A. These bridge analyses are presented because management uses this presentation to evaluate performance. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the Income Tax bridge factor.

- The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and E&P segments and refinery production volumes for the R&M segment.

- The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, except for Libya, which is net of royalties, and upstream marketing and logistics. Also included are refining and marketing margins, other operating revenue, and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company's Oil Sands operations and subsequently sold as part of diluted bitumen.

- The factor for Royalties excludes the impact of Libya, as royalties in Libya are taken into account in Price, Margin and Other Revenue as described above.

- The factor for Inventory Valuation is comprised of changes in the FIFO inventory valuation and the realized portion of commodity risk management activities reported in the R&M segment, as well as the impact of the deferral or realization of profit or loss on crude oil sales from the Oil Sands segment to Suncor's refineries reported in the Corporate and Eliminations segment.

- The factor for Operating and Transportation Expense includes project startup costs, OS&G expense and transportation expense.

- The factor for Financing Expense and Other includes financing expenses, other income, operational foreign exchange gains and losses, and changes in gains and losses on disposal of assets that are not adjusted operating earnings (loss) adjustments.

- The factor for DD&A and Exploration Expense includes depreciation, depletion and amortization expense, and exploration expense.

- The factor for Income Tax includes the company's current and deferred income tax expense on adjusted operating earnings, changes in statutory income tax rates and other income tax adjustments.

(c) Return on Capital Employed (ROCE) and ROCE Excluding Impairments and Impairment Reversals

ROCE is a non-GAAP ratio that management uses to analyze operating performance and the efficiency of Suncor's capital allocation process. ROCE is calculated using the non-GAAP financial measures adjusted net earnings and average capital employed. Adjusted net earnings is calculated by taking net earnings (loss) and adjusting after-tax amounts for unrealized foreign exchange on U.S. dollar denominated debt and net interest expense. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

Year ended December 31 ($ millions, except as noted)		**2023**	2022	2021
Adjustments to net earnings				
Net earnings		**8 295**	9 077	4 119
(Deduct) add after-tax amounts for:				
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt		**(179)**	679	(101)
Net interest expense		**543**	642	645
Adjusted net earnings[1]	A	**8 659**	10 398	4 663
Capital employed – beginning of twelve-month period				
Net debt[2]		**13 639**	16 149	19 814
Shareholders' equity		**39 367**	36 614	35 757
		53 006	52 763	55 571
Capital employed – end of twelve-month period				
Net debt[2]		**13 678**	13 639	16 149
Shareholders' equity		**43 279**	39 367	36 614
		56 957	53 006	52 763
Average capital employed	B	**55 462**	53 651	54 069
ROCE (%)[3]	A/B	**15.6**	19.4	8.6

(1) Total before-tax impact of adjustments is $530 million for the year ended December 31, 2023, $1.575 billion for the year ended December 31, 2022, and $738 million for the year ended December 31, 2021.

(2) Net debt is a non-GAAP financial measure.

(3) For the twelve months ended December 31, 2023, there were no impairments or impairment reversals. As a result, ROCE excluding impairments was equal to ROCE. ROCE would have been 13.6% for the twelve months ended December 31, 2023, excluding the impact of the $1.125 billion non-cash gain on acquisition of TotalEnergies Canada. ROCE would have been 22.9% for the twelve months ended December 31, 2022, excluding the impact of the impairment reversal of $715 million ($542 million after-tax) and impairment of $70 million ($47 million after-tax) in the second quarter of 2022, and the impact of the impairment of $3.397 billion ($2.586 billion after-tax) in the third quarter of 2022. ROCE would have been 8.2% for the twelve months ended December 31, 2021, excluding the impact of the impairment reversal of $221 million ($168 million after-tax) in the third quarter of 2021.

(d) Adjusted Funds from (Used in) Operations

Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory that management believe reduces comparability between periods.

Year ended December 31 ($ millions)	Oil Sands			Exploration and Production			Refining and Marketing		
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Earnings (loss) before income taxes[1]	6 811	5 633	2 825	1 691	3 221	1 791	3 383	5 694	2 867
Adjustments for:									
Depreciation, depletion, amortization and impairment	4 902	7 927	4 585	483	(105)	324	934	844	853
Accretion	460	249	240	64	60	58	8	8	6
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	—	—	—
Change in fair value of financial instruments and trading inventory	27	18	(66)	(3)	(6)	3	(29)	(50)	50
Bargain purchase gain and revaluations	(1 125)	—	—	—	—	—	—	—	—
(Gain) loss on disposal of assets	(39)	(7)	(4)	(600)	66	(227)	(28)	(11)	(19)
Loss on extinguishment of long-term debt	—	—	—	—	—	—	—	—	—
Share-based compensation	71	139	61	12	6	5	25	50	34
Exploration	—	—	—	—	—	—	—	—	—
Settlement of decommissioning and restoration liabilities	(326)	(264)	(245)	(29)	(21)	(1)	(35)	(23)	(17)
Other	(56)	136	179	(6)	(43)	(2)	10	49	57
Current income tax expense	—	—	—	—	—	—	—	—	—
Adjusted funds from (used in) operations[1]	10 725	13 831	7 575	1 612	3 178	1 951	4 268	6 561	3 831
Change in non-cash working capital									
Cash flow provided by operating activities									

Year ended December 31 ($ millions)	Corporate and Eliminations			Income Taxes[1]			Total		
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Earnings (loss) before income taxes[1]	(1 296)	(2 232)	(1 913)	—	—	—	10 589	12 316	5 570
Adjustments for:									
Depreciation, depletion, amortization and impairment	116	120	88	—	—	—	6 435	8 786	5 850
Accretion	—	(1)	—	—	—	—	532	316	304
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(184)	729	(113)	—	—	—	(184)	729	(113)
Change in fair value of financial instruments and trading inventory	—	—	—	—	—	—	(5)	(38)	(13)
Bargain purchase gain and revaluations	—	—	—	—	—	—	(1 125)	—	—
(Gain) loss on disposal of assets	(325)	(3)	(7)	—	—	—	(992)	45	(257)
Loss on extinguishment of long-term debt	—	32	80	—	—	—	—	32	80
Share-based compensation	—	133	105	—	—	—	108	328	205
Exploration	—	—	—	—	—	—	—	—	—
Settlement of decommissioning and restoration liabilities	—	(6)	—	—	—	—	(390)	(314)	(263)
Other	143	(12)	55	—	—	—	91	130	289
Current income tax expense	—	—	—	(1 734)	(4 229)	(1 395)	(1 734)	(4 229)	(1 395)
Adjusted funds from (used in) operations[1]	(1 546)	(1 240)	(1 705)	(1 734)	(4 229)	(1 395)	13 325	18 101	10 257
Change in in non-cash working capital							(981)	(2 421)	1 507
Cash flow provided by operating activities							12 344	15 680	11 764

(1) Beginning in 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change had no effect on consolidated adjusted funds from operations. Comparative periods have been revised to reflect this change. See the Income Tax section of this MD&A for a discussion of income taxes.

(e) Free Funds Flow

Free funds flow is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor's business.

	Oil Sands			Exploration and Production			Refining and Marketing		
Year ended December 31 ($ millions)	**2023**	2022	2021	**2023**	2022	2021	**2023**	2022	2021
Adjusted funds from (used in) operations	**10 725**	13 831	7 575	**1 612**	3 178	1 951	**4 268**	6 561	3 831
Capital expenditures including capitalized interest[1]	**(4 096)**	(3 540)	(3 168)	**(668)**	(443)	(270)	**(1 002)**	(816)	(825)
Free funds flow (deficit)	**6 629**	10 291	4 407	**944**	2 735	1 681	**3 266**	5 745	3 006

	Corporate and Eliminations			Income Taxes			Total		
Year ended December 31 ($ millions)	**2023**	2022	2021	**2023**	2022	2021	**2023**	2022	2021
Adjusted funds from (used in) operations	**(1 546)**	(1 240)	(1 705)	**(1 734)**	(4 229)	(1 395)	**13 325**	18 101	10 257
Capital expenditures including capitalized interest[1]	**(62)**	(188)	(292)	**—**	—	—	**(5 828)**	(4 987)	(4 555)
Free funds flow (deficit)	**(1 608)**	(1 428)	(1 997)	**(1 734)**	(4 229)	(1 395)	**7 497**	13 114	5 702

(1) Excludes capital expenditures related to assets previously held for sale of $108 million in 2023 and $133 million in 2022.

(f) Oil Sands Operations, Fort Hills and Syncrude Cash Operating Costs

Cash operating costs are calculated by adjusting Oil Sands segment OS&G expense for non-production costs and excess power capacity. Significant non-production costs include, but are not limited to, share based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production. Excess power capacity represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor. Oil Sands operations, Fort Hills and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands – Cash Operating Costs section of this MD&A. Management uses cash operating costs to measure operating performance.

(g) Refining and Marketing Gross Margin and Refining Operating Expense

Refining and marketing gross margins and refining operating expense are non-GAAP financial measures. Refining and marketing gross margin, on a FIFO basis, is calculated by adjusting R&M segment operating revenue, other income and purchases of crude oil and products (all of which are GAAP measures) for intersegment marketing fees recorded in intersegment revenues and the impact of inventory write-downs recorded in purchases of crude oil and products. Refining and marketing gross margin, on a LIFO basis, is further adjusted for the impacts of FIFO inventory valuation recorded in purchases of crude oil and products and short-term risk management activities recorded in other income (loss). Refinery operating expense is calculated by adjusting R&M segment OS&G for i) non-refining costs pertaining to the company's supply, marketing and ethanol businesses; and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, share-based compensation and enterprise shared service allocations. Management uses refining and marketing gross margin and refining operating expense to measure operating performance on a production barrel basis.

Year ended December 31 ($ millions, except as noted)	2023	2022	2021
Refining and marketing gross margin reconciliation			
Operating revenues	31 068	36 728	22 915
Purchases of crude oil and products	(23 867)	(27 261)	(16 807)
	7 201	9 467	6 108
Other income (loss)	224	(60)	(50)
Non-refining and marketing margin	(50)	(20)	(54)
Refining and marketing gross margin – FIFO	7 375	9 387	6 004
Refinery production[1] (mbbls)	163 895	168 149	162 862
Refining and marketing gross margin – FIFO ($/bbl)	45.00	55.85	36.85
FIFO and risk management activities adjustment	330	(230)	(972)
Refining and marketing gross margin – LIFO	7 705	9 157	5 032
Refining and marketing gross margin – LIFO ($/bbl)	47.00	54.45	30.90
Refining operating expense reconciliation			
Operating, selling and general expense	2 558	2 427	2 019
Non-refining costs	(1 340)	(1 246)	(1 051)
Refining operating expense	1 218	1 181	968
Refinery production[1]	163 895	168 149	162 862
Refining operating expense ($/bbl)	7.45	7.00	5.95

(1) Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

(h) Impact of FIFO Inventory Valuation on Refining and Marketing Net Earnings

GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time when the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months and is influenced by the time to receive crude after purchase, regional crude inventory levels, the completion of refining processes, transportation time to distribution channels and regional refined product inventory levels.

Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under U.S. GAAP.

The company's estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.

(i) Net Debt and Total Debt

Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt, current portion of long-term lease liabilities, long-term debt and long-term lease liabilities (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).

At December 31 ($ millions, except as noted)	2023	2022	2021
Short-term debt	494	2 807	1 284
Current portion of long-term debt	—	—	231
Current portion of long-term lease liabilities	348	317	310
Long-term debt	11 087	9 800	13 989
Long-term lease liabilities	3 478	2 695	2 540
Total debt	15 407	15 619	18 354
Less: Cash and cash equivalents	1 729	1 980	2 205
Net debt	13 678	13 639	16 149
Shareholders' equity	43 279	39 367	36 614
Total debt plus shareholders' equity	58 686	54 986	54 968
Total debt to total debt plus shareholders' equity (%)	26.3	28.4	33.4
Net debt to net debt plus shareholders' equity (%)	24.0	25.7	30.6
Net debt to net debt plus shareholders' equity – excluding leases (%)	18.5	21.3	26.6

(j) Price Realizations

Price realizations are a non-GAAP measure used by management to measure profitability. Oil Sands price realizations are presented on a crude product basis and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues associated with production. E&P price realizations are presented on an asset location basis and are derived from the E&P segmented statement of net earnings (loss), after adjusting for other E&P assets, such as Libya, for which price realizations are not provided.

Oil Sands Price Realizations

For the year ended ($ millions, except as noted)	December 31, 2023				December 31, 2022			
	Non-Upgraded Bitumen	Upgraded – Net SCO and Diesel	Average Crude	Oil Sands Segment	Non-Upgraded Bitumen	Upgraded – Net SCO and Diesel	Average Crude	Oil Sands Segment
Operating revenues	7 218	18 817	26 035	26 035	7 892	22 539	30 431	30 431
Other income (loss)	1 519	(50)	1 469	1 469	(80)	27	(53)	(53)
Purchases of crude oil and products	(1 758)	(177)	(1 935)	(1 935)	(1 673)	(377)	(2 050)	(2 050)
Gross realization adjustment[1]	(1 463)	(294)	(1 757)		(119)	(420)	(539)	
Gross realizations	5 516	18 296	23 812		6 020	21 769	27 789	
Transportation and distribution	(567)	(646)	(1 213)	(1 213)	(438)	(772)	(1 210)	(1 210)
Price realization	4 949	17 650	22 599		5 582	20 997	26 579	
Sales volumes (mbbls)	72 795	177 601	250 396		65 960	176 632	242 592	
Price realization per barrel	67.97	99.40	90.27		84.63	118.88	109.57	

For the year ended ($ millions, except as noted)	Non-Upgraded Bitumen	Upgraded – Net SCO and Diesel	Average Crude	Oil Sands Segment
		December 31, 2021		
Operating revenues	5 468	14 452	19 920	19 920
Other (loss) income	(56)	62	6	6
Purchases of crude oil and products	(1 231)	(213)	(1 444)	(1 444)
Gross realization adjustment[1]	(210)	(325)	(535)	
Gross realizations	3 971	13 976	17 947	
Transportation and distribution	(359)	(767)	(1 126)	(1 126)
Price realization	3 612	13 209	16 821	
Sales volumes (mbbls)	67 094	169 983	237 077	
Price realization per barrel	53.80	77.73	70.96	

(1) Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

E&P Price Realizations

For the year ended ($ millions, except as noted)	December 31, 2023				December 31, 2022			
	E&P International	E&P Canada	Other[1][2]	E&P Segment	E&P International	E&P Canada	Other[1][2]	E&P Segment
Operating revenues	306	1 689	694	2 689	1 222	2 464	645	4 331
Transportation and distribution	(9)	(58)	(9)	(76)	(24)	(61)	(16)	(101)
Price realization	297	1 631	685		1 198	2 403	629	
Sales volumes (mbbls)	2 729	15 149			9 453	18 753		
Price realization per barrel	109.00	107.62			126.61	128.07		

For the year ended ($ millions, except as noted)	E&P International	E&P Canada	Other[1][2]	E&P Segment
		December 31, 2021		
Operating revenues	815	1 684	479	2 978
Transportation and distribution	(25)	(44)	(43)	(112)
Price realization	790	1 640	436	
Sales volumes (mbbls)	9 616	19 386		
Price realization per barrel	82.16	84.70		

(1) Reflects other E&P assets, such as Libya, for which price realizations are not provided.

(2) Production from the company's Libya operations has been presented in the E&P section of this MD&A on an economic basis. Revenue and royalties from the company's Libya operations are presented under the working-interest basis, which is required for presentation purposes in the company's financial statements. In 2023, revenue included a gross-up amount of $528 million, with an offsetting amount of $282 million in royalties in the E&P segment and $246 million in income tax expense recorded at the consolidated level. In 2022, revenue included a gross-up amount of $486 million, with an offsetting amount of $266 million in royalties in the E&P segment and $220 million in income tax expense recorded at the consolidated level. In 2021, revenue included a gross-up amount of $345 million, with an offsetting amount of $241 million in royalties in the E&P segment and $104 million in income tax expense recorded at the consolidated level.

(k) Adjusted Operating Earnings (Loss) Reconciliations – Fourth Quarter 2023 and 2022

For the quarter ended December 31 ($ millions)	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total	
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Net earnings (loss)	2 660	1 625	133	578	598	1 517	(1)	(182)	(570)	(797)	2 820	2 741
Unrealized foreign exchange gain on U.S. dollar denominated debt	—	—	—	—	—	—	(199)	(200)	—	—	(199)	(200)
Unrealized (gain) loss on risk management activities	(9)	94	—	—	—	12	—	—	—	—	(9)	106
Gain on significant acquisition	(1 125)	—	—	—	—	—	—	—	—	—	(1 125)	—
Asset impairment	—	—	—	—	—	—	158	—	—	—	158	—
Income tax recovery on adjusted operating earnings adjustments	—	—	—	—	—	—	—	—	(10)	(215)	(10)	(215)
Adjusted operating earnings (loss)	1 526	1 719	133	578	598	1 529	(42)	(382)	(580)	(1 012)	1 635	2 432

(l) Adjusted Funds from (Used in) Operations Reconciliations – Fourth Quarter 2023 and 2022

For the quarter ended December 31 ($ millions)	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total	
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Earnings (loss) before income taxes	2 660	1 625	133	578	598	1 517	(1)	(182)	—	—	3 390	3 538
Adjustments for:												
Depreciation, depletion, amortization and impairment	1 214	1 080	99	130	256	226	29	29	—	—	1 598	1 465
Accretion	116	64	15	15	2	2	—	—	—	—	133	81
Unrealized foreign exchange gain on U.S. dollar denominated debt	—	—	—	—	—	—	(199)	(200)	—	—	(199)	(200)
Change in fair value of financial instruments and trading inventory	(65)	105	(1)	(11)	(30)	(121)	—	—	—	—	(96)	(27)
Bargain purchase gain and revaluations	(1 125)	—	—	—	—	—	—	—	—	—	(1 125)	—
(Gain) loss on disposal of assets	—	(5)	8	1	(2)	(1)	(3)	(3)	—	—	3	(8)
Loss on extinguishment of long-term debt	—	—	—	—	—	—	—	32	—	—	—	32
Share-based compensation	30	66	4	5	10	30	24	66	—	—	68	167
Settlement of decommissioning and restoration liabilities	(70)	(61)	(24)	(2)	(16)	(11)	—	(5)	—	—	(110)	(79)
Other	(109)	55	(6)	3	(7)	21	160	(10)	—	—	38	69
Current income tax recovery (expense)	—	—	—	—	—	—	—	—	334	(849)	334	(849)
Adjusted funds from (used in) operations	2 651	2 929	228	719	811	1 663	10	(273)	334	(849)	4 034	4 189
Change in non-cash working capital											284	(265)
Cash flow provided by operating activities											4 318	3 924

Measurement Conversions

Certain crude oil and natural gas liquids volumes have been converted to mcfe or mmcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, mmcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy-equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

Common Abbreviations

The following is a list of abbreviations that may be used in this MD&A:

Measurement

bbl	barrel
bbls/d	barrels per day
mbbls/d	thousands of barrels per day
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day
mcf	thousands of cubic feet of natural gas
mcfe	thousands of cubic feet of natural gas equivalent
mmcf	millions of cubic feet of natural gas
mmcf/d	millions of cubic feet of natural gas per day
mmcfe	millions of cubic feet of natural gas equivalent
mmcfe/d	millions of cubic feet of natural gas equivalent per day
m^3	cubic metres
MW	megawatts
MWh	megawatt hour

Places and Currencies

U.S.	United States
U.K.	United Kingdom
B.C.	British Columbia
$ or Cdn$	Canadian dollars
US$	United States dollars
£	Pounds sterling
€	Euros

Financial and Business Environment

DD&A	Depreciation, depletion and amortization
WTI	West Texas Intermediate
WCS	Western Canadian Select
SCO	Synthetic crude oil
SYN	Synthetic crude oil benchmark
MSW	Mixed Sweet Blend
NYMEX	New York Mercantile Exchange

Forward-Looking Statements

This MD&A contains certain forward-looking statements and forward-looking information (collectively, forward-looking statements) within the meaning of applicable Canadian and U.S. securities laws and other information based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may", "potential", "future", "opportunity", "would", "priority" and similar expressions.

Forward-looking statements in this MD&A include references to:

- Suncor's strategy, including its aim to deliver competitive and sustainable returns to shareholders, its plans on how to achieve this strategy, and its expectation that execution of the company's strategy and key priorities will grow free funds flow per share and enable the delivery of industry leading shareholder returns;

- expectations about the West White Rose Project and the SeaRose FPSO Asset Life Extension Project, including the expectation that the projects will extend the production life of White Rose, providing long-term value for the company, and the expectation that production will commence at White Rose upon completion of the SeaRose FPSO Asset Life Extension Project, and at the West White Rose Project in 2026;

- expectations about Terra Nova, including the expectations that Terra Nova will continue to safely ramp up production in the beginning of 2024 and that the production restart at Terra Nova will provide long-term value to shareholders and many benefits to the Newfoundland and Labrador and Canadian economies;

- statements about Suncor's strategic objective to be a net-zero GHG emissions from operations company by 2050 and its near-term GHG emissions reduction goal;

- statements regarding the Pathways Alliance, including its aims, expectations regarding timing and the expected pathways the alliance will take to address GHG emissions, the expectation that the proposed CO_2 storage hub will enable

safe and permanent storage for CO_2 from over 20 oil sands facilities in northern Alberta and that it expects to submit a regulatory application for the storage hub in 2024;

- the expectation that the Varennes Carbon Recycling facility will be operational in 2026 and that LanzaJet's Freedom Pines Fuel facility will be operational in early 2024;

- Suncor's expectations for the coke-fired boiler replacement project, including the expectation that the cogeneration units will provide reliable steam generation required for Suncor's extraction and upgrading operations at a lower cost and with significantly lower emissions, the expectation that the project will generate lower carbon-intensive electricity that will be transmitted to Alberta's power grid, and the expectation that the project will be in service in late 2024;

- expectations regarding the Upgrader 1 coke drum replacement project, including that the project will be in service in late 2025 and that the project will extend the life of Upgrader 1 by 30 years and will reduce the facilities future operating and capital cost requirements;

- the expectation that the company will have 91 autonomous haul trucks in its Oil Sands Base operations by the end of 2024;

- the expectation that the Mildred Lake Extension project will sustain Syncrude's current production levels by extending the life of the North Mine using existing extraction and upgrading facilities, and that the project will commence production online in late 2025;

- the expectation that the company will continue to leverage its integrated regional asset base to generate incremental value by maximizing upgrader utilizations and by directing higher quantities of Fort Hills bitumen to upgrading at Oil Sands Base;

- the expectation that the three-year mine improvement plan at Fort Hills will continue, accelerating a sequence of mine development, opening two sections of the North Pit and that upon completion of the three-year mine improvement plan opportunities for future value optimization will be implemented for the remaining life of mine;

- the expectation that the company will continue efforts to decarbonize its Oil Sands business;

- expectations for the E&P segment, including that the segment will continue to focus on ongoing development activities intended to extend the productive life of existing fields and that these development activities are planned to continue in 2024, including development drilling at Hebron and Hibernia;

- expectations for the R&M segment, including that the company will continue to optimize the Petro-Canada™ retail business, as well as expected economic investment spending and sustaining capital in 2024;

- expectations that the Petro-Canada™ and Canadian Tire Corporation partnership will result in the rebranding of over 200 retail fuel network sites to the Petro-Canada™ brand and

an increase in the presence of Petro-Canada's brand across the country, that the partnering of the two iconic brands' loyalty programs will benefit millions of loyalty members, and that Suncor will become the primary fuel provider for Canadian Tire Corporation's retail fuel network;

- the expectation that the company will continue to invest in sustainment and enhancement of refining operations to improve efficiency and maintain safe and reliable downstream operations and industry leading profitability;

- the expectation that fluctuations in demand for refined products, margin volatility and overall marketplace competitiveness will continue for the company's R&M business;

- the expectation that while the company's net debt levels are between $12 billion and $15 billion, it expects to allocate excess funds equally towards share repurchases and debt reductions, and that once net debt is reduced to $12 billion, it expects to allocate 75% of excess funds towards share repurchases and 25% towards debt repayment; and

- the expectation that well pads under construction will maintain existing production levels at Firebag and MacKay River in future years as production from existing well pads declines.

The anticipated duration and impact of planned maintenance events, including:

- planned turnaround activities at Syncrude, Oil Sands Base, Upgrader 1 and McKay River and the Montreal and Sarnia refineries; and

- planned maintenance at Fort Hills, Upgrader 2 and Commerce City.

Also:

- economic sensitivities;

- Suncor's belief that its indicative 5-2-2-1 index will continue to be an appropriate measure against Suncor's actual results;

- statements about Suncor's share repurchase program, including its belief that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders, and Suncor's expectation that the decision to allocate cash to repurchase shares will not affect its long-term strategy;

- the company's belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial condition or financial performance, including liquidity and capital resources;

- Suncor's planned 2024 capital spending program of $6.3 billion to $6.5 billion and the belief that the company will have the capital resources to fund its planned 2024 capital spending program and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and accessing capital markets;

- Suncor's expectations as to how its 2024 capital expenditures will be directed and the expected benefits therefrom;

- the objectives of the company's short-term investment portfolio and the expectation that the maximum weighted average term to maturity of the company's short-term investment portfolio will not exceed six months, and all investments will be with counterparties with investment grade debt ratings;

- Suncor's intention to adopt certain accounting standards, amendments and interpretations when they become effective; and

- expectations with respect to changes to law and government policy.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of the company's reportable operating segments, specifically Oil Sands, E&P and R&M, may be affected by a number of factors.

Factors that affect Suncor's Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company's proprietary production will be closed, experience equipment failure or other accidents; Suncor's ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor's dependence on pipeline capacity and other logistical constraints, which may affect the company's ability to distribute products to market and which may cause the company to delay or cancel planned growth projects in the event of insufficient takeaway capacity; Suncor's ability to finance Oil Sands economic investment and asset sustainment and maintenance capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and the company's ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta's Wood Buffalo region and the surrounding area (including housing, roads and schools).

Factors that affect Suncor's E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs

and/or delays in bringing on new production; political, economic and socio-economic risks associated with Suncor's foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect Suncor's R&M segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company's margins; market competition, including potential new market entrants; the company's ability to reliably operate refining and marketing facilities in order to meet production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates (including as a result of demand and supply effects resulting from the actions of OPEC+); fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor's projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties, tariffs, quotas and other government-imposed compliance costs, and mandatory production curtailment orders and changes thereto; changes to laws and government policies that could impact the company's business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information technology and

infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor's capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor's control for the company's operations, projects, initiatives, and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor's relationships with labour unions that represent employees at the company's facilities; the company's ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves and future production estimates; Suncor's ability to access capital markets at acceptable rates or to issue other securities at acceptable prices; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Indigenous consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements are discussed in further detail throughout this MD&A, including under the heading Risk Factors, and the company's 2023 AIF and Form 40-F on file with Canadian securities commissions at www.sedarplus.ca and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

The forward-looking statements contained in this MD&A are made as of the date of this MD&A. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.

Management's Statement
of Responsibility for Financial Reporting

The management of Suncor Energy Inc. is responsible for the presentation and preparation of the accompanying consolidated financial statements of Suncor Energy Inc. and all related financial information contained in the Annual Report, including Management's Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. They include certain amounts that are based on estimates and judgments.

In management's opinion, the consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies adopted by management. If alternate accounting methods exist, management has chosen those policies it deems the most appropriate in the circumstances. In discharging its responsibilities for the integrity and reliability of the financial statements, management maintains and relies upon a system of internal controls designed to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. These controls include quality standards in hiring and training of employees, formalized policies and procedures, a corporate code of conduct and associated compliance program designed to establish and monitor conflicts of interest, the integrity of accounting records and financial information, among others, and employee and management accountability for performance within appropriate and well-defined areas of responsibility.

The system of internal controls is further supported by the professional staff of an internal audit function who conduct periodic audits of the company's financial reporting.

The Audit Committee of the Board of Directors, currently composed of four independent directors, reviews the effectiveness of the company's financial reporting systems, management information systems, internal control systems and internal auditors. It recommends to the Board of Directors the external auditor to be appointed by the shareholders at each annual meeting and reviews the independence and effectiveness of their work. In addition, it reviews with management and the external auditor any significant financial reporting issues, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material for financial reporting purposes. The Audit Committee appoints the independent reserve consultants. The Audit Committee meets at least quarterly to review and approve interim financial statements prior to their release, as well as annually to review Suncor's annual financial statements and Management's Discussion and Analysis, Annual Information Form/Form 40-F, and annual reserves estimates, and recommend their approval to the Board of Directors. The internal auditors and the external auditor, KPMG LLP, have unrestricted access to the company, the Audit Committee and the Board of Directors.



Rich Kruger
President and Chief Executive Officer

March 21, 2024



Kris Smith
Chief Financial Officer

The following report is provided by management in respect of the company's internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the *U.S. Securities Exchange Act of 1934*):

Management's Report on Internal Control Over Financial Reporting

1. Management is responsible for establishing and maintaining adequate internal control over the company's financial reporting.

2. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework (2013) in Internal Control – Integrated Framework to evaluate the effectiveness of the company's internal control over financial reporting.

3. Management has assessed the effectiveness of the company's internal control over financial reporting as at December 31, 2023, and has concluded that such internal control over financial reporting was effective as of that date. In addition, based on this assessment, management determined that there were no material weaknesses in internal control over financial reporting as at December 31, 2023. Because of inherent limitations, systems of internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

4. The effectiveness of the company's internal control over financial reporting as at December 31, 2023, has been audited by KPMG LLP, independent auditor, as stated in their report which appears herein.





Rich Kruger
President and Chief Executive Officer

Kris Smith
Chief Financial Officer

March 21, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Suncor Energy Inc.

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Suncor Energy Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of indicators of impairment loss or reversal related to Oil Sands and certain Exploration and Production property, plant and equipment

As discussed in Note 3(h) to the consolidated financial statements, when circumstances indicate that a cash generating unit ("CGU") may be impaired or a previous impairment reversed, the Company compares the carrying amount of the CGU to its recoverable amount. Quarterly, the Company analyzes indicators of impairment loss or reversal ("impairment indicators"), such as significant increases or decreases in forecasted production volumes (which include assumptions related to proved and probable oil reserves), commodity prices, capital expenditures and operating costs (collectively, "reserve assumptions"). The estimate of reserve assumptions requires the expertise of independent qualified reserves evaluators. The Company engages independent qualified reserves evaluators to evaluate the Company's proved and probable oil reserves.

We identified the evaluation of the assessment of indicators of impairment loss or reversal related to the Oil Sands and certain Exploration and Production property, plant and equipment as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate the reserve assumptions used by the Company in their assessment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the Company's assessment of indicators of impairment loss or reversal, including controls related to the reserve assumptions. We evaluated the Company's reserve assumptions by comparing the current year externally evaluated proved and probable oil reserves to historical results. We compared the Company's current year actual production volumes, operating costs and capital expenditures to those respective assumptions used in the prior year externally evaluated proved and probable oil reserves to assess the Company's ability to accurately forecast. We evaluated the Company's future commodity price estimates by comparing to a number of publicly available external price curves for the same benchmark pricing. We evaluated the competence, capabilities, and objectivity of the Company's independent qualified reserves evaluators engaged by the Company, who evaluated the proved and probable oil reserves. We evaluated the methodology used by the independent qualified reserves evaluators to evaluate proved and probable oil reserves for compliance with regulatory standards.

Assessment of the valuation of property, plant and equipment ("PP&E") of Fort Hills Energy Limited Partnership ("Fort Hills") and the recognition of a deferred income tax asset on the acquisition of TotalEnergies EP Canada Ltd. ("TotalEnergies Canada")

As discussed in Note 16 to the consolidated financial statements, the Company previously held a 68.76% ownership interest in Fort Hills and, on November 20, 2023, acquired the remaining 31.23% ownership interest held by TotalEnergies Canada through a business combination. As required in a business combination achieved in stages, the Company's previously held interest in Fort Hills was remeasured to fair value at the acquisition date and, as result, a $17 million loss on remeasurement was recognized. The acquisition-date fair value of the PP&E of Fort Hills acquired from TotalEnergies Canada ("Acquired PP&E") was $2.4 billion and the fair value of the previously held interest of Fort Hills was $3.9 billion which includes the fair value of the previously held PP&E ("Pre-Existing PP&E"). The Company's determination of acquisition-date fair value of the Acquired PP&E and Pre-Existing PP&E involves numerous estimates, including forecasted cash flows associated with proved and probable oil reserves and the discount rate. The estimation of forecasted cash flows associated with proved and probable oil reserves involves the expertise of internal reservoir engineering specialists, who take into consideration significant assumptions related to forecasted production volumes, commodity prices (including foreign exchange rates), and operating and capital costs ("forecasted cash flow

assumptions"). The Company also engages independent qualified reserves evaluators to separately estimate forecasted cash flows associated with proved and probable oil reserves ("external reserve report").

As discussed in Note 16 to the consolidated financial statements, the Company recognized a deferred income tax asset on the acquisition of TotalEnergies Canada of $1.1 billion. The recognition of the deferred income tax asset involves the interpretation of tax law applicable to the acquired tax attributes. As discussed in Note 3(j) to the consolidated financial statements, the Company recognizes the impact of a tax filing position when it is probable, based on the technical merits, that the position will be sustained upon audit by tax regulatory authorities.

We identified the assessments of the fair value of the Acquired PP&E and Pre-Existing PP&E, and the recognition of the deferred income tax asset on the acquisition of TotalEnergies Canada as a critical audit matter. Minor changes in forecasted cash flow assumptions and the discount rate could have had a significant impact on the calculation of the fair value of the Acquired PP&E and Pre-Existing PP&E. Additionally, the evaluation of the fair value of the Acquired PP&E and Pre-Existing PP&E required the involvement of valuation professionals with specialized skills and knowledge. Complex auditor judgment was required to evaluate the Company's interpretation of tax law in the recognition of the deferred income tax asset on the acquisition of TotalEnergies Canada. Additionally, the evaluation of the recognition of the deferred income tax asset required involvement of tax professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to:

- The Company's determination of the acquisition-date fair value of the Acquired PP&E and Pre-Existing PP&E, including the discount rate
- The Company's determination of the forecasted cash flow assumptions
- The Company's interpretation of tax law in the determination of the probability of tax filing positions in the recognition of the deferred income tax asset.

We evaluated the Company's forecasted commodity price (including foreign exchange rate) estimates by comparing to a number of publicly available external price curves for the same benchmark pricing. We compared the 2023 actual production volumes and operating and capital costs for Fort Hills to the forecasted cash flow assumptions used in the prior year to assess the Company's ability to accurately forecast. We evaluated the Company's forecasted production volumes and operating and capital cost assumptions by comparing them to amounts determined in the external reserve report prepared by the independent qualified reserves evaluators.

With respect to the estimate of forecasted cash flows associated with proved and probable oil reserves determined by the Company's independent qualified reserves evaluators at December 31, 2023:

- We evaluated the competence, capabilities and objectivity of the independent qualified reserves evaluators engaged by the Company
- We evaluated the methodology used by the independent qualified reserves evaluators to estimate the proved and probable oil reserves for compliance with regulatory standards
- We compared the 2023 actual production volumes and operating and capital costs for Fort Hills to those assumptions used in the prior year external reserve report for Fort Hills
- We assessed the forecasted commodity prices in the external reserve report by comparing them to those published by other reserve engineering companies
- We evaluated the forecasted production volumes and operating and capital cost assumptions used in the external reserve report for Fort Hills by comparing them to historical results.

We involved valuation professionals with specialized skills and knowledge, who assisted in:

- Evaluating the Company's determination of the discount rate, by comparing the inputs to the discount rate to publicly available market data for comparable entities and assessed the resulting discount rate
- Evaluating the Company's estimate of the acquisition-date fair value of the Acquired PP&E and Pre-Existing PP&E by comparing them to publicly available market data and valuation metrics for comparable entities or asset transactions.

We involved tax professionals with specialized skills and knowledge, who assisted in evaluating the Company's interpretation of tax law in the determination of the probability of tax filing positions by inspecting advice and information obtained from the Company and its external tax specialists and comparing to our understanding and interpretation of tax law.



KPMG LLP

Chartered Professional Accountants
We have served as the Company's auditor since 2019.

Calgary, Canada
March 21, 2024

Consolidated Statements of Comprehensive Income

For the years ended December 31 ($ millions)	Notes	2023	2022
Revenues and Other Income			
Gross revenues	6	**52 206**	62 907
Less: royalties	6	**(3 114)**	(4 571)
Other income	7	**1 654**	131
		50 746	58 467
Expenses			
Purchases of crude oil and products		**18 215**	20 775
Operating, selling and general	8 and 26	**13 383**	12 807
Transportation and distribution		**1 775**	1 671
Depreciation, depletion, amortization and impairment	15 and 16	**6 435**	8 786
Exploration		**74**	56
(Gain) loss on disposal of assets	16	**(992)**	45
Financing expenses	9	**1 267**	2 011
		40 157	46 151
Earnings before Income Taxes		**10 589**	12 316
Income Tax Expense (Recovery)			
Current	10	**1 734**	4 229
Deferred	10 and 16	**560**	(990)
		2 294	3 239
Net Earnings		**8 295**	9 077
Other Comprehensive Income			
Items That May be Subsequently Reclassified to Earnings:			
Foreign currency translation adjustment		**74**	160
Items That Will Not be Reclassified to Earnings:			
Actuarial gain on employee retirement benefit plans, net of income taxes		**128**	838
Other Comprehensive Income		**202**	998
Total Comprehensive Income		**8 497**	10 075
Per Common Share (dollars)	11		
Net earnings – basic		**6.34**	6.54
Net earnings – diluted		**6.33**	6.53
Cash dividends		**2.11**	1.88

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

($ millions)	Notes	December 31 2023	December 31 2022
Assets			
Current assets			
Cash and cash equivalents	12	**1 729**	1 980
Accounts receivable		**5 735**	6 068
Inventories	14	**5 365**	5 058
Income taxes receivable		**980**	244
Assets held for sale	33	**—**	1 186
Total current assets		**13 809**	14 536
Property, plant and equipment, net	15 – 17	**67 650**	62 654
Exploration and evaluation	18	**1 758**	1 995
Other assets	19	**1 710**	1 766
Goodwill and other intangible assets	20	**3 528**	3 586
Deferred income taxes	10	**84**	81
Total assets		**88 539**	84 618
Liabilities and Shareholders' Equity			
Current liabilities			
Short-term debt	21	**494**	2 807
Current portion of long-term lease liabilities	21	**348**	317
Accounts payable and accrued liabilities		**7 731**	8 167
Current portion of provisions	24	**983**	564
Income taxes payable		**41**	484
Liabilities associated with assets held for sale	33	**—**	530
Total current liabilities		**9 597**	12 869
Long-term debt	21	**11 087**	9 800
Long-term lease liabilities	21	**3 478**	2 695
Other long-term liabilities	22	**1 488**	1 642
Provisions	24	**11 610**	9 800
Deferred income taxes	10 and 16	**8 000**	8 445
Equity		**43 279**	39 367
Total liabilities and shareholders' equity		**88 539**	84 618

The accompanying notes are an integral part of the consolidated financial statements.

Approved on behalf of the Board of Directors:



Rich Kruger
Director

March 21, 2024

Patricia M. Bedient
Director

Consolidated Statements of Cash Flows

For the years ended December 31 ($ millions)	Notes	2023	2022
Operating Activities			
Net earnings		**8 295**	9 077
Adjustments for:			
Depreciation, depletion, amortization and impairment		**6 435**	8 786
Deferred income tax expense (recovery)	10 and 16	**560**	(990)
Accretion	9	**532**	316
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	9	**(184)**	729
Change in fair value of financial instruments and trading inventory		**(5)**	(38)
Bargain purchase gain and revaluations	7 and 16	**(1 125)**	—
(Gain) loss on disposal of assets	16	**(992)**	45
Loss on extinguishment of long-term debt	9 and 21	**—**	32
Share-based compensation	26	**108**	328
Settlement of decommissioning and restoration liabilities	24	**(390)**	(314)
Other		**91**	130
Increase in non-cash working capital	13	**(981)**	(2 421)
Cash flow provided by operating activities		**12 344**	15 680
Investing Activities			
Capital and exploration expenditures		**(5 828)**	(4 987)
Capital expenditures on assets held for sale	33	**(108)**	(133)
Acquisitions, net of cash acquired	16	**(2 394)**	—
Proceeds from disposal of assets	16	**1 882**	315
Other investments		**(83)**	(36)
Decrease in non-cash working capital	13	**20**	52
Cash flow used in investing activities		**(6 511)**	(4 789)
Financing Activities			
Net (decrease) increase in short-term debt		**(2 343)**	1 473
Repayment of long-term debt	21	**(5)**	(5 128)
Issuance of long-term debt	21	**1 500**	—
Lease liability payments		**(331)**	(329)
Issuance of common shares under share option plans		**187**	496
Repurchase of common shares	25	**(2 233)**	(5 135)
Distributions relating to non-controlling interest		**(16)**	(9)
Dividends paid on common shares		**(2 749)**	(2 596)
Cash flow used in financing activities		**(5 990)**	(11 228)
Decrease in Cash and Cash Equivalents		**(157)**	(337)
Effect of foreign exchange on cash and cash equivalents		**(94)**	112
Cash and cash equivalents at beginning of year		**1 980**	2 205
Cash and Cash Equivalents at End of Year		**1 729**	1 980
Supplementary Cash Flow Information			
Interest paid		**887**	973
Income taxes paid		**2 604**	4 737

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Equity

($ millions)	Notes	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)
At December 31, 2021		23 650	612	814	11 538	36 614	1 441 251
Net earnings		—	—	—	9 077	9 077	—
Foreign currency translation adjustment		—	—	160	—	160	—
Actuarial gain on employee retirement benefit plans, net of income taxes of $264	23	—	—	—	838	838	—
Total comprehensive income		—	—	160	9 915	10 075	—
Issued under share option plans		570	(58)	—	—	512	13 158
Common shares forfeited		—	—	—	—	—	(30)
Repurchase of common shares for cancellation	25	(1 947)	—	—	(3 188)	(5 135)	(116 908)
Change in liability for share purchase commitment	25	(16)	—	—	(104)	(120)	—
Share-based compensation	26	—	17	—	—	17	—
Dividends paid on common shares		—	—	—	(2 596)	(2 596)	—
At December 31, 2022		22 257	571	974	15 565	39 367	1 337 471
Net earnings		—	—	—	8 295	8 295	—
Foreign currency translation adjustment		—	—	74	—	74	—
Actuarial gain on employee retirement benefit plans, net of income taxes of $42	23	—	—	—	128	128	—
Total comprehensive income		—	—	74	8 423	8 497	—
Issued under share option plans		199	(18)	—	—	181	4 611
Repurchase of common shares for cancellation	25	(871)	—	—	(1 362)	(2 233)	(51 982)
Change in liability for share purchase commitment	25	76	—	—	124	200	—
Share-based compensation	26	—	16	—	—	16	—
Dividends paid on common shares		—	—	—	(2 749)	(2 749)	—
At December 31, 2023		21 661	569	1 048	20 001	43 279	1 290 100

The accompanying notes are an integral part of the consolidated financial statements.

Notes to the Consolidated Financial Statements

1. Reporting Entity and Description of the Business

Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor's operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company's Petro-Canada™ retail and wholesale distribution networks (including Canada's Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investments in power and renewable fuels. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor's common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE).

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. Basis of Preparation

(a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Suncor's accounting policies are based on IFRS issued and outstanding for all periods presented in these consolidated financial statements. These consolidated financial statements were approved by the Board of Directors on March 21, 2024.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in note 3. The accounting policies described in note 3 have been applied consistently to all periods presented in these consolidated financial statements.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates, Assumptions and Judgments

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgments used in the preparation of the consolidated financial statements are described in note 4.

3. Summary of Material Accounting Policies

(a) Joint Arrangements

The classification of joint arrangements considers the contractual rights and obligations of each investor and whether the legal structure of the joint arrangement gives the entity direct rights to the assets and obligations for the liabilities.

(b) Foreign Currency Translation

Functional currencies of the company's individual entities are the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the appropriate functional currency at foreign exchange rates that approximate those on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the appropriate functional currency at foreign exchange rates as at the balance sheet date. Foreign exchange differences arising on translation are recognized in net earnings. Non-monetary assets that are measured in a foreign currency at historical cost are translated using the exchange rate at the date of the transaction.

In preparing the company's consolidated financial statements, the financial statements of each entity are translated into Canadian dollars. The assets and liabilities of foreign operations are translated into Canadian dollars at exchange rates as at the balance sheet date. Revenues and expenses of foreign operations are translated into Canadian dollars using foreign exchange rates that approximate those on the date of the underlying transaction. Foreign exchange differences are recognized in other comprehensive income.

If the company or any of its entities disposes of its entire interest in a foreign operation, or loses control, joint control or significant influence over a foreign operation, the accumulated foreign currency translation gains or losses related to the foreign operation are recognized in net earnings.

(c) Revenues

Revenue from the sale of crude oil, natural gas, natural gas liquids, purchased products, refined petroleum products and power represent the company's contractual arrangements with customers. Revenue is recorded when control passes to the customer, in accordance with specified contract terms. All operating revenue is earned at a point in time and is based on the consideration that the company expects to receive for the transfer of the goods to the customer. Revenues are usually collected in the month following delivery except retail gasoline, diesel and ancillary products, which are due upon delivery and, accordingly, the company does not adjust consideration for the effects of a financing component.

International operations conducted pursuant to Production Sharing Contracts (PSCs) are reflected in the consolidated financial statements based on the company's working interest. Each PSC establishes the exploration, development and operating costs the company is required to fund and terms for the company to recover these costs and to share in the production profits. Cost recovery is generally limited to a specified percentage of production during each year (Cost Recovery Oil). Any Cost Recovery Oil remaining after costs have been recovered is referred to as Excess Petroleum and is shared between the company and the respective government. Assuming collection is reasonably assured, the company records revenue when the sale of product to a third party occurs. Revenue also includes income taxes paid on the company's behalf by government joint partners.

(d) Inventories

Inventories of crude oil and refined products, other than inventories held for trading purposes, are valued at the lower of cost, using the first-in, first-out method, and net realizable value. Cost of inventory consists of purchase costs, direct production costs, direct overhead and depreciation, depletion and amortization. Materials and supplies are valued at the lower of average cost and net realizable value.

Inventories held for trading purposes are carried at fair value less costs to sell and any changes in fair value are recognized in Other Income within the respective reporting segment to which the trading activity relates.

(e) Exploration and Evaluation Assets

The costs to acquire non-producing oil and gas properties or licences to explore, drill exploratory wells and the costs to evaluate the commercial potential of underlying resources, including related borrowing costs, are initially capitalized as Exploration and Evaluation assets. Certain exploration costs, including geological, geophysical and seismic expenditures and delineation on oil sands properties, are charged to Exploration expense as incurred.

Exploration and Evaluation assets are subject to technical, commercial and management review to confirm the continued intent to develop and extract the underlying resources. If an area or exploration well is no longer considered commercially viable, the related capitalized costs are expensed.

When management determines with reasonable certainty that an Exploration and Evaluation asset will be developed, as evidenced by the classification of proved or probable reserves and the appropriate internal and external approvals, the asset is transferred to Property, Plant and Equipment.

(f) Property, Plant and Equipment

The costs to acquire and to develop oil and gas properties, including completing geological and geophysical surveys and drilling development wells, and the costs to construct and install development infrastructure, such as wellhead equipment, well platforms, well pairs, offshore platforms, subsea structures and an estimate of asset retirement costs, are capitalized as oil and gas properties within Property, Plant and Equipment.

The costs to construct, install and commission, or acquire, oil and gas production equipment, including oil sands upgraders, extraction plants, mine equipment, processing and power generation facilities, utility plants, and all renewable energy, refining, and marketing assets, are capitalized as plant and equipment within Property, Plant and Equipment.

Stripping activity required to access oil sands mining resources incurred in the initial development phase is capitalized as part of the construction cost of the mine. Stripping costs incurred in the production phase are charged to expense as they normally relate to production for the current period.

The costs of planned major inspection, overhaul and turnaround activities that maintain Property, Plant and Equipment and benefit future years of operations are capitalized. Recurring planned maintenance activities performed on shorter intervals are expensed as operating costs. Replacements outside of a major inspection, overhaul or turnaround are capitalized when it is probable that future economic benefits will be realized by the company and the associated carrying amount of the replaced component is derecognized.

Borrowing costs relating to assets that take over one year to construct are capitalized as part of the asset. Capitalization of borrowing costs ceases when the asset is in the location and condition necessary for its intended use, and is suspended when construction of an asset is ceased for extended periods.

(g) Depreciation, Depletion and Amortization

Exploration and Evaluation assets are not subject to depreciation, depletion and amortization. Once transferred to oil and gas properties within Property, Plant and Equipment and commercial production commences, these costs are depleted on a unit-of-production basis over proved developed reserves, with the exception of costs associated with oil sands mines, which are depreciated on a straight-line basis over the life of the mine, and property acquisition costs, which are depleted over proved reserves.

Capital expenditures are not depreciated or depleted until assets are substantially complete and ready for their intended use.

Costs to develop oil and gas properties other than certain oil sands mining assets, including costs of dedicated infrastructure, such as well pads and wellhead equipment, are depleted on a unit-of-production basis over proved developed reserves. A portion of these costs may not be depleted if they relate to undeveloped reserves. Costs related to offshore facilities are depleted over proved and probable reserves. Costs to develop and construct oil sands mines are depreciated on a straight-line basis over the life of the mine.

Major components of Property, Plant and Equipment are depreciated on a straight-line basis over their expected useful lives.

Oil sands upgraders, extraction plants and mine facilities	10 to 40 years
Oil sands mine equipment	5 to 15 years
Oil sands in situ processing facilities	30 years
Power generation and utility plants	30 to 40 years
Refineries and other processing plants	20 to 40 years
Marketing and other distribution assets	10 to 40 years

The costs of major inspection, overhaul and turnaround activities that are capitalized are depreciated on a straight-line basis over the period to the next scheduled activity, which varies from two to five years.

Depreciation, depletion and amortization rates are reviewed annually or when events or conditions occur that impact capitalized costs, reserves or estimated service lives.

Right-of-use assets within Property, Plant and Equipment are depreciated on a straight-line basis over the shorter of the estimated useful life of the right-of-use asset or the lease term.

(h) Impairment of Assets

Non-Financial Assets

Property, Plant and Equipment and Exploration and Evaluation assets are reviewed quarterly to assess whether there is any indication of impairment. Goodwill and intangible assets that have an indefinite useful life are tested for impairment annually. Exploration and Evaluation assets are also tested for impairment immediately prior to being transferred to Property, Plant and Equipment.

If any indication of impairment exists, an estimate of the asset's recoverable amount is calculated as the higher of the fair value less costs of disposal and value-in-use. In determining fair value less costs of disposal, recent market transactions are considered, if available. In the absence of such transactions, an appropriate valuation model is used. Value-in-use is assessed using the present value of the expected future cash flows of the relevant asset. If the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, the asset is tested as part of a cash generating unit (CGU), which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. An impairment loss is the amount by which the carrying amount of the individual asset or CGU exceeds its recoverable amount.

Impairments may be reversed for all CGUs and individual assets, other than goodwill, if there has been a change in the estimates and judgments used to determine the asset's recoverable amount since the last impairment loss was recognized. If such indication exists, the carrying amount of the CGU or asset is increased to its revised recoverable amount, which cannot exceed the carrying amount that would have been determined, net of depletion, depreciation and amortization, had no impairment been recognized.

Impairments and impairment reversals are recognized within Depreciation, Depletion, Amortization and Impairment.

Financial Assets

At each reporting date, the company assesses the expected credit losses associated with its financial assets measured at amortized cost. Expected credit losses are measured as the difference between the cash flows that are due to the company and the cash flows that the company expects to receive, discounted at the effective interest rate determined at initial recognition. For trade accounts receivables, the company applies the simplified approach permitted by IFRS 9 *Financial Instruments*, which requires lifetime expected credit losses to be recognized from initial recognition of the receivables. To measure expected credit losses, accounts receivables are grouped based on the number of days the receivables have been outstanding and the internal credit assessments of the customers. Credit risk for longer term receivables is assessed based on an external credit rating of the counterparty.

(i) Provisions

Provisions are recognized for decommissioning and restoration obligations associated with the company's Exploration and Evaluation assets and Property, Plant and Equipment. Provisions for decommissioning and restoration obligations are measured at the present value of management's best estimate of the future cash flows required to settle the present obligation, using

the credit-adjusted risk-free interest rate. The value of the obligation is added to the carrying amount of the associated asset and amortized over the useful life of the asset. The provision is accreted over time through Financing Expense with actual expenditures charged against the accumulated obligation. Changes in the future cash flow estimates resulting from revisions to the estimated timing or amount of undiscounted cash flows are recognized as a change in the decommissioning and restoration provision and related asset.

(j) Income Taxes

The company follows the liability method of accounting for income taxes whereby deferred income taxes are recorded for the effect of differences between the accounting and income tax basis of an asset or liability. Deferred income tax assets and liabilities are measured using enacted or substantively enacted income tax rates as at the balance sheet date that are anticipated to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Changes to these balances are recognized in net earnings or in other comprehensive income in the period they occur. Investment tax credits are recorded as a reduction to the related expenditures.

The company recognizes the impact of a tax filing position when it is probable, based on the technical merits, that the position will be sustained upon audit. If it is determined a tax filing position is not considered probable, the company assesses the possible outcomes and their associated probabilities and records a tax provision based on the best estimate of the amount of tax payable.

(k) Pensions and Other Post-Retirement Benefits

The company sponsors defined benefit pension plans, defined contribution pension plans and other post-retirement benefits.

The cost of pension benefits earned by employees in the defined contribution pension plan is expensed as incurred. The cost of defined benefit pension plans and other post-retirement benefits are actuarially determined using the projected unit credit method based on present pay levels and management's best estimates of demographic and financial assumptions.

The liability recognized on the balance sheet is the present value of the defined benefit obligations less the fair value of plan assets. The value of plan assets is limited to the total of unrecognized past service cost and the present value of the economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan ("effect of the asset ceiling"). Any surplus is immediately recognized in other comprehensive income. In addition, a minimum liability is recognized when the statutory minimum funding requirement for past service exceeds the economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Pension benefits earned during the current year are recorded in Operating, Selling and General expense. Interest costs on the net unfunded obligation are recorded in Financing Expense. Any actuarial gains or losses related to the plan assets and the defined benefit obligation, as well as the change in the asset ceiling and any minimum liability, are recognized immediately through other comprehensive income and transferred directly to retained earnings.

(l) Emissions Obligations and Rights

Emissions obligations are measured at the weighted average cost per unit of emissions expected to be incurred to settle the obligation and are recorded in the period in which the emissions occur within Operating, Selling and General expense, or Purchases.

Purchases of emissions rights are recognized as Other Assets on the balance sheet and are measured at historical cost. Emissions rights received by way of grant are recorded at a nominal amount.

(m) Leases

The company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less. The lease payments are recognized as an expense when incurred over the lease term. As well, the company has accounted for each lease component and any non-lease components as a single lease component for crude oil storage tanks.

The lease liability is initially measured at the present value of the future lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the company's incremental borrowing rate. Lease payments include fixed payments, as well as variable payments that are based on an index or rate.

The company has lease contracts that include storage tanks, pipelines, railway cars, vessels, buildings, land, and mobile equipment.

4. Significant and Other Accounting Estimates and Judgments

The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect reported assets, liabilities, revenues, expenses, gains, losses and disclosures of contingencies. These estimates and judgments are subject to change based on experience and new information.

Climate Change

Suncor supports the goals of the Paris Agreement and is committed to achieving the long-term objective of net-zero greenhouse gas (GHG) emissions from its operations by 2050, including those in which it has a working interest. Addressing climate change and providing the secure, affordable and reliable energy the world needs requires investment, technological advancement, product innovation, regulatory support and collaborative partnerships, such as the Pathways Alliance. The rate of change of public policy, consumer behaviour and resulting demand for low-carbon options is not certain. Suncor is committed to reducing emissions in our base business, while expanding in complementary low-emissions businesses and working with our customers, governments and partners to realize our shared climate objectives.

Climate change and the transition to a low-emissions economy was considered in preparing the consolidated financial statements, primarily in estimating commodity prices used in impairment and reserves analysis. These may have significant impacts on the currently reported amounts of the company's assets and liabilities discussed below and on similar assets and liabilities that may be recognized in the future. As part of its ongoing business planning, Suncor estimates future costs associated with GHG emissions in its operations and in the evaluation of future projects. The company uses future climate scenarios to test and assess the resilience of its strategy. Changes in market and regulatory conditions and assumptions, as well as climate change, and the evolving worldwide demand for energy and global advancement of alternative sources of energy that are not sourced from fossil fuels, can materially impact the estimation of net reserves, asset valuation and reclamation and timing and requirements. The timing and pace at which global energy markets transition from carbon-based sources to alternative energy is highly uncertain.

Oil and Gas Reserves

The company's estimate of oil and gas reserves is considered in the measurement of depletion, depreciation, impairment, decommissioning and restoration obligations and business combinations. The estimation of reserves is an inherently complex process and involves professional judgment. All reserves have been evaluated at December 31, 2023, by independent qualified reserves evaluators. Oil and gas reserves estimates are based on a range of geological, technical and economic factors, including projected future rates of production, projected future commodity prices, engineering data, and the timing and amount of future expenditures, all of which are subject to uncertainty. Estimates reflect market and regulatory conditions existing at December 31, 2023, which could differ significantly from other points in time throughout the year, or future periods.

Exploration and Evaluation Costs

Certain exploration and evaluation costs are initially capitalized with the intent to establish commercially viable reserves. The company is required to make judgments about future events and circumstances and applies estimates to assess the economic viability of extracting the underlying resources. The costs are subject to technical, commercial and management review to confirm the continued intent to develop the project. The level of drilling success or changes to project economics, resource quantities, expected production techniques, production costs and required capital expenditures are important judgments when making this determination. Management uses judgment to determine when these costs are reclassified to Property, Plant and Equipment based on several factors, including the existence of reserves, appropriate approvals from regulatory bodies, joint arrangement partners and the company's internal project approval process.

Determination of Cash Generating Units (CGUs)

A CGU is the lowest grouping of integrated assets that generates identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructure and the way in which management monitors the operations.

Asset Impairment and Reversals

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.

The recoverable amount of CGUs and individual assets is determined based on the higher of fair value less costs of disposal or value-in-use calculations. The key estimates the company applies to determine the recoverable amount normally include estimated future commodity prices, discount rates, expected production volumes, future operating and development costs, income taxes and refining margins. In determining the recoverable amount, management may also be required to make judgments regarding the likelihood of occurrence of a future event. Changes to these estimates and judgments will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value.

Decommissioning and Restoration Costs

The company recognizes liabilities for the future decommissioning and restoration of Exploration and Evaluation assets and Property, Plant and Equipment based on estimated future decommissioning and restoration costs. Management applies judgment in assessing the future regulatory requirements, the existence and extent as well as the expected method of reclamation of the company's decommissioning and restoration obligations at the end of each reporting period. Management also uses judgment to determine whether the nature of the activities performed is related to decommissioning and restoration activities or normal operating activities.

Actual costs are uncertain, and estimates may vary as a result of changes to relevant laws and regulations related to the use of certain technologies, the emergence of new technology, operating experience, prices and closure plans. The estimated timing of future decommissioning and restoration may change due to certain factors, including reserves life. Changes to estimates related to future expected costs, discount rates, inflation assumptions and timing may have a material impact on the amounts presented.

Employee Future Benefits

The company provides benefits to employees, including pensions and other post-retirement benefits. The cost of defined benefit pension plans and other post-retirement benefits received by employees is estimated based on actuarial valuation methods that require professional judgment. Estimates typically used in determining these amounts include, as applicable, rates of employee turnover, future claim costs, discount rates, future salary and benefit levels, the return on plan assets, mortality rates and future medical costs. Changes to these estimates may have a material impact on the amounts presented.

Income Taxes

Management evaluates tax positions, annually or when circumstances require, which involves judgment and could be subject to differing interpretations of applicable tax legislation. The company recognizes a tax provision when a payment to tax authorities is considered probable. However, the results of audits and reassessments and changes in the interpretations of standards may result in changes to those positions and, potentially, a material increase or decrease in the company's assets, liabilities and net earnings.

5. New IFRS Standards

(a) Adoption of New IFRS Standards

The standards, amendments and interpretations that are adopted up to the date of authorization of the company's consolidated financial statements, and that may have an impact on the disclosures and financial position of the company, are disclosed below.

Disclosure Initiative – Accounting Policies

In February 2021, the IASB issued *Disclosure Initiative – Accounting Policies.* The amendment requires companies to disclose material rather than significant accounting policies to provide more relevant, company-specific accounting policy disclosures. The company adopted the amendments prospectively on the effective date January 1, 2023, and there were impacts that have been reflected in note 3 of the consolidated financial statements as a result of the initial application.

(b) Recently Announced Accounting Pronouncements

The standards, amendments and interpretations that are issued, but not yet effective up to the date of authorization of the company's consolidated financial statements, and that may have an impact on the disclosures and financial position of the company, are disclosed below. The company intends to adopt these standards, amendments and interpretations when they become effective.

General Sustainability-related Disclosures and Climate-related Disclosures

In March 2024, the Canadian Sustainability Standards Board proposed Canadian-specific modifications to *IFRS S1: General Sustainability-related Disclosures* and *IFRS S2: Climate-related disclosures,* which were issued by the International Sustainability Standards Board (ISSB) in June 2023. The new standards add sustainability and climate disclosure requirements for annual reporting purposes. The Canadian-specific versions of IFRS S1 and S2 are expected to be available for voluntary adoption starting January 1, 2025; however, the Canadian Securities Administrators have not yet confirmed whether the new standards will be mandated for Canadian reporting issuers. The company is currently disclosing sustainability and climate-related information in its annual Report on Sustainability and Climate Report and anticipates changes resulting from these new standards on the consolidated financial statements as a result of future application.

6. Segmented Information

The company's operating segments are reported based on the nature of their products and services and management responsibility. The following summary describes the operations in each of the segments:

- Oil Sands includes the company's operations in Northern Alberta to explore, develop and produce bitumen, synthetic crude oil and related products, through the recovery and upgrading of bitumen from mining and in situ operations. This segment also includes the company's joint interests in Syncrude and Fort Hills. In 2023, the company completed two separate acquisitions of additional working interests in the Fort Hills mining and extraction operation, increasing its ownership from 54.11% to 100% (see note 16). The individual operating segments related to mining operations, In Situ, Fort Hills and Syncrude have been aggregated into one reportable segment (Oil Sands) due to the similar nature of their business activities, including the production of bitumen, and the single geographic area and regulatory environment in which they operate.

- Exploration and Production (E&P) includes offshore activity in East Coast Canada, with interests in the Terra Nova, White Rose, Hibernia and Hebron oilfields, as well as the marketing and risk management of crude oil and natural gas. International onshore assets include the company's working interests in Libya and Syria. Suncor completed the divestments of its United Kingdom (U.K.) portfolio and Norway assets in 2023 and 2022, respectively (see note 16).

- Refining and Marketing includes the refining of crude oil products, and the distribution, marketing, transportation and risk management of refined and petrochemical products, and other purchased products through the retail and wholesale networks located in Canada and the United States (U.S.). The segment also includes trading of crude oil, refined products, natural gas and power.

The company also reports activities not directly attributable to an operating segment under Corporate and Eliminations. This segment previously included renewable energy assets, which were sold in the first quarter of 2023 (see note 16). Corporate activities include Suncor's debt and borrowing costs, expenses not allocated to the company's businesses, and investments in certain clean technologies.

For the years ended December 31 ($ millions)	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total	
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Revenues and Other Income										
Gross revenues	18 569	21 905	2 689	4 331	30 959	36 622	(11)	49	52 206	62 907
Intersegment revenues	7 466	8 526	—	—	109	106	(7 575)	(8 632)	—	—
Less: Royalties	(2 623)	(3 963)	(491)	(608)	—	—	—	—	(3 114)	(4 571)
Operating revenues, net of royalties	23 412	26 468	2 198	3 723	31 068	36 728	(7 586)	(8 583)	49 092	58 336
Other income (loss)	1 469	(53)	10	164	224	(60)	(49)	80	1 654	131
	24 881	26 415	2 208	3 887	31 292	36 668	(7 635)	(8 503)	50 746	58 467
Expenses										
Purchases of crude oil and products	1 935	2 050	—	—	23 867	27 261	(7 587)	(8 536)	18 215	20 775
Operating, selling and general	9 329	9 152	475	490	2 558	2 427	1 021	738	13 383	12 807
Transportation and distribution	1 213	1 210	76	101	521	396	(35)	(36)	1 775	1 671
Depreciation, depletion, amortization and impairment	4 902	7 927	483	(105)	934	844	116	120	6 435	8 786
Exploration	60	37	14	19	—	—	—	—	74	56
(Gain) loss on disposal of assets	(39)	(7)	(600)	66	(28)	(11)	(325)	(3)	(992)	45
Financing expenses	670	413	69	95	57	57	471	1 446	1 267	2 011
	18 070	20 782	517	666	27 909	30 974	(6 339)	(6 271)	40 157	46 151
Earnings (Loss) before Income Taxes	6 811	5 633	1 691	3 221	3 383	5 694	(1 296)	(2 232)	10 589	12 316
Income Tax Expense (Recovery)										
Current	—	—	—	—	—	—	—	—	1 734	4 229
Deferred	—	—	—	—	—	—	—	—	560	(990)
	—	—	—	—	—	—	—	—	2 294	3 239
Net Earnings	—	—	—	—	—	—	—	—	8 295	9 077
Capital and Exploration Expenditures[1]	4 096	3 540	668	443	1 002	816	62	188	5 828	4 987

(1) Excludes capital expenditures related to assets previously held for sale of $108 million for the year ended December 31, 2023 (2022 – $133 million).

Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue

The company's revenues are from the following major commodities and geographical regions:

For the years ended December 31 ($ millions)	2023 North America	 International	 Total	2022 North America	 International	 Total
Oil Sands						
Synthetic crude oil and diesel	**18 817**	**—**	**18 817**	22 539	—	22 539
Bitumen	**7 218**	**—**	**7 218**	7 892	—	7 892
	26 035	**—**	**26 035**	30 431	—	30 431
Exploration and Production						
Crude oil and natural gas liquids	**1 689**	**994**	**2 683**	2 464	1 834	4 298
Natural gas	**—**	**6**	**6**	—	33	33
	1 689	**1 000**	**2 689**	2 464	1 867	4 331
Refining and Marketing						
Gasoline	**13 106**	**—**	**13 106**	14 540	—	14 540
Distillate	**15 283**	**—**	**15 283**	18 663	—	18 663
Other	**2 679**	**—**	**2 679**	3 525	—	3 525
	31 068	**—**	**31 068**	36 728	—	36 728
Corporate and Eliminations	**(7 586)**	**—**	**(7 586)**	(8 583)	—	(8 583)
Total Gross Revenue from Contracts with Customers	**51 206**	**1 000**	**52 206**	61 040	1 867	62 907

Geographical Information

Operating Revenues, net of Royalties

($ millions)	**2023**	2022
Canada	**41 948**	49 169
United States	**6 447**	7 544
Other foreign	**697**	1 623
	49 092	58 336

Non-Current Assets(1)

($ millions)	**December 31 2023**	December 31 2022
Canada	**71 438**	66 346
United States	**2 624**	2 629
Other foreign	**584**	1 026
	74 646	70 001

(1) Excludes deferred income tax assets.

7. Other Income (Loss)

Other income (loss) consists of the following:

($ millions)	2023	2022
Energy trading and risk management	307	(209)
Investment and interest income[1][2]	94	149
Bargain purchase gain and revaluations[3]	1 125	—
Insurance proceeds[4]	—	179
Other[2][5]	128	12
	1 654	131

(1) 2023 includes a $158 million impairment on an equity investment, within the Corporate segment.

(2) Prior year amounts have been reclassified to align with current period presentation of Investment and interest income. In 2022, $49 million was reclassified from Other to Investment and interest income. This reclassification had no effect on net earnings and was within the Corporate segment.

(3) 2023 includes a $1.1 billion bargain purchase gain and revaluation (note 16), within the Oil Sands segment.

(4) 2022 includes $147 million of property damage insurance proceeds related to the company's assets in Libya, within the Exploration and Production segment, and $32 million of insurance proceeds for the secondary extraction facilities at Oil Sands Base, within the Oil Sands segment.

(5) 2023 includes a provision reversal related to the company's arrangement involving a third-party byproduct processor, within the Oil Sands segment. 2022 includes a US$50 million contingent consideration gain related to the sale of the company's 26.69% working interest in the Golden Eagle Area Development in the fourth quarter of 2021, within the Exploration and Production segment.

8. Operating, Selling and General Expense

Operating, Selling and General expense consists of the following:

($ millions)	2023	2022
Employee and contract service costs	8 458	8 037
Materials and equipment	2 518	1 901
Commodities	1 739	2 196
Travel, marketing and other[1]	668	673
	13 383	12 807

(1) The company recorded a $275 million restructuring charge in the second quarter of 2023 that has been reported under travel, marketing and other.

9. Financing Expenses

Financing expenses consist of the following:

($ millions)	2023	2022
Interest on debt	783	815
Interest on lease liabilities	198	167
Capitalized interest at 5.9% (2022 – 5.2%)	(255)	(168)
Interest expense	726	814
Interest on partnership liability	49	51
Interest on pension and other post-retirement benefits	11	41
Accretion	532	316
Foreign exchange (gain) loss on U.S. dollar denominated debt	(184)	729
Operational foreign exchange and other	133	28
Loss on extinguishment of long-term debt	—	32
	1 267	2 011

10. Income Taxes

Income Tax Expense (Recovery)

($ millions)	2023	2022
Current:		
Current year	**1 782**	4 333
Adjustments in respect of current income tax of prior years	**(48)**	(104)
Deferred:		
Origination and reversal of temporary differences	**542**	(1 063)
Adjustments in respect of deferred income tax of prior years	**96**	54
Changes in tax rates and legislation	**(60)**	(27)
Movement in unrecognized deferred income tax assets	**(18)**	46
Total income tax expense	**2 294**	3 239

Reconciliation of Effective Tax Rate

The provision for income taxes reflects an effective tax rate that differs from the statutory tax rate. A reconciliation of the difference is as follows:

($ millions)	2023	2022
Earnings before income tax	**10 589**	12 316
Canadian statutory tax rate	**23.99%**	24.16%
Statutory tax	**2 540**	2 976
Add (deduct) the tax effect of:		
Non-taxable component of capital (gains) losses	**(10)**	67
Share-based compensation and other permanent items	**14**	—
Assessments and adjustments	**63**	(49)
Impact of income tax rates and legislative changes[1]	**(74)**	(84)
Non-taxable component of acquisitions and dispositions[2]	**(461)**	(25)
Foreign tax rate differential[3]	**234**	290
Movement in unrecognized deferred income tax assets	**(18)**	46
Other	**6**	18
Total income tax expense	**2 294**	3 239
Effective tax rate	**21.7%**	26.3%

(1) The year ended December 31, 2022 includes a current income tax recovery of $39 million related to the sale of the company's wind and solar assets (note 16).

(2) The year ended December 31, 2023 includes a non-taxable gain on the U.K. disposition and a bargain purchase gain on the TotalEnergies Canada acquisition (note 16).

(3) The year ended December 31, 2022 includes a deferred income tax recovery of $171 million related to the sale of the company's UK assets (note 16)

Deferred Income Tax Balances

The significant components of the company's deferred income tax (assets) liabilities and deferred income tax expense (recovery) are comprised of the following:

	Deferred Income Tax Expense (Recovery)		Deferred Income Tax Liability (Asset)	
($ millions)	**2023**	2022	**December 31 2023**	December 31 2022
Property, plant and equipment	**(423)**	(729)	**10 996**	11 093
Decommissioning and restoration provision	**(25)**	(10)	**(2 644)**	(2 292)
Employee retirement benefit plans	**(23)**	(92)	**(278)**	(297)
Tax loss carry-forwards(1)	**867**	(14)	**(11)**	(29)
Other	**164**	(145)	**(147)**	(111)
Net deferred income tax (recovery) / expense and liability	**560**	(990)	**7 916**	8 364

(1) The year ended December 31, 2023, the company used tax losses arising from the acquisition of TotalEnergies Canada (note 16).

Change in Deferred Income Tax Balances

($ millions)	**2023**	2022
Net deferred income tax liability, beginning of year	**8 364**	9 081
Recognized in deferred income tax (recovery)/expense	**560**	(990)
Recognized in other comprehensive income	**42**	264
Foreign exchange, acquisition, disposition and other	**(1 050)**	9
Net deferred income tax liability, end of year	**7 916**	8 364

Deferred Tax in Shareholders' Equity

($ millions)	**2023**	2022
Deferred Tax in Other Comprehensive Income		
Actuarial gain on employment retirement benefit plans	**42**	264
Total income tax expense reported in equity	**42**	264

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit is probable based on estimated future earnings. Suncor has not recognized a $101 million (2022 – $120 million) deferred income tax asset on $845 million (2022 – $986 million) of capital losses related to unrealized foreign exchange on U.S. dollar denominated debt, which can only be utilized against future capital gains.

No deferred tax liability has been recognized at December 31, 2023, on unremitted net earnings of foreign subsidiaries, as the company is able to control the timing and amount of distributions and is not expected to incur any taxes associated with future distributions.

11. Earnings per Common Share

($ millions)	2023	2022
Net earnings	**8 295**	9 077

(millions of common shares)		
Weighted average number of common shares	**1 308**	1 387
Dilutive securities:		
Effect of share options	**2**	3
Weighted average number of diluted common shares	**1 310**	1 390

(dollars per common share)		
Basic earnings per share	**6.34**	6.54
Diluted earnings per share	**6.33**	6.53

12. Cash and Cash Equivalents

($ millions)	December 31 **2023**	December 31 2022
Cash	**1 717**	1 782
Cash equivalents	**12**	198
	1 729	1 980

13. Supplemental Cash Flow Information

The (increase) decrease in non-cash working capital is comprised of:

($ millions)	2023	2022
Accounts receivable	**526**	(1 750)
Inventories	**(153)**	(1 128)
Accounts payable and accrued liabilities	**(415)**	1 512
Current portion of provisions	**339**	(286)
Income taxes payable (net)	**(1 258)**	(717)
	(961)	(2 369)
Relating to:		
Operating activities	**(981)**	(2 421)
Investing activities	**20**	52
	(961)	(2 369)

Reconciliation of movements of liabilities to cash flows arising from financing activities:

($ millions)	Short-Term Debt	Current Portion of Long-Term Lease Liabilities	Long-Term Lease Liabilities	Current Portion of Long-Term Debt	Long-Term Debt	Partnership Liability	Dividends Payable
At December 31, 2021	1 284	310	2 540	231	13 989	427	—
Changes from financing cash flows:							
Net issuance of commercial paper	1 473	—	—	—	—	—	—
Repayment of long-term debt	—	—	—	(233)	(4 895)	—	—
Loss on extinguishment of long-term debt	—	—	—	—	32	—	—
Realized foreign exchange (gains) and losses	(19)	15	—	2	(91)	—	—
Dividends paid on common shares	—	—	—	—	—	—	(2 596)
Lease liability payments	—	(329)	—	—	—	—	—
Distributions to non-controlling interest	—	—	—	—	—	(14)	—
Other	—	—	—	—	(13)	—	—
Non-cash changes:							
Dividends declared on common shares	—	—	—	—	—	—	2 596
Unrealized foreign exchange losses and (gains)	69	—	(25)	—	778	—	—
Lease derecognition	—	—	(22)	—	—	—	—
Reclassification of lease obligations	—	321	(321)	—	—	—	—
Deferred financing costs	—	—	—	—	—	—	—
New lease liabilities	—	—	523	—	—	—	—
At December 31, 2022	2 807	317	2 695	—	9 800	413	—

($ millions)	Short-Term Debt	Current Portion of Long-Term Lease Liabilities	Long-Term Lease Liabilities	Current Portion of Long-Term Debt	Long-Term Debt	Partnership Liability	Dividends Payable
Changes from financing cash flows:							
Net issuance of commercial paper	**(2 343)**	—	—	—	**1 500**	—	—
Gross proceeds from issuance of long-term debt	—	—	—	—	—	—	—
Debt issuance costs	—	—	—	—	**(8)**	—	—
Repayment of long-term debt	—	—	—	—	**(5)**	—	—
Loss on extinguishment of long-term debt	—	—	—	—	—	—	—
Realized foreign exchange (gains) and losses	**38**	—	—	—	**5**	—	—
Dividends paid on common shares	—	—	—	—	—	—	**(2 749)**
Lease liability payments	—	**(331)**	—	—	—	—	—
Distributions to non-controlling interest	—	—	—	—	—	**(16)**	—
Other	—	—	—	—	**(3)**	**1**	—
Non-cash changes:							
Dividends declared on common shares	—	—	—	—	—	—	**2 749**
Unrealized foreign exchange losses and (gains)	**(8)**	**(3)**	**(14)**	—	**(202)**	—	—
Lease derecognition	—	—	**(682)**	—	—	—	—
Reclassification of lease obligations	—	**365**	**(365)**	—	—	—	—
Deferred financing costs	—	—	—	—	—	—	—
New lease liabilities	—	—	**1 844**	—	—	—	—
At December 31, 2023	**494**	**348**	**3 478**	—	**11 087**	**398**	—

14. Inventories

($ millions)	December 31 2023	December 31 2022
Crude oil[(1)(2)]	**2 127**	2 224
Refined products	**2 244**	2 014
Materials, supplies and merchandise[(1)]	**994**	834
Reclassified to assets held for sale (note 33)	**—**	(14)
	5 365	5 058

(1) Prior period amounts have been reclassified to align with the current year presentation of Inventories. For the year ended December 31, 2022, $149 million was reclassified from crude oil to materials, supplies and equipment. This reclassification had no effect on the inventories presentation on the consolidated balance sheet.

(2) Includes $113 million of inventories held for trading purposes (2022 – $131 million), which are measured at fair value less costs to sell based on Level 1 and Level 2 fair value inputs.

During 2023, purchased product inventories of $18.2 billion (2022 – $21.7 billion) were recorded as an expense.

15. Property, Plant and Equipment

($ millions)	Oil and Gas Properties	Plant and Equipment	Total
Cost			
At December 31, 2021	41 230	85 329	126 559
Additions	1 149	4 261	5 410
Transfers from exploration and evaluation	34	—	34
Changes in decommissioning and restoration	1 321	(10)	1 311
Disposals and derecognition	(585)	(884)	(1 469)
Foreign exchange adjustments	101	218	319
Reclassified to assets held for sale (note 33)	(4 475)	(480)	(4 955)
At December 31, 2022	38 775	88 434	127 209
Additions	**591**	**5 477**	**6 068**
Acquisition (note 16)[1]	**1 793**	**6 076**	**7 869**
Transfers	**958**	**(958)**	**—**
Changes in decommissioning and restoration	**1 346**	**94**	**1 440**
Disposals and derecognition	**(8)**	**(1 850)**	**(1 858)**
Foreign exchange adjustments	**(128)**	**(87)**	**(215)**
Divestitures (note 16)[1]	**(2 226)**	**(12 705)**	**(14 931)**
At December 31, 2023	**41 101**	**84 481**	**125 582**
Accumulated provision			
At December 31, 2021	(25 227)	(35 786)	(61 013)
Depreciation, depletion, amortization and impairment	(1 049)	(7 347)	(8 396)
Disposals and derecognition	510	338	848
Foreign exchange adjustments	(60)	(107)	(167)
Reclassified to assets held for sale (note 33)	4 111	62	4 173
At December 31, 2022	(21 715)	(42 840)	(64 555)
Depreciation, depletion, amortization and impairment	**(1 686)**	**(4 352)**	**(6 038)**
Transfers	**(1 090)**	**1 090**	**—**
Disposals and derecognition	**4**	**1 611**	**1 615**
Foreign exchange adjustments	**132**	**23**	**155**
Divestitures (note 16)[1]	**1 044**	**9 847**	**10 891**
At December 31, 2023	**(23 311)**	**(34 621)**	**(57 932)**
Net property, plant and equipment			
December 31, 2022	17 060	45 594	62 654
December 31, 2023	**17 790**	**49 860**	**67 650**

(1) In connection with both the Teck acquisition (note 16) and the TotalEnergies Canada acquisition (note16), Suncor was deemed to have divested of its pre-existing interest in Fort Hills, presented as divestments, and re-acquired it at fair value. As such, acquisitions include 100% of the fair value of property, plant and equipment related to the TotalEnergies Canada acquisition, including the reevaluations of the existing working interest and the remaining capacity on a regional pipeline.

($ millions)	December 31, 2023			December 31, 2022		
	Cost	Accumulated Provision	Net Book Value	Cost	Accumulated Provision	Net Book Value
Oil Sands	89 230	(37 629)	51 601	92 601	(45 288)	47 313
Exploration and Production	17 364	(11 750)	5 614	16 541	(11 360)	5 181
Refining and Marketing	17 923	(8 038)	9 885	17 101	(7 435)	9 666
Corporate and Eliminations	1 065	(515)	550	966	(472)	494
	125 582	(57 932)	67 650	127 209	(64 555)	62 654

At December 31, 2023, the balance of assets under construction and not subject to depreciation or depletion was $7.9 billion (December 31, 2022 – $6.3 billion). For the year ended December 31, 2022, both the U.K operations, reported in the Exploration and Production segment, and the wind and solar assets, reported in the Corporate segment, were classified as assets held for sale (note 33).

16. Asset Transactions and Impairments

No indicators of impairment or reversals of impairment were identified at December 31, 2023.

Oil Sands

Acquisition of Additional Ownership Interest in Fort Hills:

On February 2, 2023, Suncor completed the acquisition of an additional 14.65% working interest in Fort Hills from Teck Resources Limited (Teck) for $712 million, bringing the company's working interest in Fort Hills to 68.76%.

The acquisition has been accounted for as a business combination using the acquisition method.

($ millions)	
Accounts receivable	35
Inventory	37
Property, plant and equipment	1 149
Other assets[1]	6
Total assets acquired	**1 227**
Accounts payable and other liabilities	(102)
Lease liabilities	(284)
Decommissioning provision	(83)
Deferred income taxes	(46)
Total liabilities assumed	**(515)**
Net assets acquired	**712**

(1) Other assets include $3 million of cash and cash equivalents.

The fair values of accounts receivables and accounts payable approximate their carrying values due to the short-term maturity of the instruments. The fair value of materials and supplies inventory approximates book value due to short-term turnover rates. The fair values of property, plant and equipment and the decommissioning provision were determined using an expected future cash flow approach (Level 3 fair value inputs – note 27). Key assumptions used in the calculations were discount rates, forecasted production volumes, commodity prices (including foreign exchange rates), operating costs and capital costs ("forecasted cash flow assumptions").

The additional 14.65% working interest in Fort Hills contributed $501 million to gross revenues and $22 million net earnings to consolidated net earnings from the acquisition date to December 31, 2023.

Had the acquisition occurred on January 1, 2023, the additional working interest would have contributed an additional $20 million to gross revenues and a $21 million net loss, which would have resulted in gross revenues of $52.2 billion and consolidated net earnings of $8.3 billion for the year ended December 31, 2023.

The proforma information is not necessarily indicative of the results that would have been obtained if the Teck acquisition had actually occurred on January 1, 2023.

Acquisition of TotalEnergies EP Canada Ltd. and Remaining Working Interest in Fort Hills:

On November 20, 2023, Suncor completed the acquisition of TotalEnergies EP Canada Ltd. (TotalEnergies Canada), which held the remaining 31.23% working interest in Fort Hills, for a purchase price of $1.468 billion before working capital, closing adjustments and other closing costs, making Suncor the sole owner of Fort Hills. The effective date of the transaction was April 1, 2023. The determination of fair value of the preliminary purchase price is based on management's best estimate as of the closing date.

The following table summarizes the fair value of the net assets acquired:

($ millions)	
Cash	150
Accounts receivable	521
Inventory	180
Property, plant and equipment	2 361
Deferred income taxes	1 084
Total assets acquired	**4 296**
Accounts payable and accrued liabilities	(527)
Lease liabilities	(347)
Decommissioning provision	(392)
Total liabilities assumed	**(1 266)**
Net assets acquired	**3 030**

The acquisition has been accounted for as a step business combination using the acquisition method pursuant to IFRS 3. Under the acquisition method, assets and liabilities are recorded at their fair values on the date of acquisition. In addition, when an acquirer achieves control in stages, the previously held interest is re-measured to fair value at the acquisition date with a gain or loss recognized in net earnings.

The fair values of accounts receivables and accounts payable approximate their carrying values due to the short-term maturity of the instruments. The fair value of inventory was determined using market prices and rates from available pricing sources. The fair values of property, plant and equipment and the decommissioning provision were determined using an expected future cash flow approach (Level 3 fair value inputs – note 27). Key assumptions used in the calculations were discount rates, forecasted production volumes, commodity prices (including foreign exchange rates), operating costs and capital costs ("forecasted cash flow assumptions"). The deferred income tax asset recognized as a result of the acquisition of TotalEnergies Canada involves numerous assumptions made by management and the interpretation of the tax laws applicable to the circumstances surrounding the historical tax positions taken by, and acquisition of, TotalEnergies Canada.

The previously held interest in Fort Hills has been re-measured to fair value and estimated to be $3.887 billion and the net carrying value of the Fort Hills assets was $3.904 billion. The company recognized a non-cash revaluation loss of its existing interest of $17 million in other income in the consolidated statements of comprehensive income.

($ millions)	
Total consideration[(1)]	1 832
Net assets acquired	(3 030)
Bargain purchase gain	**(1 198)**
Revaluation loss on existing interest	17
Fair value of pre-existing relationship	56
Bargain purchase gain and revaluations (note 7)	**(1 125)**

(1)   Total consideration includes working capital as at April 1, 2023.

Acquisition costs of $12 million, have been charged to operating, selling and general expense in the consolidated statements of comprehensive income for the three and twelve months ended December 31, 2023.

The acquisition of TotalEnergies Canada contributed $148 million to gross revenues and $18 million net earnings to consolidated net earnings from the acquisition date to December 31, 2023.

Had the acquisition occurred on January 1, 2023, TotalEnergies Canada would have contributed an additional $1.1 billion to gross revenues and $71 million to net earnings, which would have resulted in gross revenues of $53.3 billion and consolidated net earnings of $8.4 billion for the year ended December 31, 2023.

The proforma information is not necessarily indicative of the results that would have been obtained if the TotalEnergies Canada acquisition had actually occurred on January 1, 2023.

As part of the acquisition, the company assumed various pipeline commitments and ancillary assets, including the remaining capacity on a regional pipeline, which has been recognized accordingly as an ROU asset in property plant and equipment and long-term lease liability.

Exploration and Production

Sale of United Kingdom Operations:

During the second quarter of 2023, the company completed the sale of its U.K. operations, including its interests in Buzzard and Rosebank located in the U.K. sector of the North Sea, for gross proceeds of $1.1 billion, before closing adjustments and other closing costs, resulting in an after-tax gain on sale of $607 million ($607 million before-tax), including $25 million in foreign exchange gains recognized as a result of the disposal. The U.K. operations are reported within the Exploration and Production segment.

Corporate

Sale of Wind and Solar Assets:

During the first quarter of 2023, the company completed the sale of its wind and solar assets (Forty Mile, Adelaide, Magrath and Chin Chute) for gross proceeds of $730 million, before closing adjustments and other closing costs, resulting in an after-tax gain on sale of approximately $260 million ($302 million before-tax). The wind and solar assets were reported in the Corporate segment.

Asset Impairments and Transactions in 2022

No indicators of impairment or reversals of impairment were identified at December 31, 2022.

Oil Sands

Fort Hills assets:

During the fourth quarter of 2022, the company entered into an agreement to acquire Teck's 21.3% interest in Fort Hills. Prior to entering the agreement with Teck, the company also updated its long-range plan for Fort Hills, which incorporated lower gross production and increased operating costs per barrel for the next three years.

Management considered these indicators of impairment and performed an asset impairment test using recoverable amounts based on fair value less costs of disposal. An impairment charge of $2.6 billion (net of taxes of $0.8 billion) was recognized on its share of Fort Hills in the Oil Sands segment in the third quarter of 2022. An expected cash flow approach with the following asset specific assumptions (Level 3 fair value inputs note 27) were applied:

- Western Canada Select (WCS) price forecast of US$69.00/bbl in 2023, US$62.00/bbl in 2024, and an average price of US$50.00/bbl between 2025 and 2031, escalating at 2% per year thereafter over the life of the project up to 2060, adjusted for asset-specific location and quality differentials;

- the company's share of production ranging from 87,000 bbls/d to 106,000 bbls/d over the life of the project;

- cash operating costs averaging approximately $25.00/bbl over the life of the project (expressed in real dollars), which reflects operating, selling and general expenses adjusted for non-production costs, including share-based compensation, research costs, and excess power revenue;

- foreign exchange rate of US$0.76 per one Canadian dollar; and

- risk adjusted discount rate of 8.25% (after-tax).

The recoverable amount of the Fort Hills CGU was $2.8 billion (net of taxes) as at September 30, 2022. The recoverable amount estimate is most sensitive to price and discount rate. A 5% average decrease in price over the life of the project would have resulted in an additional impairment charge of approximately $1.0 billion (after-tax) on the company's share of the Fort Hills assets. A 1% increase in the discount rate would have resulted in an additional impairment charge of approximately $0.2 billion (after-tax) on the company's share of the Fort Hills assets.

Exploration and Production

White Rose assets:

In the second quarter of 2022, the company announced that concurrent with the decision to restart the West White Rose project by the joint venture owners, Suncor increased its ownership in the White Rose asset by 12.5% to approximately 39% (previously approximately 26%). The decision to restart was driven by a revised royalty structure and development plan. The company received $38 million (net of taxes of $12 million) in cash consideration to acquire the additional working interest, which was primarily allocated to the asset retirement obligation and property, plant and equipment of the project. As a result of these events, during the second quarter of 2022, the company performed an impairment reversal test on the White Rose CGU as the recoverable

amount of this CGU was sensitive to the restart decision. The impairment reversal test was performed using a recoverable amount based on the fair value less cost of disposal. An expected cash flow approach was used with the key assumptions discussed below (Level 3 fair value inputs note 27).

As a result of the impairment reversal test, the recoverable amounts were determined to be greater than the carrying values of the White Rose CGU and the company recorded an impairment reversal of $542 million (net of taxes of $173 million) on its previous share of the White Rose assets in the Exploration and Production segment. The recoverable amount was determined based on the following asset-specific assumptions:

•   Brent price forecast of US$85.00/bbl in 2023, US$68.00 in 2024 and US$69.00 in 2025, escalating at 2% per year thereafter over the life of the project to 2038 and adjusted for asset-specific location and quality differentials;

•   anticipated first oil for the West White Rose project in the first half of 2026 and the company's share of production of approximately 9,800 bbls/d (based on its previous working interest of approximately 26%) over the life of the project;

•   the company's share of future capital expenditures of $1.5 billion, including the West White Rose expansion; and

•   risk-adjusted discount rate of 9.0% (after-tax).

Norway assets:

During the third quarter of 2022, the company completed the sale of its Norway assets, including its 30% working interest in Oda and its 17.5% working interest in the Fenja Development Joint Operations, for net proceeds of $297 million (net of cash disposed of $133 million), resulting in a $65 million loss including foreign exchange impacts. The Norway assets are reported in the Exploration and Production segment.

The company reclassified the assets and liabilities related to its Norway operations as assets held for sale and performed an impairment test on the Norway assets held for sale as at June 30, 2022. The impairment test was performed using the lower of its carrying amount and fair value less costs to sell (Level 2 fair value inputs note 27). As a result of the impairment test, the company recorded a $47 million charge related to its share of the Norway operations, net of a $23 million deferred tax adjustment.

17. Right-of-Use Assets and Leases

Right-of-use (ROU) assets within Property, Plant and Equipment:

($ millions)	December 31 2023	December 31 2022
Property, plant and equipment, net – excluding ROU assets	63 982	59 778
ROU assets	3 668	2 876
	67 650	62 654

The following table presents the ROU assets by asset class:

($ millions)	Plant and Equipment
Cost	
At January 1, 2022	3 861
Additions and adjustments	523
Disposals	(156)
Foreign exchange	20
At December 31, 2022	4 248
Additions and adjustments	**423**
Acquisition[1] (note16)	**1 425**
Disposals[2]	**(176)**
Divestitures[1] (note 16)	**(707)**
Foreign exchange	**(7)**
At December 31, 2023	**5 206**
Accumulated provision	
At January 1, 2022	(1 136)
Depreciation	(356)
Disposals	126
Foreign exchange	(6)
At December 31, 2022	(1 372)
Depreciation	**(358)**
Disposals[2]	**94**
Divestitures[1] (note 16)	**96**
Foreign exchange	**2**
At December 31, 2023	**(1 538)**
Net ROU assets	
At December 31, 2022	2 876
At December 31, 2023	**3 668**

(1) In connection with both the Teck acquisition (note 16) and the TotalEnergies Canada step acquisition (note16), Suncor was deemed to have divested of its pre-existing interest in Fort Hills, presented as divestments, and re-acquired it at fair value. As such, acquisitions include 100% of the fair value of ROU assets related to the TotalEnergies Canada acquisition, including the reevaluations of the existing working interest and the remaining capacity on a regional pipeline.

(2) Disposals primarily relate to early lease terminations.

Other lease-related items recognized in the Consolidated Statements of Comprehensive Income:

There were no leases with residual value guarantees. For the year ended December 31, 2023, total cash outflow for leases, excluding short-term lease expense and variable lease expense, was $529 million (2022 – $496 million).

18. Exploration and Evaluation Assets

($ millions)	December 31 2023	December 31 2022
Beginning of year	1 995	2 226
Acquisitions and additions	3	41
Transfers to oil and gas assets	—	(34)
Disposals and derecognition	(240)	—
Reclassified to assets held for sale (note 33)	—	(239)
Foreign exchange adjustments	—	1
End of year	1 758	1 995

In 2023, the company derecognized $240 million on its Meadow Creek development properties in the Oil Sands segment as these properties no longer align with the company's future development plans.

19. Other Assets

($ millions)	December 31 2023	December 31 2022
Investments[1]	490	532
Prepaids	661	481
Pension (note 23)	207	212
Other[1]	352	541
	1 710	1 766

(1) Prior period amounts have been reclassified to align with current period presentation of Other Assets. For the year ended December 31, 2022, $226 million was reclassified from Investments to Other. This reclassification had no effect on the other assets presentation on the consolidated balance sheet.

Prepaids includes long-term accounts receivable related to deposits paid on account to support reclamation activities into the Syncrude Reclamation Trust and emissions credits and are unlikely to be settled within one year.

Other includes long-term accounts receivable related to Notices of Reassessments that have been received from the Canada Revenue Agency and are unlikely to be settled within one year.

20. Goodwill and Other Intangible Assets

($ millions)	Oil Sands Goodwill	Refining and Marketing Goodwill	Other Intangibles	Total
At December 31, 2021	2 752	140	631	3 523
Additions	—	—	140	140
Amortization	—	—	(57)	(57)
Reclassified to assets held for sale (note 33)	—	—	(20)	(20)
At December 31, 2022	2 752	140	694	3 586
Additions	—	—	22	22
Amortization	—	—	(80)	(80)
At December 31, 2023	2 752	140	636	3 528

The company performed a goodwill impairment test at December 31, 2023 on its Oil Sands segment. Recoverable amounts were based on fair value less costs of disposal calculated using the present value of the segment's expected future cash flows.

Cash flow forecasts are based on past experience, historical trends, third-party evaluations of the company's reserves and resources to estimate production profiles and volumes, and estimates of operating costs, maintenance and capital expenditures.

These estimates are validated against the estimates approved through the company's annual reserves evaluation process and determine the duration of the underlying cash flows used in the discounted cash flow test. Projected cash flows reflect current market assessments of key assumptions, including climate change, long-term forecasts of commodity prices, inflation rates, foreign exchange rates and discount rates (Level 3 fair value inputs note 27).

Future cash flow estimates are discounted using after-tax risk-adjusted discount rates. The after-tax discount rate applied to cash flow projections was an average of 7.8% (2022 – 7.8%). The company based its cash flow projections on a West Texas Intermediate price of US$76.00/bbl in 2024, US$73.44/bbl in 2025, US$71.79/bbl in 2026 and escalating at an average of 2% thereafter, adjusted for applicable quality and location differentials. The forecast cash flow period ranged from 50 years to 55 years. As a result of this analysis, management did not identify any impairment of goodwill within the Oil Sands operating segment.

The company also performed a goodwill impairment test of its Refining and Marketing CGUs. The recoverable amounts are based on fair value less costs of disposal calculated using the present value of the CGUs' expected future cash flows, based primarily on historical results adjusted for current economic conditions. As a result of this analysis, management did not identify any impairment of goodwill within the Refining and Marketing segment.

21. Debt and Credit Facilities

Debt and credit facilities are comprised of the following:

Short-Term Debt

($ millions)	December 31 2023	December 31 2022
Commercial paper[1]	494	2 807

(1) The commercial paper is supported by a revolving credit facility with a syndicate of lenders. The company is authorized to issue commercial paper to a maximum of $5.0 billion having a term not to exceed 365 days. The weighted average interest rate as at December 31, 2023 was 5.57% (December 31, 2022 – 4.93%).

Long-Term Debt

($ millions)	December 31 2023	December 31 2022
Fixed-term debt[(2)(3)]		
5.60% Series 9 Medium Term Notes, due 2025	**1 000**	—
5.40% Series 10 Medium Term Notes, due 2026	**500**	—
3.00% Series 5 Medium Term Notes, due 2026	**115**	115
7.875% Debentures, due 2026 (US$275)	**369**	381
8.20% Notes, due 2027 (US$59)[(4)]	**57**	61
7.00% Debentures, due 2028 (US$250)	**333**	342
3.10% Series 6 Medium Term Notes, due 2029	**79**	79
5.00% Series 7 Medium Term Notes, due 2030	**154**	154
7.15% Notes, due 2032 (US$500)	**659**	676
5.35% Notes, due 2033 (US$300)	**153**	161
5.95% Notes, due 2034 (US$500)	**659**	675
5.95% Notes, due 2035 (US$600)	**262**	268
5.39% Series 4 Medium Term Notes, due 2037	**279**	279
6.50% Notes, due 2038 (US$1 150)	**1 516**	1 553
6.80% Notes, due 2038 (US$900)	**1 204**	1 235
6.85% Notes, due 2039 (US$750)	**988**	1 013
6.00% Notes, due 2042 (US$152)[(4)]	**42**	35
4.34% Series 5 Medium Term Notes, due 2046	**300**	300
4.00% Notes, due 2047 (US$750)	**987**	1 011
3.95% Series 8 Medium Term Notes, due 2051	**493**	493
3.75% Notes, due 2051 (US$750)	**980**	1 009
Total unsecured long-term debt	**11 129**	9 840
Lease liabilities[(5)]	**3 826**	3 012
Deferred financing costs	**(42)**	(40)
	14 913	12 812
Current portion of long-term debt and lease liabilities		
Lease liabilities	**(348)**	(317)
Long-term debt	**—**	—
	(348)	(317)
Total long-term lease liabilities	**3 478**	2 695
Total long-term debt	**11 087**	9 800

(2)   The value of debt includes the unamortized balance of premiums or discounts.

(3)   Certain securities are redeemable at the option of the company.

(4)   Debt acquired through the acquisition of Canadian Oil Sands Limited (COS).

(5)   Interest rates range from 0.9% to 13.4% and maturity dates range from 2024 to 2062.

On November 17, 2023, the company issued $1.5 billion in aggregate principal of senior unsecured notes, consisting of $1.0 billion principal amount of Series 9 Medium Term Notes, maturing on November 17, 2025, having a coupon of 5.60% and $500 million principal amount of Series 10 Medium Term Notes, maturing on November 17, 2026, having a coupon of 5.40%. Debt issuance costs were $8 million and were netted against the carrying amount of the debt and amortized using the effective interest method.

In the second quarter of 2023, the company extended the maturity of its syndicated credit facilities from June 2024 and June 2025 to June 2026, and reduced the size of its $3.0 billion tranche by $200 million, to $2.8 billion.

In the fourth quarter of 2022, the company repaid $3.6 billion aggregate principal amount of debt at an amount below par of $51 million plus accrued and unpaid interest. As a result of the extinguishment, the company incurred non-cash charges of $83 million related to accelerated amortization. This resulted in a total loss on extinguishment of long-term debt of $32 million. The general terms of the notes that were extinguished are as follows:

- 3.00% Series 5 Medium Term Notes, due 2026, with a principal amount of $700 million (partial repayment of $585 million);

- 8.20% Notes, due 2027, with a principal amount of US$59 million (partial repayment of US$16 million);

- 3.10% Series 6 Medium Term Notes, due 2029, with a principal amount of $750 million (partial repayment of $671 million);

- 5.00% Series 7 Medium Term Notes, due 2030, with a principal amount of $1.3 billion (partial repayment of $1.1 billion);

- 5.35% Notes, due 2033, with a principal amount of US$300 million (partial repayment of US$178 million);

- 5.95% Notes, due 2035, with a principal amount of US$600 million (partial repayment of US$401 million);

- 5.39% Series 4 Medium Term Notes, due 2037, with a principal amount of $600 million (partial repayment of $321 million); and

- 6.00% Notes, due 2042, with a principal amount of US$142 million (partial repayment of US$110 million).

In the second quarter of 2022, the company completed an early redemption, at par, of its outstanding US$450 million 2.80% notes and US $550 million 3.10% notes, originally due in 2023 and 2025, respectively. The company also completed a partial redemption, at par, for US$10.2 million of its outstanding US$152 million 6.00% notes, due in 2042.

In the first quarter of 2022, the company completed an early redemption of its outstanding US$182 million 4.50% notes, originally scheduled to mature in the second quarter of 2022.

Scheduled Debt Repayments

Scheduled principal repayments as at December 31, 2023 for lease liabilities, short-term debt and long-term debt are as follows:

($ millions)	Repayment
2024	842
2025	1 310
2026	1 246
2027	307
2028	570
Thereafter	11 132
	15 407

Credit Facilities

A summary of available and unutilized credit facilities is as follows:

($ millions)	2023
Fully revolving and expiring in 2026	5 451
Can be terminated at any time at the option of the lenders	1 520
Total credit facilities	6 971
Credit facilities supporting outstanding commercial paper	(494)
Credit facilities supporting standby letters of credit	(944)
Total unutilized credit facilities[1]	5 533

(1) Available credit facilities for liquidity purposes at December 31, 2023 increased to $4.957 billion, compared to $2.900 billion at December 31, 2022.

22. Other Long-Term Liabilities

($ millions)	December 31 2023	December 31 2022
Pensions and other post-retirement benefits (note 23)	**598**	564
Share-based compensation plans (note 26)	**339**	469
Partnership liability (note 27)[1]	**398**	413
Deferred revenue	**13**	22
Libya Exploration and Production Sharing Agreement (EPSA) signature bonus[2]	**83**	85
Other	**57**	89
	1 488	1 642

(1) The company paid $65 million in 2023 (2022 – $60 million) in distributions to the partners of the East Tank Farm Development, of which $49 million (2022 – $51 million) was allocated to interest expense and $16 million (2022 – $9 million) to the principal.

(2) The company had a US$500 million obligation for a signature bonus relating to Petro-Canada's ratification of six EPSAs in Libya. At December 31, 2023, the carrying amount of the Libya EPSAs' signature bonus is $83 million (December 31, 2022 – $85 million).

23. Pensions and Other Post-Retirement Benefits

The company's defined benefit pension plans provide pension benefits at retirement based on years of service and final average earnings (if applicable). These obligations are met through funded registered retirement plans and through unregistered supplementary pensions that are funded through retirement compensation arrangements, and/or paid directly to recipients. The company's contributions to the funded plans are deposited with independent trustees who act as custodians of the plans' assets, as well as the disbursing agents of the benefits to recipients. Plan assets are managed by a pension committee on behalf of beneficiaries. The committee retains independent managers and advisors.

Asset-liability matching studies are performed by a third-party consultant to set the asset mix by quantifying the risk-and-return characteristics of possible asset mix strategies. Investment and contribution policies are integrated within this study, and areas of focus include asset mix as well as interest rate sensitivity.

Funding of the registered retirement plans complies with applicable regulations that require actuarial valuations of the pension funds at least once every three years in Canada and the U.K., and every year in the United States and Germany. The most recent valuations for the registered Canadian plans and U.K. plans were performed as at December 31, 2022. The company uses a measurement date of December 31 to value the plan assets and remeasure the accrued benefit obligation for accounting purposes. In 2023, the U.K. defined benefit plan was sold concurrently with the sale of the U.K. operations (see note 16).

The company's other post-retirement benefits programs are unfunded and include certain health care and life insurance benefits provided to retired employees and eligible surviving dependents.

The company reports its share of Syncrude's defined benefit and defined contribution pension plans and Syncrude's other post-retirement benefits plan.

The company also provides a number of defined contribution plans, including a U.S. 401(k) savings plan, that provide for an annual contribution of 5% to 11.5% of each participating employee's pensionable earnings.

Defined Benefit Obligations and Funded Status

($ millions)	Pension Benefits 2023	Pension Benefits 2022	Other Post-Retirement Benefits 2023	Other Post-Retirement Benefits 2022
Change in benefit obligation				
Benefit obligation at beginning of year	**6 155**	8 303	**519**	672
Current service costs	**165**	263	**12**	19
Plan participants' contributions	**17**	17	**—**	—
Benefits paid	**(345)**	(367)	**(30)**	(28)
Interest costs	**305**	246	**26**	20
Obligations disposed (note 16)	**(122)**	—	**—**	—
Foreign exchange	**—**	(2)	**—**	—
Settlements	**9**	10	**—**	—
Termination benefits	**6**	—		
Actuarial remeasurement:				
Experience loss (gain) arising on plan liabilities	**6**	(86)	**3**	3
Actuarial gain arising from changes in demographic assumptions	**—**	—	**—**	—
Actuarial gain arising from changes in financial assumptions	**411**	(2 229)	**29**	(167)
Benefit obligation at end of year	**6 607**	6 155	**559**	519
Change in plan assets				
Fair value of plan assets at beginning of year	**6 471**	7 701	**—**	—
Employer contributions	**(27)**	61	**—**	—
Plan participants' contributions	**17**	17	**—**	—
Benefits paid	**(327)**	(347)	**—**	—
Assets disposed (note 16)	**(153)**	—	**—**	—
Foreign exchange	**1**	(4)	**—**	—
Settlements	**9**	10	**—**	—
Administrative costs	**(6)**	(2)	**—**	—
Income on plan assets	**320**	225	**—**	—
Actuarial remeasurement:				
Return on plan assets greater/(less) than discount rate	**433**	(1 190)	**—**	—
Fair value of plan assets at end of year	**6 738**	6 471	**—**	—
Change in Irrecoverable Surplus				
Irrecoverable surplus at beginning of year	**187**	—	**—**	—
Interest on irrecoverable surplus	**10**	—	**—**	—
Change in irrecoverable surplus during the year	**(197)**	187	**—**	—
Irrecoverable surplus at end of year	**—**	187	**—**	—
Net surplus / (unfunded obligation) at end of year	**131**	129	**(559)**	(519)

The defined benefit asset (liability) is included as follows in the Consolidated Balance Sheet:

($ millions)	December 31 2023	December 31 2022
Amounts charged to		
Other assets (note 19)	207	212
Accounts payable and accrued liabilities	(37)	(38)
Other long-term liabilities (note 22)	(598)	(564)
	(428)	(390)

The Government of Alberta issued an amendment to the Employment Pension Plans Regulation to provide additional forms of funding relief to administrators of Alberta-registered pension plans. The company was approved for funding relief starting in late 2020 for both the defined benefit plan and the defined contribution plan based on funding levels in the defined benefit plan. In 2022, upon filing the new actuarial funding valuations, the company entered into another contribution holiday for the defined benefit plans. In 2023, the company again entered into another contribution holiday for both the defined benefit plans and defined contribution plans, with the company anticipating to fully resume cash contributions in late 2025.

Of the total net obligations as at December 31, 2023, 91% relates to Canadian pension plans and other post-retirement benefits obligation (December 31, 2022 – 96%). The weighted average duration of the defined benefit obligation under the Canadian pension plans and other post-retirement plans is 15.7 years (2022 – 16.4 years).

($ millions)	Pension Benefits 2023	Pension Benefits 2022	Other Post-Retirement Benefits 2023	Other Post-Retirement Benefits 2022
Analysis of amount charged to earnings:				
Current service costs	165	263	12	19
Interest (income) costs	(15)	21	26	20
Defined benefit plans expense	150	284	38	39
Defined contribution plans expense	56	95	—	—
Total benefit plans expense charged to earnings	206	379	38	39

Components of defined benefit costs recognized in Other Comprehensive Income:

($ millions)	Pension Benefits 2023	Pension Benefits 2022	Other Post-Retirement Benefits 2023	Other Post-Retirement Benefits 2022
Actuarial loss (gain) arising from changes in experience	6	(86)	3	3
Actuarial loss (gain) arising from changes in financial assumptions	411	(2 229)	29	(167)
Actuarial gain arising from changes in demographic assumptions	—	—	—	—
Benefit Obligation loss (gain)	417	(2 315)	32	(164)
Return on plan assets (greater)/less than discount rate (excluding amounts included in net interest expense)	(433)	1 190	—	—
OCI disposed through divestiture	11	—	—	—
Effect of the asset ceiling	(197)	187	—	—
Plan assets (gain)/loss	(619)	1 377	—	—
Actuarial (gain) loss recognized in other comprehensive income	(202)	(938)	32	(164)

Actuarial Assumptions

The cost of the defined benefit pension plans and other post-retirement benefits received by employees is actuarially determined using the projected unit credit method of valuation that includes employee service to date and present pay levels, as well as the projection of salaries and service to retirement.

The significant weighted average actuarial assumptions were as follows:

(%)	Pension Benefits December 31 2023	Pension Benefits December 31 2022	Other Post-Retirement Benefits December 31 2023	Other Post-Retirement Benefits December 31 2022
Discount rate	4.60	5.10	4.60	5.10
Rate of compensation increase	3.00	3.00	3.00	3.00

The discount rate assumption is based on the interest rate on high-quality bonds with maturity terms equivalent to the benefit obligations.

The defined benefit obligation reflects the best estimate of the mortality of plan participants both during and after their employment. The mortality assumption is based on a standard mortality table adjusted for actual experience over the past five years.

In order to measure the expected cost of other post-retirement benefits, it was assumed that the health care costs would increase annually by 5%.

Assumed discount rates and health care cost trend rates may have a significant effect on the amounts reported for pensions and other post-retirement benefits obligations for the company's Canadian plans. A change in these assumptions would have the following effects:

($ millions)	Pension Benefits Increase	Pension Benefits Decrease
1% change in discount rate		
Effect on the aggregate service and interest costs	(17)	20
Effect on the benefit obligations	(767)	963

($ millions)	Other Post-Retirement Benefits Increase	Other Post-Retirement Benefits Decrease
1% change in discount rate		
Effect on the benefit obligations	(58)	70
1% change in health care cost		
Effect on the aggregate service and interest costs	1	(1)
Effect on the benefit obligations	22	(19)

Plan Assets and Investment Objectives

The company's long-term investment objective is to secure the defined pension benefits while managing the variability and level of its contributions. The portfolio is rebalanced periodically, as required, to the plans' target asset allocation as prescribed in the Statement of Investment Policies and Procedures approved by the Board of Directors. Plan assets are restricted to those permitted by legislation, where applicable. Investments are made through pooled, mutual, segregated or exchange traded funds.

The company's weighted average pension plan asset allocations, based on market values as at December 31, are as follows:

(%)	2023	2022
Equities	53	52
Fixed income	22	27
Plan assets, comprised of:		
– Real Estate	25	21
Total	100	100

Equity securities do not include any direct investments in Suncor shares. The fair value of equity and fixed income securities is based on the trading price of the underlying fund. The fair value of real estate investments is based on independent third-party appraisals.

24. Provisions

($ millions)	Decommissioning and Restoration[1]	Royalties	Other[2]	Total
At December 31, 2021	8 792	222	541	9 555
Liabilities incurred	114	89	3	206
Change in discount rate	(2 456)	—	—	(2 456)
Changes in estimates	3 596	(4)	69	3 661
Liabilities settled	(314)	(125)	(332)	(771)
Accretion	316	—	—	316
Asset disposals	62	—	—	62
Reclassified to assets held for sale (note 33)	(226)	—	—	(226)
Foreign exchange	17	—	—	17
At December 31, 2022	9 901	182	281	10 364
Less: current portion	(337)	(182)	(45)	(564)
	9 564	—	236	9 800
At December 31, 2022	9 901	182	281	10 364
Liabilities incurred	**212**	**134**	**327**	**673**
Acquisitions (note 16)[3]	**1 242**	**—**	**—**	**1 242**
Change in discount rate	**515**	**—**	**—**	**515**
Changes in estimates	**688**	**—**	**(123)**	**565**
Liabilities settled	**(390)**	**(26)**	**(113)**	**(529)**
Accretion	**532**	**—**	**—**	**532**
Asset disposals	**(17)**	**—**	**—**	**(17)**
Divestments (note 16)[3]	**(757)**	**—**	**—**	**(757)**
Foreign exchange	**5**	**—**	**—**	**5**
At December 31, 2023	**11 931**	**290**	**372**	**12 593**
Less: current portion	**(430)**	**(290)**	**(263)**	**(983)**
	11 501	**—**	**109**	**11 610**

(1)   Represents decommissioning and restoration provisions associated with the retirement of Property, Plant and Equipment and Exploration and Evaluation assets. The total undiscounted and uninflated amount of estimated future cash flows required to settle the obligations at December 31, 2023 was approximately $23.5 billion (December 31, 2022 – $22.4 billion). A weighted average credit-adjusted risk-free interest rate of 5.20% was used to discount the provision recognized at December 31, 2023 (December 31, 2022 – 5.50%). The credit-adjusted risk-free interest rate used reflects the expected time frame of the provisions. Payments to settle the decommissioning and restoration provisions occur on an ongoing basis and will continue over the lives of the operating assets, which can exceed 50 years.

(2)   During 2023, liabilities incurred include a restructuring provision for $275 million, changes in estimates include a $117 million provision reversal related to the company's arrangement involving a third-party by product processor, and liabilities settled include restructuring related payments of $113 million. As at December 31, 2023, other provisions include a restructuring provision and other legal, insurance, and environmental provisions.

(3)   In connection with both the Teck acquisition (note 16) and the TotalEnergies Canada acquisition (note16), Suncor was deemed to have divested of its pre-existing interest in Fort Hills, presented as divestments, and re-acquired it at fair value. As such, acquisitions include 100% of the fair value of the decommissioning and restoration provision related to the TotalEnergies Canada acquisition, including the reevaluations of the existing working interest and the remaining capacity on a regional pipeline.

Sensitivities

Changes to the discount rate would have the following impact on Decommissioning and Restoration liabilities:

As at December 31	2023	2022
1% Increase	**(1 799)**	(1 594)
1% Decrease	**2 390**	2 131

25. Share Capital

Authorized

Common Shares

The company is authorized to issue an unlimited number of common shares without nominal or par value.

Preferred Shares

The company is authorized to issue an unlimited number of senior and junior preferred shares in series, without nominal or par value.

Normal Course Issuer Bid

During the first quarter of 2023, the TSX accepted a notice filed by Suncor to renew its normal course issuer bid (NCIB) to purchase the company's common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provides that, beginning February 17, 2023, and ending February 16, 2024, Suncor may purchase for cancellation up to 132,900,000 common shares, which is equal to approximately 10% of Suncor's public float (as defined in the TSX Company Manual) as of February 3, 2023. On February 3, 2023, Suncor had 1,330,006,760 common shares issued and outstanding.

For the twelve months ended December 31, 2023, the company repurchased 8.3 million common shares under the previous 2022 NCIB and 43.7 million common shares under the 2023 renewed NCIB at an average price of $42.96 per share, for a total repurchase cost of $2.2 billion.

Subsequent to the fourth quarter of 2023, the TSX accepted a notice filed by Suncor to renew its NCIB to purchase the company's common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provides that, beginning February 26, 2024, and ending February 25, 2025, Suncor may purchase for cancellation up to 128,700,000 common shares, which is equal to approximately 10% of Suncor's public float as of February 12, 2024. On February 12, 2024, Suncor had 1,287,461,183 common shares issued and outstanding.

During the first quarter of 2022, the TSX accepted a notice filed by Suncor to renew its previous NCIB to purchase the company's common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provided that, beginning February 8, 2022, and ending February 7, 2023, Suncor may purchase for cancellation up to 71,650,000 common shares, which is equal to approximately 5% of Suncor's issued and outstanding common shares as at the date hereof.

Suncor received approval from the TSX to amend its previous NCIB effective as of the close of markets on May 11, 2022, to increase the maximum number of common shares that may be repurchased in the period beginning February 8, 2022, and ending February 7, 2023, from 71,650,000 common shares, or approximately 5% of Suncor's issued and outstanding common shares as at January 31, 2022, to 143,500,000, or approximately 10% of Suncor's public float as at January 31, 2022. No other terms of the NCIB were amended.

For the twelve months ended December 31, 2022, the company repurchased 7.1 million common shares under the previous 2021 NCIB and 109.8 million under the previous 2022 NCIB at an average price of $43.92 per share, for a total repurchase cost of $5.1 billion.

The following table summarizes the share repurchase activities during the period:

($ millions, except as noted)	2023	2022
Share repurchase activities (thousands of common shares)		
Shares repurchased	51 982	116 908
Amounts charged to		
Share capital	871	1 947
Retained earnings	1 362	3 188
Share repurchase cost	2 233	5 135
Average repurchase cost per share	42.96	43.92

Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:

($ millions)	December 31 2023	December 31 2022
Amounts charged to		
Share capital	60	136
Retained earnings	90	214
Liability for share purchase commitment	150	350

26. Share-Based Compensation

Share-Based Compensation Expense

Included in the Consolidated Statements of Comprehensive Income within Operating, Selling and General expense are the following share-based compensation amounts:

($ millions)	2023	2022
Equity-settled plans	16	17
Cash-settled plans	413	484
Total share-based compensation expense	429	501

Liability Recognized for Share-Based Compensation

Included in the Consolidated Balance Sheets within accounts payable and accrued liabilities and other long-term liabilities are the following fair value amounts for the company's cash-settled plans:

($ millions)	December 31 2023	December 31 2022
Current liability	549	326
Long-term liability (note 22)	339	469
Total Liability	888	795

The intrinsic value of the vested awards at December 31, 2023 was $630 million (December 31, 2022 – $415 million).

Stock Option Plans

Suncor grants stock option awards as a form of retention and incentive compensation.

Stock options granted by the company provide the holder with the right to purchase common shares at the market price on the grant date, subject to fulfilling vesting terms. Options granted have a seven-year life, vest annually over a three-year period and are accounted for as equity-settled awards.

The weighted average fair value of options granted during the period and the weighted average assumptions used in their determination are noted below:

	2023	2022
Annual dividend per share (dollars)	2.11	1.88
Risk-free interest rate	3.66%	1.73%
Expected life	4.5 years	5 years
Expected volatility	45%	42%
Weighted average fair value per option (dollars)	12.70	9.27

The expected life is based on historical stock option exercise data and current expectations. The expected volatility considers the historical volatility in the price of Suncor's common shares over a period similar to the life of the options, and is indicative of future trends.

The following table presents a summary of the activity related to Suncor's stock option plans:

	2023		2022	
	Number (thousands)	Weighted Average Exercise Price ($)	Number (thousands)	Weighted Average Exercise Price ($)
Outstanding, beginning of year	21 068	38.55	37 090	38.39
Granted	1 610	44.56	2 191	37.22
Exercised as options for common shares	(4 611)	37.11	(13 158)	37.69
Forfeited/expired	(1 031)	41.77	(5 055)	38.99
Outstanding, end of year	17 036	39.32	21 068	38.55
Exercisable, end of year	14 300	39.61	16 407	40.19

For the options outstanding at December 31, 2023, the exercise price ranges and weighted average remaining contractual lives are shown below:

	Outstanding			Exercisable	
Exercise Prices ($)	Number (thousands)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price ($)	Number (thousands)	Weighted Average Exercise Price ($)
22.63-24.99	1 980	3	22.65	1 422	22.66
25.00-29.99	4	4	28.86	1	27.21
30.00-34.99	19	4	31.26	16	31.09
35.00-39.99	5 414	3	38.35	4 429	38.59
40.00-44.99	8 239	1	42.83	8 117	42.83
45.00-49.99	1 291	5	45.76	231	46.26
50.00-54.27	89	2	52.79	84	52.84
Total	17 036	3	39.32	14 300	39.61

Common shares authorized for issuance by the Board of Directors that remain available for the granting of future options:

(thousands)	2023	2022
	27 322	27 901

Share Unit Plans

Suncor grants share units as a form of retention and incentive compensation. Share unit plans are accounted for as cash-settled awards.

(a) Performance Share Units (PSUs)

A PSU is a time-vested award entitling employees to receive varying degrees of cash (0% – 200% of the company's share price at time of vesting) contingent upon Suncor's total shareholder return (stock price appreciation and dividend income) relative to a peer group of companies. PSUs vest approximately three years after the grant date.

(b) Restricted Share Units (RSUs)

A RSU is a time-vested award entitling employees to receive cash calculated based on an average of the company's share price leading up to vesting. RSUs vest approximately three years after the grant date.

In 2022, Syncrude's Long Term Incentive Plans (LTIP) of approximately $123 million were converted into Suncor RSUs at a conversion price of $30.93.

(c) Deferred Share Units (DSUs)

A DSU is redeemable for cash or a common share for a period of time after a unitholder ceases employment or Board membership. The DSU Plan is limited to executives and members of the Board of Directors. Members of the Board of Directors receive an annual grant of DSUs as part of their compensation and may elect to receive their fees in cash only or in increments of 50% or 100% allocated to DSUs. Executives may elect to receive their annual incentive bonus in cash only or in increments of 25%, 50%, 75% or 100% allocated to DSUs.

The following table presents a summary of the activity related to Suncor's share unit plans:

(thousands)	PSU	RSU	DSU
Outstanding, December 31, 2021	2 766	21 437	1 382
Granted	947	13 235	187
Redeemed for cash	(794)	(4 533)	(238)
Forfeited/expired	(710)	(1 877)	—
Outstanding, December 31, 2022	2 209	28 262	1 331
Granted	**814**	**9 006**	**299**
Redeemed for cash	**(436)**	**(7 582)**	**(461)**
Forfeited/expired	**(273)**	**(3 156)**	**—**
Outstanding, December 31, 2023	**2 314**	**26 530**	**1 169**

Stock Appreciation Rights (SARs)

A SAR entitles the holder to receive a cash payment equal to the difference between the stated exercise price and the market price of the company's common shares on the date the SAR is exercised, and is accounted for as a cash-settled award.

SARs have a seven-year life and vest annually over a three-year period.

	2023		2022	
	Number (thousands)	**Weighted Average Exercise Price ($)**	Number (thousands)	Weighted Average Exercise Price ($)
Outstanding, beginning of year	**287**	**39.95**	463	39.06
Granted	**20**	**42.96**	10	36.76
Exercised	**(128)**	**38.17**	(121)	37.18
Forfeited/expired	**(3)**	**45.57**	(65)	38.25
Outstanding, end of year	**176**	**41.48**	287	39.95
Exercisable, end of year	**156**	**41.48**	242	40.82

27. Financial Instruments and Risk Management

The company's financial instruments consist of cash and cash equivalents, accounts receivable, derivative contracts, substantially all accounts payable and accrued liabilities, debt, and certain portions of other assets and other long-term liabilities.

Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable, short-term debt, and accounts payable and accrued liabilities approximate their carrying values due to the short-term maturities of those instruments.

The company's long-term debt and long-term financial liabilities are recorded at amortized cost using the effective interest method. At December 31, 2023, the carrying value of fixed-term debt accounted for under amortized cost was $11.1 billion (December 31, 2022 – $9.8 billion) and the fair value at December 31, 2023 was $11.1 billion (December 31, 2022 – $9.4 billion). The increase in carrying value and fair value of debt is mainly due to the issuance of $1.5 billion in aggregate principal of senior unsecured notes. The estimated fair value of long-term debt is based on pricing sourced from market data, which is considered a Level 2 fair value input.

Suncor entered into a partnership with Fort McKay First Nation (FMFN) and Mikisew Cree First Nation (MCFN) in 2018 where FMFN and MCFN acquired a combined 49% partnership interest in the East Tank Farm Development. The partnership liability is recorded at amortized cost using the effective interest method. At December 31, 2023, the carrying value of the Partnership liability accounted for under amortized cost was $413 million (December 31, 2022 – $427 million).

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.

The changes in the fair value of non-designated derivatives are as follows:

($ millions)	2023	2022
Fair value outstanding, beginning of year	(65)	(98)
Changes in fair value recognized in earnings during the year (note 7)	25	(187)
Cash settlements – paid (received) during the year	20	220
Fair value outstanding, end of year	(20)	(65)

(b) Fair Value Hierarchy

To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

• Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

• Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs, or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes, and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

• Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at December 31, 2023, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the company's derivative financial instrument assets and liabilities measured at fair value for each hierarchy level as at December 31, 2023 and 2022.

($ millions)	Level 1	Level 2	Level 3	Total Fair Value
Accounts receivable	36	107	—	143
Accounts payable	(85)	(123)	—	(208)
Balance at December 31, 2022	(49)	(16)	—	(65)
Accounts receivable	41	24	—	65
Accounts payable	(51)	(34)	—	(85)
Balance at December 31, 2023	(10)	(10)	—	(20)

During the year ended December 31, 2023, there were no transfers between Level 1 and Level 2 fair value measurements.

Offsetting Financial Assets and Liabilities

The company enters into arrangements that allow for offsetting of derivative financial instruments and accounts receivable (payable), which are presented on a net basis on the balance sheet, as shown in the table below as at December 31, 2023 and 2022.

Financial Assets

($ millions)	Gross Assets	Gross Liabilities Offset	Net Amounts Presented
Fair value of derivative assets	4 305	(4 162)	143
Accounts receivable	10 349	(8 633)	1 716
Balance at December 31, 2022	14 654	(12 795)	1 859
Fair value of derivative assets	7 098	(7 033)	65
Accounts receivable	9 971	(6 897)	3 074
Balance at December 31, 2023	17 069	(13 930)	3 139

Financial Liabilities

($ millions)	Gross Liabilities	Gross Assets Offset	Net Amounts Presented
Fair value of derivative liabilities	(4 370)	4 162	(208)
Accounts payable	(10 036)	8 633	(1 403)
Balance at December 31, 2022	(14 406)	12 795	(1 611)
Fair value of derivative liabilities	(7 118)	7 033	(85)
Accounts payable	(8 966)	6 897	(2 069)
Balance at December 31, 2023	(16 084)	13 930	(2 154)

Risk Management

The company is exposed to a number of different risks arising from financial instruments. These risk factors include market risks, comprising commodity price risk, foreign currency risk and interest rate risk, as well as liquidity risk and credit risk.

The company maintains a formal governance process to manage its financial risks. The company's Commodity Risk Management Committee (CRMC) is charged with the oversight of the company's trading and credit risk management activities. These activities are intended to manage risk associated with open price exposure of specific volumes in transit or storage, enhance the company's operations, and enhance profitability through informed market calls, market diversification, economies of scale, improved transportation access, and leverage of assets, both physical and contractual. The CRMC, acting under the authority of the company's Board of Directors, meets regularly to monitor limits on risk exposures, review policy compliance and validate risk-related methodologies and procedures.

1) Market Risk

Market risk is the risk or uncertainty arising from market price movements and their impact on the future performance of the business. The market price movements that could adversely affect the value of the company's financial assets, liabilities and expected future cash flows include commodity price risk, foreign currency exchange risk and interest rate risk.

(a) Commodity Price Risk

Suncor's financial performance is closely linked to crude oil and refined product prices (including pricing differentials for various product types) and, to a lesser extent, natural gas and electricity prices. The company may reduce its exposure to commodity price risk through a number of strategies. These strategies include entering into derivative contracts to limit exposure to changes in crude oil and refined product prices during transportation and natural gas prices.

An increase or decrease of US$10/bbl of crude oil as at December 31, 2023, would increase or decrease pre-tax earnings for the company's outstanding derivative financial instruments by approximately $45 million (2022 – $70 million increase or decrease).

(b) Foreign Currency Exchange Risk

The company is exposed to foreign currency exchange risk on revenues, capital expenditures or financial instruments that are denominated in a currency other than the company's functional currency (Canadian dollars). As crude oil is priced in U.S. dollars, fluctuations in US$/Cdn$ exchange rates may have a significant impact on revenues. This exposure is partially offset through the issuance of U.S. dollar denominated debt. A 1% strengthening in the Cdn$ relative to the US$ as at December 31, 2023, would decrease pre-tax earnings related to the company's U.S. dollar denominated long-term debt, commercial paper and working capital by approximately $31 million (2022 – $100 million increase).

(c) Interest Rate Risk

The company is exposed to interest rate risk as changes in interest rates may affect future cash flows and the fair values of its financial instruments. The primary exposure is related to its revolving-term debt of commercial paper and future debt issuances.

To manage the company's exposure to interest rate volatility, the company may periodically enter into interest rate swap contracts to fix the interest rate of future debt issuances. As at December 31, 2023, the company had no outstanding forward interest rate swaps. The simple average interest rate on total debt, including lease liabilities, for the year ended December 31, 2023 was 6.3% (2022 – 5.8%).

The company's net earnings are sensitive to changes in interest rates on the floating rate portion of the company's debt, which are offset by cash balances. To the extent interest expense is not capitalized, if interest rates applicable to floating rate instruments increased by 1%, it is estimated that the company's pre-tax earnings would increase by approximately $12 million primarily due to a lower short-term debt balance (2022 – approximately $8 million decrease). This assumes that the amount and mix of fixed and floating rate debt remains unchanged from December 31, 2023. The proportion of floating interest rate exposure at December 31, 2023 was 3.2% of total debt outstanding (2022 – 18.0%).

2) Liquidity Risk

Liquidity risk is the risk that Suncor will not be able to meet its financial obligations when due. The company mitigates this risk by forecasting spending requirements as well as cash flow from operating activities, and maintaining sufficient cash, credit facilities, and debt shelf prospectuses to meet these requirements. Suncor's cash and cash equivalents and total credit facilities at December 31, 2023 were $1.7 billion and $7.0 billion, respectively. Of Suncor's $7.0 billion in total credit facilities, $5.5 billion were unutilized at December 31, 2023. In addition, Suncor has unused capacity under the Board of Directors authority of US$5.0 billion to issue debt. The ability of the company to raise additional capital utilizing these shelf prospectuses is dependent on market conditions. The company believes it has sufficient funding through the use of these facilities and access to capital markets to meet its future capital requirements.

Surplus cash is invested into a range of short-dated money market securities. Investments are only permitted in high credit quality government or corporate securities. Diversification of these investments is managed through counterparty credit limits.

The following table shows the timing of cash outflows related to trade and other payables and debt.

	December 31, 2022			
($ millions)	Trade and Other Payables[1]	Gross Derivative Liabilities[2]	Debt[3]	Lease Liabilities
Within one year	7 959	3 824	3 375	477
2 to 3 years	39	546	1 066	807
4 to 5 years	39	—	1 541	652
Over 5 years	—	—	16 317	3 047
	8 037	4 370	22 299	4 983

($ millions)	Trade and Other Payables[1]	Gross Derivative Liabilities[2]	Debt[3]	Lease Liabilities
		December 31, 2023		
Within one year	7 646	6 586	1 132	561
2 to 3 years	53	532	3 184	991
4 to 5 years	1	—	1 425	846
Over 5 years	—	—	14 175	4 038
	7 700	7 118	19 916	6 436

(1) Trade and other payables exclude net derivative liabilities of $85 million (2022 – $208 million).

(2) Gross derivative liabilities of $7.118 billion (2022 – $4.370 billion) are offset by gross derivative assets of $7.033 billion (2022 – $4.162 billion), resulting in a net amount of $85 million (2022 – $208 million).

(3) Debt includes short-term debt, long-term debt and interest payments on fixed-term debt.

3) Credit Risk

Credit risk is the risk that a customer or counterparty will fail to perform an obligation or fail to pay amounts due, causing a financial loss. The company's credit policy is designed to ensure there is a standard credit practice throughout the company to measure and monitor credit risk. The policy outlines delegation of authority, the due diligence process required to approve a new customer or counterparty and the maximum amount of credit exposure per single entity. Before transactions begin with a new customer or counterparty, its creditworthiness is assessed, and a credit rating and a maximum credit limit are assigned. The assessment process is outlined in the credit policy and considers both quantitative and qualitative factors. The company constantly monitors the exposure to any single customer or counterparty along with the financial position of the customer or counterparty. If it is deemed that a customer or counterparty has become materially weaker, the company will work to reduce the credit exposure and lower the assigned credit limit. Regular reports are generated to monitor credit risk and the Credit Committee meets quarterly to ensure compliance with the credit policy and review the exposures.

A substantial portion of the company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk. At December 31, 2023, substantially all of the company's trade receivables were current.

The company may be exposed to certain losses in the event that counterparties to derivative financial instruments are unable to meet the terms of the contracts. The company's exposure is limited to those counterparties holding derivative contracts owing to the company at the reporting date. At December 31, 2023, the company's net exposure was $65 million (December 31, 2022 – $143 million).

28. Capital Structure Financial Policies

The company's primary capital management strategy is to maintain a conservative balance sheet, which supports a solid investment grade credit rating profile. This objective affords the company the financial flexibility and access to the capital it requires to execute on its growth objectives.

The company's capital is primarily monitored by reviewing the ratios of net debt to adjusted funds from operations[2] and total debt to total debt plus shareholders' equity.

Net debt to adjusted funds from operations[2] is calculated as short-term debt plus total long-term debt less cash and cash equivalents, divided by adjusted funds from operations for the year then ended.

Total debt to total debt plus shareholders' equity is calculated as short-term debt plus total long-term debt divided by short-term debt plus total long-term debt plus shareholders' equity. This financial covenant under the company's various banking and debt agreements shall not be greater than 65%.

The company's financial covenant is reviewed regularly, and controls are in place to maintain compliance with the covenant. The company complied with financial covenants for the years ended December 31, 2023 and 2022. The company's financial measures, as set out in the following schedule, were unchanged from 2022. The company believes that achieving its capital target helps to provide the company with access to capital at a reasonable cost by maintaining solid investment grade credit ratings. Total debt to total debt plus shareholders' equity was 26.3% at December 31, 2023 and decreased slightly due to higher shareholders' equity as a result of a decrease in the repurchase of common shares for cancellation. The company operates in a fluctuating business environment and ratios may periodically fall outside of management's targets. The company addresses these fluctuations by capital expenditure reductions and sales of non-core assets to ensure net debt achieves management's targets.

($ millions)	Capital Measure Target	December 31 2023	December 31 2022
Components of ratios			
Short-term debt		494	2 807
Current portion of long-term debt		—	—
Current portion of long-term lease liabilities		348	317
Long-term debt		11 087	9 800
Long-term lease liabilities		3 478	2 695
Total debt[1]		15 407	15 619
Less: Cash and cash equivalents		1 729	1 980
Net debt[1]		13 678	13 639
Shareholders' equity		43 279	39 367
Total capitalization (total debt plus shareholders' equity)		58 686	54 986
Adjusted funds from operations[2]		13 325	18 101
Net debt to adjusted funds from operations	<3.0 times	1.0	0.8
Total debt to total debt plus shareholders' equity	20% – 35%	26.3%	28.4%

(1) Total debt and net debt are non-GAAP financial measures.

(2) Adjusted funds from operations is calculated as cash flow from operating activities before changes in non-cash working capital, and is a non-GAAP financial measure.

29. Joint Arrangements

Joint Operations

The company's material joint operations as at December 31 are set out below:

Material Joint Operations	Principal Activity	Country of Incorporation and Principal Place of Business	Ownership % 2023	Ownership % 2022
Oil Sands				
Operated by Suncor:				
Fort Hills Energy Limited Partnership[1]	Oil sands development	Canada	**100.00**	54.11
Syncrude	Oil sands development	Canada	**58.74**	58.74
Exploration and Production				
Operated by Suncor:				
Terra Nova	Oil and gas production	Canada	**48.00**	48.00
Non-operated:				
Buzzard[2]	Oil and gas production	United Kingdom	**—**	29.89
Hibernia and the Hibernia South Extension Unit	Oil and gas production	Canada	**19.48-20.00**	19.48-20.00
Hebron	Oil and gas production	Canada	**21.03**	21.03
Harouge Oil Operations	Oil and gas production	Libya	**49.00**	49.00
North Sea Rosebank Project[2]	Oil and gas production	United Kingdom	**—**	40.00
White Rose and the White Rose Extensions	Oil and gas production	Canada	**38.625-40.00**	38.625-40.00

(1) In the first quarter of 2023, Suncor acquired an additional 14.65% working interest in Fort Hills, bringing the company's and its affiliate's total aggregate working interest to 68.76%. In the fourth quarter of 2023, Suncor acquired the remaining 31.23% working interest in Fort Hills, making Suncor the sole owner of Fort Hills.

(2) In the second quarter of 2023, Suncor completed the sale of its U.K. operations, including its interests in Buzzard and Rosebank.

Joint Ventures and Associates

The company does not have any joint ventures or associates that are considered individually material. Summarized aggregate financial information of the joint ventures and associates, which are all included in the company's Refining and Marketing operations, are shown below:

($ millions)	Joint ventures		Associates	
	2023	2022[1]	**2023**	2022[1]
Net earnings (loss)	**27**	1	**(1)**	(1)
Total comprehensive earnings (loss)	**27**	1	**(1)**	(1)
Carrying amount as at December 31	**149**	105	**60**	63

(1) Prior period amounts have been restated to align with current period presentation of the financial information of the joint ventures and associates.

30. Subsidiaries

Material subsidiaries, either directly or indirectly, by the company as at December 31, 2023 are shown below:

Material Subsidiaries	Principal Activity
Canadian Operations	
Suncor Energy Oil Sands Limited Partnership	This partnership holds most of the company's Oil Sands operations assets.
Suncor Energy Ventures Corporation	A subsidiary which indirectly owns a 36.74% ownership in the Syncrude joint operation.
Suncor Energy Ventures Partnership	A subsidiary which owns a 22% ownership in the Syncrude joint operation.
Suncor Energy Products Partnership	This partnership holds substantially all of the company's Canadian refining and marketing assets.
Suncor Energy Marketing Inc.	This subsidiary markets production from the upstream Canadian businesses. It also administers Suncor's energy trading activities and power business, markets certain third-party products, procures crude oil feedstock and natural gas for its downstream business, and procures and markets natural gas liquids (NGLs) and liquefied petroleum gas (LPG) for its downstream business.
U.S. Operations	
Suncor Energy (U.S.A.) Marketing Inc.	A subsidiary that procures, markets and trades crude oil, in addition to procuring crude oil feedstock for the company's refining operations.
Suncor Energy (U.S.A.) Inc.	A subsidiary through which the company's U.S. refining and marketing operations are conducted.

The table does not include wholly owned subsidiaries that are immediate holding companies of the operating subsidiaries. For certain foreign operations of the company, there are restrictions on the sale or transfer of production licences, which would require approval of the applicable foreign government.

31. Related Party Disclosures

Related Party Transactions

The company enters into transactions with related parties in the normal course of business, which includes purchases of feedstock, distribution of refined products, and the sale of refined products and byproducts. These transactions are with joint ventures and associated entities in the company's Refining and Marketing operations, including pipeline, refined product and petrochemical companies. A summary of the significant related party transactions as at and for the years ended December 31, 2023 and 2022 are as follows:

($ millions)	2023	2022
Sales[1]	1 356	1 616
Purchases	139	265
Accounts receivable	108	135
Accounts payable and accrued liabilities	3	69

(1) Includes sales to Petroles Cadeko Inc. of $585 million (2022 – $645 million) and Parachem Chemicals Inc. of $400 million (2022 – $487 million).

Compensation of Key Management Personnel

Compensation of the company's Board of Directors and members of the Executive Leadership Team for the years ended December 31 is as follows:

($ millions)	2023	2022
Salaries and other short-term benefits	10	20
Pension and other post-retirement benefits	3	4
Share based compensation	46	73
	59	97

32. Commitments, Contingencies and Guarantees

(a) Commitments

Future payments under the company's commitments, including service arrangements for pipeline transportation agreements and for other property and equipment, are as follows:

($ millions)	2024	2025	2026	2027	2028	Thereafter	Total
			Payment Due by Period				
Commitments							
Product transportation and storage	1 652	1 625	1 438	1 420	1 400	12 559	20 094
Energy services	112	111	130	71	30	48	502
Exploration work commitments	—	53	1	—	—	475	529
Other	435	181	120	70	30	170	1 006
	2 199	1 970	1 689	1 561	1 460	13 252	22 131

In addition to the commitments in the above table, the company has other obligations for goods and services and raw materials entered into in the normal course of business, which may terminate on short notice. Such obligations include commodity purchase obligations which are transacted at market prices.

(b) Contingencies

Legal and Environmental Contingent Liabilities and Assets

The company is defendant and plaintiff in a number of legal actions that arise in the normal course of business. The company believes that any liabilities or assets that might arise pertaining to such matters would not have a material effect on its consolidated financial position.

The company may also have environmental contingent liabilities, beyond decommissioning and restoration liabilities (recognized in note 24), which are reviewed individually and are reflected in the company's consolidated financial statements if material and more likely than not to be incurred. These contingent environmental liabilities primarily relate to the mitigation of

contamination at sites where the company has had operations. For any unrecognized environmental contingencies, the company believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial position.

Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and to be funded from the company's cash flow from operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, the impact is not expected to be material.

Contingent assets are only disclosed when the inflow of economic benefits is probable. When the economic benefit becomes virtually certain, the asset is no longer contingent and is recognized in the consolidated financial statements.

(c) Guarantees

At December 31, 2023, the company has provided loan guarantees to certain retail licensees and wholesale marketers. Suncor's maximum potential amount payable under these loan guarantees is $125 million.

The company has also agreed to indemnify holders of all notes and debentures and the company's credit facility lenders (see note 21) for added costs relating to withholding taxes. Similar indemnity terms apply to certain facility and equipment leases. There is no limit to the maximum amount payable under these indemnification agreements. The company is unable to determine the maximum potential amount payable as government regulations and legislation are subject to change without notice. Under these agreements, the company has the option to redeem or terminate these contracts if additional costs are incurred.

The company also has guaranteed its working-interest share of certain joint operation undertakings related to transportation services agreements entered into with third parties. The guaranteed amount is limited to the company's share in the joint arrangement. As at December 31, 2023, the probability is remote that these guarantee commitments will impact the company.

33. Assets Held for Sale

The company had the following assets and liabilities held for sale as at December 31, 2022, that were sold in 2023 (note 16):

($ millions)	U.K. Operations	Wind and Solar	Total
Assets			
Current assets	83	62	**145**
Property, plant and equipment, net and intangible assets	364	438	**802**
Exploration and evaluation	239	—	**239**
Total Assets	686	500	**1 186**
Liabilities			
Current liabilities	(241)	(32)	**(273)**
Other long-term liabilities and provisions	(217)	(40)	**(257)**
Total Liabilities	(458)	(72)	**(530)**
Net Assets	228	428	**656**

Suncor Energy Inc. Annual Report for the Fighting Against Forced Labour and Child Labour in Supply Chains Act (Canada)

Introduction

This report is filed by Suncor Energy Inc. ("Suncor") and outlines the steps Suncor has taken during 2023, its most recently completed financial year, to prevent and reduce the risk that forced labour or child labour is used at any step of the production of goods in Canada or elsewhere by Suncor or of goods imported into Canada by Suncor.

This report is also jointly filed on behalf of the following entities: Suncor Energy Oil Sands Limited Partnership, Suncor Energy Marketing Inc., Suncor Energy Logistics Corp., Suncor Energy Services Inc., Suncor Energy Products Partnership, Suncor Energy Oil Sands Inc., Petro-Canada Hibernia Partnership, Petro-Canada Hebron Partnership, Suncor Energy Ventures Partnership, Fort Hills Energy Limited Partnership, Suncor Energy Operating Inc., Thebacha Limited Partnership, Canadian Oil Sands Partnership, Northern Courier Pipelines Limited Partnership

Suncor's Structure, Activities and Supply Chains

Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor's operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company's Petro-Canada™ retail and wholesale distribution networks (including Canada's Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investments in power and renewable fuels. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor's common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Suncor has classified its operations into the following segments:

Oil Sands

Suncor's Oil Sands segment produces bitumen from mining and in situ operations in northern Alberta. Bitumen is either upgraded into SCO or blended with diluent for either refinery feedstock or direct sale to market. This segment includes the marketing, supply, transportation and risk management of crude oil, power, and byproducts. This segment of Suncor's business includes Oil Sands Base and In Situ operations, Fort Hills, and Syncrude.

Exploration and Production

Suncor's E&P segment consists of offshore operations off the east coast of Canada, and onshore assets in Libya and Syria. This segment includes an operated asset (Terra Nova) and several non-operated equity investments offshore in Canada, as well as working interests in production sharing agreements in both Libya and Syria. This segment also includes the marketing and risk management of crude oil and natural gas.

Refining and Marketing

Suncor's R&M segment consists of two primary operations: refining, supply and marketing operations, as well as the infrastructure supporting the marketing, supply and risk management of refined products, crude oil, natural gas, power and by-products. This segment also includes the trading of crude oil, refined products, natural gas and power.

Corporate and Eliminations

This segment includes activities not directly attributable to any other operating segment, including debt and borrowing costs, expenses not allocated to other operating segments, investments in certain clean technologies and intersegment revenues and expenses.

Supply Chains

Suncor's suppliers are located across Canada and in 24 countries worldwide. In 2023, approximately 91% of Suncor's supply chain spend was within Canada and 99% was within North America. Suncor spent approximately $16.8 billion with 6,173 suppliers in 2023. The majority of Suncor's purchased goods and services include: building and construction, plant management, industrial equipment, professional services, and mining equipment and services. In 2023, 75% of Suncor's spend was on services and 25% was on goods.

Supply Chain plays a big part in Suncor's continuing efforts to be a safe, cost-efficient, environmentally responsible and ethical energy producer and provider. We partner with suppliers who share our values and align with our strategic objectives. This means seeking opportunities to reduce environmental impacts, support the communities where we work and live, and collectively contribute to economic growth.

Policies, Due Diligence and Assessment of Effectiveness

Suncor's Human Rights Policy is available on Suncor's website (www.suncor.com).

Suncor's due diligence processes that relate to forced labour and child labour include:

- **Vendor Selection**: Potential vendors are assessed, including consideration of geographic location, human rights legislation and standard practices in those regions, and the nature of the work to be performed.

- **Supplier Code of Conduct**: Suncor's Supplier Code of Conduct highlights the values that are important to Suncor and is a guide to the standard of behaviour required of all suppliers, contractors, consultants and other third parties with whom Suncor does business. The Supplier Code of Conduct expressly prohibits the use of forced labour and child labour. Compliance with the Supplier Code of Conduct is a standard requirement for all Suncor supply chain contracts.

- **Vendor Technical Audits**: Suncor conducts numerous vendor technical audits every year which, in part, assess whether vendors have protections and processes in place to mitigate forced labour and child labour risks;

- **Risk Assessment**: Suncor conducts an annual human rights risk assessment, which includes an evaluation of the effectiveness of the controls Suncor has put in place to mitigate forced labour and child labour risks;

- **Monitoring**: Suncor reviews its global business activities on a quarterly basis to identify and assess activities in jurisdictions with elevated forced labour and child labour risks;

- **Policy and Regulatory Management System**: Suncor has a process for managing policy and regulatory issues that encompasses forced labour and child labour; and

- **Reporting Channels**: The Suncor Integrity Hotline is available to employees, suppliers, and the public to report matters of concern, including issues relating to forced labour and child labour.

Remediation Measures

Suncor did not identify any instances of forced labour or child labour in its supply chains during its previous financial year. Accordingly, no remediation measures were taken.

Training

All Suncor personnel are required to complete annual training on Suncor's Standards of Business Conduct Code, which is a guide to ethical decision making in support of Suncor's value to "Act with Integrity".

A targeted group of Suncor personnel have also taken a training program offered through IPIECA and the Sustainability School on labour rights in the oil & gas sector. This group of specialists includes representatives from Sustainability, Supply Chain and Legal Affairs.

Attestation

In accordance with the requirements of the Act, and in particular section 11 thereof, I, in my capacity as a director of Suncor, attest that I have reviewed the information contained in the report for the entities listed above. Based on my knowledge, and having exercised reasonable diligence, I attest that the information in the report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above.

Full name: Richard M. Kruger

Title: Director

Date: March 21, 2024



Signature:

(I have the authority to bind Suncor Energy Inc.)

Supplemental Financial and Operating Information
Quarterly Financial Summary

(unaudited)

($ millions, except per share amounts)	Quarter Ended Mar 31 2023	Jun 30 2023	Sep 30 2023	Dec 31 2023	Total Year 2023	Quarter Ended Mar 31 2022	Jun 30 2022	Sep 30 2022	Dec 31 2022	Total Year 2022
Gross revenues	**12 272**	**12 434**	**13 911**	**13 589**	**52 206**	14 469	17 815	15 869	14 754	62 907
Less: Royalties	**(358)**	**(715)**	**(1 262)**	**(779)**	**(3 114)**	(1 132)	(1 680)	(925)	(834)	(4 571)
Operating revenues, net of royalties(A)	**11 914**	**11 719**	**12 649**	**12 810**	**49 092**	13 337	16 135	14 944	13 920	58 336
Earnings (loss) before income taxes										
Oil Sands	**1 477**	**1 267**	**1 407**	**2 660**	**6 811**	2 309	2 892	(1 193)	1 625	5 633
Exploration and Production	**375**	**956**	**227**	**133**	**1 691**	645	1 361	637	578	3 221
Refining and Marketing	**993**	**518**	**1 274**	**598**	**3 383**	1 417	2 007	753	1 517	5 694
Corporate and Eliminations	**(131)**	**(390)**	**(774)**	**(1)**	**(1 296)**	(523)	(851)	(676)	(182)	(2 232)
Income tax expense	**(662)**	**(472)**	**(590)**	**(570)**	**(2 294)**	(899)	(1 413)	(130)	(797)	(3 239)
Net earnings (loss)	**2 052**	**1 879**	**1 544**	**2 820**	**8 295**	2 949	3 996	(609)	2 741	9 077
Adjusted operating earnings (loss)(B)(C)										
Oil Sands	**1 490**	**1 281**	**1 670**	**1 526**	**5 967**	2 256	2 872	2 195	1 719	9 042
Exploration and Production	**375**	**349**	**227**	**133**	**1 084**	645	716	555	578	2 494
Refining and Marketing	**998**	**494**	**1 277**	**598**	**3 367**	1 395	2 008	755	1 529	5 687
Corporate and Eliminations	**(430)**	**(359)**	**(518)**	**(42)**	**(1 349)**	(669)	(499)	47	(382)	(1 503)
Income tax expense included in adjusted operating earnings	**(624)**	**(512)**	**(676)**	**(580)**	**(2 392)**	(872)	(1 283)	(987)	(1 012)	(4 154)
Total	**1 809**	**1 253**	**1 980**	**1 635**	**6 677**	2 755	3 814	2 565	2 432	11 566
Adjusted funds from (used in) operations(B)										
Oil Sands	**2 588**	**2 557**	**2 929**	**2 651**	**10 725**	3 414	4 231	3 257	2 929	13 831
Exploration and Production	**491**	**521**	**372**	**228**	**1 612**	724	841	894	719	3 178
Refining and Marketing	**1 194**	**781**	**1 482**	**811**	**4 268**	1 597	2 127	1 174	1 663	6 561
Corporate and Eliminations	**(533)**	**(655)**	**(368)**	**10**	**(1 546)**	(665)	(402)	100	(273)	(1 240)
Current income tax (expense) recovery	**(738)**	**(549)**	**(781)**	**334**	**(1 734)**	(976)	(1 452)	(952)	(849)	(4 229)
Total	**3 002**	**2 655**	**3 634**	**4 034**	**13 325**	4 094	5 345	4 473	4 189	18 101
Change in non-cash working capital	**(1 963)**	**148**	**550**	**284**	**(981)**	(1 022)	(1 110)	(24)	(265)	(2 421)
Cash flow provided by operating activities	**1 039**	**2 803**	**4 184**	**4 318**	**12 344**	3 072	4 235	4 449	3 924	15 680
Per common share										
Net earnings (loss) – basic	**1.54**	**1.44**	**1.19**	**2.18**	**6.34**	2.06	2.84	(0.45)	2.03	6.54
Net earnings (loss) – diluted	**1.54**	**1.43**	**1.19**	**2.18**	**6.33**	2.06	2.83	(0.45)	2.03	6.53
Adjusted operating earnings(B)(C)	**1.36**	**0.96**	**1.52**	**1.26**	**5.10**	1.92	2.71	1.88	1.81	8.34
Cash dividends(C)	**0.52**	**0.52**	**0.52**	**0.55**	**2.11**	0.42	0.47	0.47	0.52	1.88
Adjusted funds from operations(B)(C)	**2.26**	**2.03**	**2.80**	**3.12**	**10.19**	2.86	3.80	3.28	3.11	13.05
Cash flow provided by operating activities(C)	**0.78**	**2.14**	**3.22**	**3.34**	**9.44**	2.14	3.01	3.26	2.91	11.30
Returns to shareholders										
Dividends paid on common shares	**690**	**679**	**676**	**704**	**2 749**	601	657	638	700	2 596
Repurchase of common shares	**874**	**684**	**300**	**375**	**2 233**	827	2 553	1 030	725	5 135
Total returns to shareholders	**1 564**	**1 363**	**976**	**1 079**	**4 982**	1 428	3 210	1 668	1 425	7 731
Capital and exploration expenditures (including capitalized interest)										
Oil Sands	**810**	**1 043**	**1 175**	**1 068**	**4 096**	668	905	1 048	919	3 540
Exploration and Production(D)	**138**	**182**	**187**	**161**	**668**	83	115	132	113	443
Refining and Marketing	**125**	**377**	**195**	**305**	**1 002**	132	261	165	258	816
Corporate and Eliminations(E)	**13**	**11**	**20**	**18**	**62**	128	14	34	12	188
Total capital and exploration expenditures	**1 086**	**1 613**	**1 577**	**1 552**	**5 828**	1 011	1 295	1 379	1 302	4 987

See accompanying footnotes and definitions to the quarterly operating summaries.

Supplemental Financial and Operating Information
Quarterly Financial Summary (continued)

(unaudited)

	Twelve Months Ended				Twelve Months Ended			
	Mar 31 2023	**Jun 30 2023**	**Sep 30 2023**	**Dec 31 2023**	Mar 31 2022	Jun 30 2022	Sep 30 2022	Dec 31 2022
Return on capital employed (ROCE)[(B)] (%)	**17.8**	**12.8**	**15.8**	**15.6**	12.7	19.4	17.5	19.4
ROCE excluding impairments and impairment reversals[(B)(F)] (%)	**21.6**	**16.3**	**15.8**	**15.6**	12.4	18.2	21.0	22.9

(A) The company revised the presentation of certain gross revenues and purchases of crude oil and products to align with the current period presentation. For the three months ended March 31, 2022, gross revenues and purchases of crude oil and products were decreased by $150 million, with no effect on net earnings.

(B) Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(C) Represents on a basic per share basis.

(D) Excludes capital expenditures related to assets previously held for sale of $42 million in the first quarter of 2023, $66 million in the second quarter of 2023, $108 million for the year ended December 31, 2023, $19 million in the first quarter of 2022, $15 million in the second quarter of 2022, $7 million in the third quarter of 2022, $16 million in the fourth quarter of 2022 and $57 million for the year ended December 31, 2022.

(E) Excludes capital expenditures related to assets previously held for sale of $21 million in the second quarter of 2022, $31 million in the third quarter of 2022, $24 million in the fourth quarter of 2022 and $76 million for the year ended December 31, 2022.

(F) ROCE would have been 13.6% for the twelve months ended December 31, 2023, excluding the impact of the $1.125 billion non-cash gain on acqusition of TotalEnergies EP Canada Ltd.

See accompanying footnotes and definitions to the quarterly operating summaries.

Quarterly Operating Summary

(unaudited)

Oil Sands	Quarter Ended Mar 31 2023	Jun 30 2023	Sep 30 2023	Dec 31 2023	Total Year 2023	Mar 31 2022	Quarter Ended Jun 30 2022	Sep 30 2022	Dec 31 2022	Total Year 2022
Production volumes (mbbls/d)										
Total Oil Sands bitumen production	**811.3**	**814.3**	**787.0**	**866.2**	**819.8**	827.7	760.7	764.1	810.1	790.5
Oil Sands – upgraded – net SCO and diesel										
Oil Sands operations	**315.2**	**336.3**	**272.2**	**271.9**	**298.8**	333.8	294.0	268.8	316.5	303.1
Syncrude	**182.6**	**168.7**	**197.1**	**203.8**	**188.2**	181.5	189.0	136.3	201.0	176.9
Total Oil Sands – upgraded – net SCO and diesel production	**497.8**	**505.0**	**469.3**	**475.7**	**487.0**	515.3	483.0	405.1	517.5	480.0
Oil Sands – non-upgraded bitumen										
Oil Sands operations	**108.1**	**78.3**	**103.0**	**169.4**	**114.8**	82.9	71.1	145.1	102.0	100.4
Fort Hills	**69.2**	**95.8**	**73.8**	**112.3**	**87.8**	87.5	87.4	95.8	68.6	84.8
Total Oil Sands – non-upgraded bitumen production	**177.3**	**174.1**	**176.8**	**281.7**	**202.6**	170.4	158.5	240.9	170.6	185.2
Total Oil Sands production volumes	**675.1**	**679.1**	**646.1**	**757.4**	**689.6**	685.7	641.5	646.0	688.1	665.2
Oil Sands sales volumes (mbbls/d)										
Upgraded – net SCO and diesel	**504.0**	**511.5**	**474.1**	**457.3**	**486.6**	517.7	489.4	418.9	505.3	482.6
Non-upgraded bitumen	**174.1**	**163.6**	**181.6**	**277.5**	**199.4**	153.7	162.7	231.2	174.5	180.7
Total Oil Sands sales volumes	**678.1**	**675.1**	**655.7**	**734.8**	**686.0**	671.4	652.1	650.1	679.8	663.3
Oil Sands operations cash operating costs[1][A] ($ millions)										
Cash costs	**1 024**	**1 082**	**1 020**	**1 199**	**4 325**	922	966	995	920	3 803
Natural gas	**155**	**84**	**80**	**107**	**426**	189	182	162	205	738
	1 179	**1 166**	**1 100**	**1 306**	**4 751**	1 111	1 148	1 157	1 125	4 541
Oil Sands operations cash operating costs[1][A] ($/bbl)*										
Cash costs	**25.70**	**27.00**	**27.00**	**28.30**	**27.05**	23.80	28.20	25.50	23.05	25.10
Natural gas	**3.90**	**2.10**	**2.15**	**2.50**	**2.65**	4.90	5.30	4.15	5.30	4.85
	29.60	**29.10**	**29.15**	**30.80**	**29.70**	28.70	33.50	29.65	28.35	29.95
Fort Hills cash operating costs[1][A][B] ($ millions)										
Cash costs	**260**	**301**	**331**	**382**	**1 274**	203	211	208	213	835
Natural gas	**18**	**14**	**13**	**16**	**61**	25	30	18	24	97
	278	**315**	**344**	**398**	**1 335**	228	241	226	237	932
Fort Hills cash operating costs[1][A][B] ($/bbl)*										
Cash costs	**38.80**	**29.95**	**41.80**	**26.95**	**32.85**	25.90	26.40	23.60	33.35	26.90
Natural gas	**2.60**	**1.45**	**1.60**	**1.15**	**1.55**	3.10	3.80	2.05	3.75	3.10
	41.40	**31.40**	**43.40**	**28.10**	**34.40**	29.00	30.20	25.65	37.10	30.00
Syncrude cash operating costs[1][A] ($ millions)										
Cash costs	**655**	**647**	**592**	**629**	**2 523**	550	607	545	623	2 325
Natural gas	**34**	**18**	**17**	**19**	**88**	34	44	29	40	147
	689	**665**	**609**	**648**	**2 611**	584	651	574	663	2 472
Syncrude cash operating costs[1][A] ($/bbl)*										
Cash costs	**38.25**	**41.45**	**32.20**	**32.85**	**35.90**	32.65	33.95	40.25	32.50	34.45
Natural gas	**2.00**	**1.15**	**0.95**	**1.00**	**1.25**	2.05	2.45	2.15	2.10	2.20
	40.25	**42.60**	**33.15**	**33.85**	**37.15**	34.70	36.40	42.40	34.60	36.65

(A) Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B) In the first quarter of 2023, Suncor completed the acquisition of an additional 14.65% working interest in Fort Hills. In the fourth quarter of 2023, Suncor completed the acquisition of an additional 31.23% working interest in Fort Hills.

See accompanying footnotes and definitions to the operating summaries.

Quarterly Operating Summary (continued)

(unaudited)

Oil Sands Segment Operating Netbacks(A)(B)	Mar 31 2023	Quarter Ended Jun 30 2023	Sep 30 2023	Dec 31 2023	Total Year 2023	Mar 31 2022	Quarter Ended Jun 30 2022	Sep 30 2022	Dec 31 2022	Total Year 2022
Non-upgraded bitumen ($/bbl)										
Average price realized	58.49	77.93	97.75	70.76	75.78	102.78	119.97	86.34	61.43	91.27
Royalties	(3.88)	(10.07)	(15.44)	(10.62)	(10.16)	(15.17)	(19.71)	(11.41)	(10.37)	(13.81)
Transportation and distribution costs	(6.99)	(8.02)	(8.40)	(7.79)	(7.81)	(6.29)	(6.56)	(6.74)	(6.91)	(6.64)
Net operating expenses	(22.92)	(21.65)	(21.46)	(17.91)	(20.56)	(21.37)	(22.38)	(16.37)	(22.55)	(20.27)
Operating netback	24.70	38.19	52.45	34.44	37.25	59.95	71.32	51.82	21.60	50.55
Upgraded – net SCO and diesel ($/bbl)										
Average price realized	102.40	99.14	109.80	100.97	103.02	118.80	141.39	124.30	109.28	123.25
Royalties	(4.66)	(9.64)	(19.56)	(8.80)	(10.60)	(16.60)	(26.57)	(15.20)	(10.66)	(17.27)
Transportation and distribution costs	(3.53)	(3.78)	(2.61)	(4.65)	(3.62)	(4.43)	(4.22)	(5.03)	(3.90)	(4.37)
Net operating expenses	(38.72)	(38.66)	(37.42)	(40.96)	(38.92)	(34.63)	(35.81)	(42.94)	(37.71)	(37.56)
Operating netback	55.49	47.06	50.21	46.56	49.88	63.14	74.79	61.13	57.01	64.05
Average Oil Sands Segment ($/bbl)										
Average price realized	91.13	94.00	106.46	89.56	95.10	115.13	136.08	110.80	97.00	114.56
Royalties	(4.46)	(9.74)	(18.42)	(9.49)	(10.48)	(16.28)	(24.87)	(13.85)	(10.59)	(16.33)
Transportation and distribution costs	(4.42)	(4.81)	(4.21)	(5.84)	(4.83)	(4.86)	(4.80)	(5.64)	(4.67)	(4.99)
Net operating expenses	(34.67)	(34.54)	(33.00)	(32.26)	(33.58)	(31.59)	(32.48)	(33.49)	(33.82)	(32.85)
Operating netback	47.58	44.91	50.83	41.97	46.21	62.40	73.93	57.82	47.92	60.39

(A) Contains non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B) Netbacks are based on sales volumes. Impact of inventory write-down is excluded until product is sold.

See accompanying footnotes and definitions to the operating summaries.

Quarterly Operating Summary (continued)

(unaudited)

Exploration and Production	Mar 31 2023	Quarter Ended Jun 30 2023	Sep 30 2023	Dec 31 2023	Total Year 2023	Mar 31 2022	Quarter Ended Jun 30 2022	Sep 30 2022	Dec 31 2022	Total Year 2022
Production volumes										
E&P Canada (mbbs/d)	**46.7**	**45.9**	**39.8**	**45.3**	**44.4**	51.2	52.9	47.5	49.1	50.2
E&P International (mboe/d)	**20.3**	**16.9**	**4.6**	**5.4**	**11.7**	29.2	25.8	30.6	25.9	27.8
Total production volumes (mboe/d)	**67.0**	**62.8**	**44.4**	**50.7**	**56.1**	80.4	78.7	78.1	75.0	78.0
Total sales volumes (mboe/d)	**68.7**	**71.6**	**42.7**	**29.2**	**52.9**	79.5	86.7	81.1	75.1	80.6
Operating Netbacks[(A)(B)]										
E&P Canada ($/bbl)										
Average price realized	**104.39**	**108.44**	**120.59**	**118.20**	**111.49**	126.15	143.57	132.64	116.75	131.35
Royalties	**(11.60)**	**(13.46)**	**(16.33)**	**(15.10)**	**(13.82)**	(19.47)	(19.58)	(17.52)	(15.70)	(18.25)
Transportation and distribution costs	**(3.28)**	**(2.63)**	**(3.38)**	**(8.69)**	**(3.87)**	(4.02)	(3.33)	(2.27)	(3.82)	(3.28)
Operating costs	**(16.48)**	**(18.57)**	**(20.18)**	**(31.23)**	**(20.17)**	(13.15)	(13.36)	(13.85)	(20.17)	(14.69)
Operating netback	**73.03**	**73.78**	**80.70**	**63.18**	**73.63**	89.51	107.30	99.00	77.06	95.13
E&P International (excluding Libya) ($/boe)										
Average price realized	**116.95**	**105.63**	**—**	**—**	**112.16**	116.25	130.38	140.96	130.65	129.18
Transportation and distribution costs	**(3.13)**	**(3.19)**	**—**	**—**	**(3.16)**	(2.65)	(2.54)	(3.67)	(1.79)	(2.57)
Operating costs	**(12.00)**	**(19.16)**	**—**	**—**	**(15.03)**	(8.79)	(10.96)	(9.95)	(9.16)	(9.66)
Operating netback	**101.82**	**83.28**	**—**	**—**	**93.97**	104.81	116.88	127.34	119.70	116.95

(A)   Contains non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B)   Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the operating summaries.

Refining and Marketing	Mar 31 2023	Quarter Ended Jun 30 2023	Sep 30 2023	Dec 31 2023	Total Year 2023	Mar 31 2022	Quarter Ended Jun 30 2022	Sep 30 2022	Dec 31 2022	Total Year 2022
Refined product sales (mbbls/d)	514.8	547.0	574.1	575.5	553.1	551.9	536.9	577.3	548.2	553.6
Crude oil processed (mbbls/d)	367.7	394.4	463.2	455.9	420.7	436.5	389.3	466.6	440.0	433.2
Rack forward sales volume (ML)	4 654	5 073	5 445	5 286	20 458	5 180	5 165	5 688	5 415	21 448
Utilization of refining capacity (%)	79	85	99	98	90	94	84	100	94	93
Refining and marketing margin – first-in, first-out (FIFO) ($/bbl)[A]	55.45	38.10	50.10	37.45	45.00	53.20	76.85	37.45	59.30	55.85
Refining and marketing margin – last-in, first-out (LIFO) ($/bbl)[A]	59.15	41.10	42.45	47.05	47.00	35.95	62.85	50.45	69.40	54.45
Rack forward gross margin (cpl)[A]	7.20	6.35	5.95	6.90	6.55	7.35	5.45	6.35	6.15	6.30
Refining operating expense ($/bbl)[A][B]	8.15	7.95	6.20	7.65	7.45	6.25	7.15	6.80	7.90	7.00
Rack forward operating expense (cpl)[A]	3.35	3.10	3.10	4.15	3.45	2.95	3.00	2.70	3.35	3.00
Eastern North America										
Refined product sales (mbbls/d)										
Transportation fuels										
Gasoline	111.9	108.9	112.6	115.2	112.2	106.9	101.2	111.7	108.1	107.0
Distillate	102.0	104.0	101.1	110.1	104.3	99.8	80.3	100.5	106.9	96.9
Total transportation fuel sales	213.9	212.9	213.7	225.3	216.5	206.7	181.5	212.2	215.0	203.9
Petrochemicals	11.5	14.5	8.6	8.1	10.6	10.6	10.2	9.7	10.4	10.2
Asphalt	14.7	18.9	22.5	17.6	18.4	14.8	16.2	24.2	19.4	18.7
Other	28.7	21.2	19.4	21.9	22.9	30.1	41.7	18.0	16.4	26.5
Total refined product sales	268.8	267.5	264.2	272.9	268.4	262.2	249.6	264.1	261.2	259.3
Crude oil supply and refining										
Processed at refineries (mbbls/d)	203.9	212.3	215.4	217.8	212.4	209.6	191.4	211.9	211.8	206.2
Utilization of refining capacity (%)	92	96	97	98	96	94	86	95	95	93
Western North America										
Refined product sales (mbbls/d)										
Transportation fuels										
Gasoline	96.4	111.2	126.0	129.0	115.8	119.3	116.8	122.9	123.3	120.6
Distillate	130.7	140.4	145.9	141.3	139.6	154.5	149.6	151.3	135.5	147.7
Total transportation fuel sales	227.1	251.6	271.9	270.3	255.4	273.8	266.4	274.2	258.8	268.3
Asphalt	2.4	9.7	19.3	11.6	10.8	7.0	12.3	17.8	10.5	11.9
Other	16.5	18.2	18.7	20.7	18.5	8.9	8.6	21.2	17.7	14.1
Total refined product sales	246.0	279.5	309.9	302.6	284.7	289.7	287.3	313.2	287.0	294.3
Crude oil supply and refining										
Processed at refineries (mbbls/d)	163.8	182.1	247.8	238.1	208.3	226.9	197.9	254.7	228.2	227.0
Utilization of refining capacity (%)	67	75	102	98	85	93	81	104	94	93

(A) Contains non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B) In the first quarter of 2023, refining operating expense per barrel excluded costs associated with repair activities at the company's Commerce City refinery, as the repair costs are classified as non-refining costs that do not relate to the production of refined products.

See accompanying footnotes and definitions to the operating summaries.

Five-Year Financial Summary

(unaudited)

($ millions)	2023	2022	2021	2020	2019
Gross revenues	**52 206**	62 907	41 133	24 900	39 866
Less: Royalties	**(3 114)**	(4 571)	(2 001)	(238)	(1 522)
Operating revenues, net of royalties	**49 092**	58 336	39 132	24 662	38 344
Earnings (loss) before income taxes(A)					
Oil Sands	**6 811**	5 633	2 825	(5 238)	(1 726)
Exploration and Production	**1 691**	3 221	1 791	(1 089)	1 416
Refining and Marketing	**3 383**	5 694	2 867	1 167	3 923
Corporate and Eliminations	**(1 296)**	(2 232)	(1 913)	(937)	(1 080)
Income tax (expense) recovery	**(2 294)**	(3 239)	(1 451)	1 778	366
Net earnings (loss)	**8 295**	9 077	4 119	(4 319)	2 899
Adjusted operating earnings (loss)(A)(B)					
Oil Sands	**5 967**	9 042	2 829	(3 214)	2 247
Exploration and Production	**1 084**	2 494	1 343	30	1 721
Refining and Marketing	**3 367**	5 687	2 857	1 189	3 935
Corporate and Eliminations	**(1 349)**	(1 503)	(1 778)	(1 249)	(1 704)
Income tax (expense) recovery included in adjusted operating earnings	**(2 392)**	(4 154)	(1 446)	1 031	(1 781)
Total	**6 677**	11 566	3 805	(2 213)	4 418
Adjusted funds from (used in) operations(A)(B)					
Oil Sands	**10 725**	13 831	7 575	1 341	6 327
Exploration and Production	**1 612**	3 178	1 951	1 118	2 769
Refining and Marketing	**4 268**	6 561	3 831	2 033	4 835
Corporate and Eliminations	**(1 546)**	(1 240)	(1 705)	(1 275)	(1 561)
Current income tax (expense) recovery	**(1 734)**	(4 229)	(1 395)	659	(1 552)
Total	**13 325**	18 101	10 257	3 876	10 818
Change in non-cash working capital	**(981)**	(2 421)	1 507	(1 201)	(397)
Cash flow provided by operating activities	**12 344**	15 680	11 764	2 675	10 421
Returns to shareholders					
Dividends paid on common shares	**2 749**	2 596	1 550	1 670	2 614
Repurchase of common shares	**2 233**	5 135	2 304	307	2 274
Total returns to shareholders	**4 982**	7 731	3 854	1 977	4 888
Capital and exploration expenditures (including capitalized interest)					
Oil Sands	**4 096**	3 540	3 168	2 736	3 522
Exploration and Production(C)	**668**	443	270	489	1 070
Refining and Marketing	**1 002**	816	825	515	818
Corporate and Eliminations(D)	**62**	188	292	186	148
Total capital and exploration expenditures	**5 828**	4 987	4 555	3 926	5 558
Total assets	**88 539**	84 618	83 739	84 616	89 435

(A) Beginning in 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change had no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from operations. Comparative periods have been revised to reflect this change. See the Income Tax section of this Annual Report for a discussion on income taxes.

See accompanying footnotes and definitions to the operating summaries.

Five-Year Financial Summary (continued)

(unaudited)

(B) Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(C) Excludes capital expenditures related to assets previously held for sale of $108 million for the year ended December 31, 2023 and $57 million for the year ended December 31, 2022.

(D) Excludes capital expenditures related to assets held for sale of $76 million for the year ended December 31, 2022.

	2023	2022	2021	2020	2019
Total Suncor Employees (number at year end)(A)	**14 906**	16 558	16 922	12 591	12 889
Per common share					
Net earnings (loss) – basic	**6.34**	6.54	2.77	(2.83)	1.86
Net earnings (loss) – diluted	**6.33**	6.53	2.77	(2.83)	1.86
Adjusted operating earnings (loss)(B)(C)(D)(E)	**5.10**	8.34	2.56	(1.45)	2.83
Cash dividends(B)	**2.11**	1.88	1.05	1.10	1.68
Adjusted funds from operations(B)(C)(D)	**10.19**	13.05	6.89	2.54	6.94
Cash flow provided by operating activities(B)	**9.44**	11.30	7.91	1.75	6.69
Ratios					
ROCE(C) (%)	**15.6**	19.4	8.6	(6.9)	4.9
ROCE excluding impairments and impairment reversals(C)(F) (%)	**15.6**	22.9	8.2	(2.9)	10.0
Total debt to total debt plus shareholders' equity(C) (%)	**26.3**	28.4	33.4	37.8	29.9
Net debt to net debt plus shareholders' equity(C) (%)	**24.0**	25.7	30.6	35.7	27.6
Net debt to adjusted funds from operations (times)(C)(D)	**1.0**	0.8	1.6	5.1	1.5

(A) In 2021, Suncor became operator of the Syncrude asset and the additional Syncrude employees are reflected in the company's total employees.

(B) Represents on a basic per share basis.

(C) Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(D) Beginning in the fourth quarter of 2021, the company revised the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations respectively, to better distinguish the non-GAAP financial measures from the comparable GAAP measures and better reflect the purpose of the measures. The composition of the measures remains unchanged and therefore no prior periods were revised.

(E) Beginning in 2021, the company revised its adjusted operating earnings non-GAAP financial measure to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value in other income (loss) to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been revised to reflect this change.

(F) ROCE would have been 13.6% for the twelve months ended December 31, 2023, excluding the impact of the $1.125 billion non-cash gain on acqusition of TotalEnergies EP Canada Ltd.

See accompanying footnotes and definitions to the operating summaries.

Five-Year Operating Summary

(unaudited)

Oil Sands	2023	2022	2021	2020	2019
Production volumes (mbbls/d)[(A)]					
Total Oil Sands bitumen production	**819.8**	790.5	770.3	710.4	796.8
Oil Sands – upgraded – net SCO and diesel					
Oil Sands operations	**298.8**	303.1	301.6	303.1	313.3
Syncrude	**188.2**	176.9	167.0	163.1	172.3
Total Oil Sands – upgraded – net SCO and diesel production	**487.0**	480.0	468.6	466.2	485.6
Oil Sands – non-upgraded bitumen					
Oil Sands operations	**114.8**	100.4	124.9	69.1	99.5
Fort Hills	**87.8**	84.8	50.7	58.1	85.3
Total Oil Sands – non-upgraded bitumen production	**202.6**	185.2	175.6	127.2	184.8
Total Oil Sands production volumes	**689.6**	665.2	644.2	593.4	670.4
Oil Sands sales volumes (mbbls/d)					
Upgraded – net SCO and diesel	**486.6**	482.6	465.7	467.9	483.6
Non-upgraded bitumen	**199.4**	180.7	183.8	125.6	187.5
Total Oil Sands sales volumes	**686.0**	663.3	649.5	593.5	671.1
Oil Sands operations cash operating costs[(1)(B)] ($ millions)					
Cash costs	**4 325**	3 803	3 603	3 571	3 993
Natural gas	**426**	738	554	363	274
	4 751	4 541	4 157	3 934	4 267
Oil Sands operations cash operating costs[(1)(B)] ($/bbl)*					
Cash costs	**27.05**	25.10	22.45	25.60	26.35
Natural gas	**2.65**	4.85	3.45	2.60	1.85
	29.70	29.95	25.90	28.20	28.20
Fort Hills cash operating costs[(1)(B)(C)] ($ millions)					
Cash costs	**1 274**	835	706	657	778
Natural gas	**61**	97	58	41	37
	1 335	932	764	698	815
Fort Hills cash operating costs[(1)(B)(C)] ($/bbl)*					
Cash costs	**32.85**	26.90	38.20	30.90	24.95
Natural gas	**1.55**	3.10	3.15	1.90	1.20
	34.40	30.00	41.35	32.80	26.15
Syncrude cash operating costs[(1)(B)] ($ millions)					
Cash costs	**2 523**	2 325	2 111	1 974	2 242
Natural gas	**88**	147	104	76	69
	2 611	2 472	2 215	2 050	2 311
Syncrude cash operating costs[(1)(B)] ($/bbl)*					
Cash costs	**35.90**	34.45	33.55	32.55	35.65
Natural gas	**1.25**	2.20	1.65	1.25	1.10
	37.15	36.65	35.20	33.80	36.75

(A) Beginning in 2020, the company revised the presentation of its production volumes to aggregate production from each asset into the categories of "Upgraded production" and "Non-upgraded bitumen production" to better reflect the integration among the company's assets with no impact to overall production volumes. Comparative periods have been updated to reflect this change.

(B) Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(C) In the first quarter of 2023, Suncor completed the acquisition of an additional 14.65% working interest in Fort Hills. In the fourth quarter of 2023, Suncor completed the acquisition of an additional 31.23% working interest in Fort Hills.

See accompanying footnotes and definitions to the operating summaries.

Five-Year Operating Summary (continued)

(unaudited)

Oil Sands Segment Operating Netbacks[(A)(B)(C)]	2023	2022	2021	2020	2019
Non-upgraded bitumen ($/bbl)					
Average price realized	**75.78**	91.27	59.16	28.44	52.05
Royalties	**(10.16)**	(13.81)	(5.53)	(0.32)	(1.70)
Transportation and distribution costs	**(7.81)**	(6.64)	(5.36)	(6.07)	(6.34)
Net operating expenses	**(20.56)**	(20.27)	(18.52)	(20.06)	(16.26)
Operating netback	**37.25**	50.55	29.75	1.99	27.75
Upgraded – net SCO and diesel ($/bbl)					
Average price realized	**103.02**	123.25	82.24	48.19	75.43
Royalties	**(10.60)**	(17.27)	(6.75)	(0.45)	(4.49)
Transportation and distribution costs	**(3.62)**	(4.37)	(4.51)	(4.36)	(4.75)
Net operating expenses	**(38.92)**	(37.56)	(34.06)	(33.61)	(35.24)
Operating netback	**49.88**	64.05	36.92	9.77	30.95
Average Oil Sands segment ($/bbl)					
Average price realized	**95.10**	114.56	75.71	44.01	68.89
Royalties	**(10.48)**	(16.33)	(6.41)	(0.44)	(3.74)
Transportation and distribution costs	**(4.83)**	(4.99)	(4.75)	(4.72)	(5.19)
Net operating expenses	**(33.58)**	(32.85)	(29.65)	(30.74)	(29.94)
Operating netback	**46.21**	60.39	34.90	8.11	30.02

(A)   Contains non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B)   Netbacks are based on sales volumes. Impact of inventory write-down is excluded until product is sold.

(C)   Beginning in 2020, due to increasing integration of the company's assets, the company revised the presentation of its operating netbacks from an individual asset view to an aggregate product view of bitumen, SCO and diesel to better reflect the integration among the company's assets. Prior period amounts have been revised to reflect this change. Also, the company leverages the expertise of its marketing and logistics business to optimize midstream capacity to the U.S. Gulf Coast and this is reflected in bitumen price realizations. 2019 amounts have been revised to reflect this change.

See accompanying footnotes and definitions to the operating summaries.

Exploration and Production	2023	2022	2021	2020	2019
Production volumes(A)					
E&P Canada (mbbs/d)	**44.4**	50.2	54.4	59.7	59.9
E&P International (mboe/d)	**11.7**	27.8	33.1	42.0	46.9
Total production volumes (mboe/d)	**56.1**	78.0	87.5	101.7	106.8
Total sales volumes (mboe/d)	**52.9**	80.6	82.8	102.6	106.0
Operating Netbacks(B)(C)					
E&P Canada ($/bbl)					
Average price realized	**111.49**	131.35	87.04	52.62	86.62
Royalties	**(13.82)**	(18.25)	(12.20)	(4.30)	(13.62)
Transportation and distribution costs	**(3.87)**	(3.28)	(2.34)	(2.93)	(1.76)
Operating costs	**(20.17)**	(14.69)	(11.74)	(12.23)	(13.45)
Operating netback	**73.63**	95.13	60.76	33.16	57.79
E&P International (excluding Libya) ($/boe)					
Average price realized	**112.16**	129.18	84.76	52.51	83.73
Transportation and distribution costs	**(3.16)**	(2.57)	(2.60)	(2.23)	(2.51)
Operating costs	**(15.03)**	(9.66)	(10.40)	(7.06)	(6.45)
Operating netback	**93.97**	116.95	71.76	43.22	74.77

(A) Beginning in 2020, the company revised the presentation of its production volumes to aggregate production from each asset into the categories of Exploration and Production Canada and Exploration and Production International to simplify the presentation. Comparative periods have been updated to reflect this change.

(B) Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(C) Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the operating summaries.

Refining and Marketing	2023	2022	2021	2020	2019
Refined product sales (mbbls/d)	**553.1**	553.6	528.4	503.4	539.4
Crude oil processed (mbbls/d)	**420.7**	433.2	415.5	407.0	438.9
Rack forward sales volume (ML)	**20 458**	21 448	20 430	19 503	21 220
Utilization of refining capacity (%)[(A)]	**90**	93	89	88	95
Refining and marketing margin – FIFO ($/bbl)[(B)(C)]	**45.00**	55.85	36.85	25.30	40.45
Refining and marketing margin – LIFO ($/bbl)[(B)(C)]	**47.00**	54.45	30.90	28.65	36.80
Rack forward gross margin (cpl)[(B)(D)]	**6.55**	6.30	7.10	7.10	4.90
Refining operating expense ($/bbl)[(B)]	**7.45**	7.00	5.95	5.50	5.35
Rack forward operating expense (cpl)[(B)(D)]	**3.45**	3.00	2.90	2.95	3.00
Eastern North America					
Refined product sales (mbbls/d)					
Transportation fuels					
Gasoline	**112.2**	107.0	110.2	103.6	119.8
Distillate[(E)]	**104.3**	96.9	94.7	91.9	102.9
Total transportation fuel sales	**216.5**	203.9	204.9	195.5	222.7
Petrochemicals	**10.6**	10.2	12.4	9.1	10.6
Asphalt	**18.4**	18.7	17.9	14.9	16.1
Other	**22.9**	26.5	21.0	23.5	22.1
Total refined product sales	**268.4**	259.3	256.2	243.0	271.5
Crude oil supply and refining					
Processed at refineries (mbbls/d)	**212.4**	206.2	202.8	201.0	203.3
Utilization of refining capacity (%)	**96**	93	91	91	92
Western North America					
Refined product sales (mbbls/d)					
Transportation fuels					
Gasoline	**115.8**	120.6	115.6	110.5	126.8
Distillate[(E)]	**139.6**	147.7	133.8	123.8	115.2
Total transportation fuel sales	**255.4**	268.3	249.4	234.3	242.0
Asphalt	**10.8**	11.9	9.7	12.6	12.1
Other	**18.5**	14.1	13.1	13.5	13.8
Total refined product sales	**284.7**	294.3	272.2	260.4	267.9
Crude oil supply and refining					
Processed at refineries (mbbls/d)	**208.3**	227.0	212.7	206.0	235.6
Utilization of refining capacity (%)[(A)]	**85**	93	87	86	98
Retail outlets	**1 585**	1 810	1 804	1 800	1 786

(A)   The Edmonton refinery crude processing capacity increased to 146,000 bbls/d in 2021 from 142,000 bbls/d in 2020.

(B)   Contains non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(C)   In 2020, refining and marketing margin was revised for prior periods to better reflect the refining, product supply and rack forward businesses.

(D)   In the second quarter of 2021, the company began disclosing refinery rack forward margin and operating expenses to increase transparency into Suncor's integrated model and align with how management evaluates the performance of the business. Rack forward encompasses Suncor's retail and wholesale business. As an integrated oil and gas company, transfer prices are used to attribute margin to the value chain. The company's transfer prices affecting the refining, supply and rack forward businesses employ replacement cost methodology, which may differ from those subject to supply agreements negotiated by independent market participants. Rack forward margins may include any incremental location differentials above replacement supply cost, as well as the applicable retail and wholesale channel margins generated within those markets.

(E)   Beginning in 2020, to better reflect the increasing integration of the company's assets, the company revised the presentation of its refined product sales volumes to include Oil Sands diesel that is purchased and marketed by the Refining and Marketing segment.

See accompanying footnotes and definitions to the operating summaries.

Operating Metrics Reconciliation

(unaudited)

Oil Sands Operating Netbacks[(A)(B)]

($ millions, except per barrel amounts)

Quarter ended	December 31, 2023			September 30, 2023		
	Non-Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment	Non-Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues	2 646	4 341	6 987	1 891	4 912	6 803
Other income (loss)	1 374	(11)	1 363	(5)	1	(4)
Purchases of crude oil and products	(820)	(29)	(849)	(274)	(43)	(317)
Gross realization adjustment[(2)]	(1 395)	(52)		22	(82)	
Gross realizations	1 805	4 249		1 634	4 788	
Royalties	(271)	(370)	(641)	(258)	(853)	(1 111)
Transportation and distribution	(199)	(195)	(394)	(140)	(114)	(254)
Operating, selling and general (OS&G)[(C)]	(573)	(1 823)	(2 396)	(426)	(1 787)	(2 213)
OS&G adjustment[(3)]	116	100		66	154	
Net operating expenses	(457)	(1 723)		(360)	(1 633)	
Operating netback	878	1 961		876	2 188	
Sales volumes (mbbls)	25 529	42 070		16 711	43 620	
Operating netback per barrel	34.44	46.56		52.45	50.21	

Quarter ended	June 30, 2023			March 31, 2023		
	Non-Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment	Non-Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues	1 446	4 732	6 178	1 235	4 832	6 067
Other income (loss)	26	(31)	(5)	124	(9)	115
Purchases of crude oil and products	(327)	(34)	(361)	(337)	(71)	(408)
Gross realization adjustment[(2)]	15	(52)		(105)	(108)	
Gross realizations	1 160	4 615		917	4 644	
Royalties	(150)	(449)	(599)	(61)	(211)	(272)
Transportation and distribution	(119)	(176)	(295)	(109)	(161)	(270)
OS&G[(C)]	(386)	(1 913)	(2 299)	(474)	(1 947)	(2 421)
OS&G adjustment[(3)]	63	114		115	190	
Net operating expenses	(323)	(1 799)		(359)	(1 757)	
Operating netback	568	2 191		388	2 515	
Sales volumes (mbbls)	14 887	46 550		15 668	45 361	
Operating netback per barrel	38.19	47.06		24.70	55.49	

(A) Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B) Netbacks are based on sales volumes. Impact of inventory write-down is excluded until product is sold.

(C) In the first quarter of 2023, Suncor completed the acquisition of an additional 14.65% working interest in Fort Hills. In the fourth quarter of 2023, Suncor acquired the remaining 31.23% working interest in Fort Hills.

See accompanying footnotes and definitions to the operating summaries.

Operating Metrics Reconciliation (continued)

(unaudited)

Oil Sands Operating Netbacks[A][B]
($ millions, except per barrel amounts)

Quarter ended	December 31, 2022			September 30, 2022		
	Non-Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment	Non-Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues	1 347	5 317	6 664	2 542	4 993	7 535
Other (loss) income	(113)	(33)	(146)	74	(4)	70
Purchases of crude oil and products	(182)	(76)	(258)	(634)	(144)	(778)
Gross realization adjustment[2]	(68)	(127)		(145)	(52)	
Gross realizations	984	5 081		1 837	4 793	
Royalties	(166)	(496)	(662)	(243)	(586)	(829)
Transportation and distribution	(111)	(181)	(292)	(143)	(195)	(338)
OS&G	(511)	(1 982)	(2 493)	(536)	(1 742)	(2 278)
OS&G adjustment[3]	149	230		188	87	
Net operating expenses	(362)	(1 752)		(348)	(1 655)	
Operating netback	345	2 652		1 103	2 357	
Sales volumes (mbbls)	16 050	46 487		21 272	38 561	
Operating netback per barrel	21.60	57.01		51.82	61.13	

Quarter ended	June 30, 2022			March 31, 2022		
	Non-Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment	Non-Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues	2 221	6 541	8 762	1 782	5 688	7 470
Other (loss) income	(4)	20	16	(37)	44	7
Purchases of crude oil and products	(467)	(94)	(561)	(390)	(63)	(453)
Gross realization adjustment[2]	27	(105)		67	(136)	
Gross realizations	1 777	6 362		1 422	5 533	
Royalties	(292)	(1 195)	(1 487)	(211)	(774)	(985)
Transportation and distribution	(97)	(190)	(287)	(87)	(206)	(293)
OS&G	(311)	(1 858)	(2 169)	(364)	(1 848)	(2 212)
OS&G adjustment[3]	(20)	246		69	235	
Net operating expenses	(331)	(1 612)		(295)	(1 613)	
Operating netback	1 057	3 365		829	2 940	
Sales volumes (mbbls)	14 808	44 992		13 830	46 592	
Operating netback per barrel	71.32	74.79		59.95	63.14	

(A) Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B) Netbacks are based on sales volumes. Impact of inventory write-down is excluded until product is sold.

See accompanying footnotes and definitions to the operating summaries.

Operating Metrics Reconciliation (continued)

(unaudited)

Oil Sands Netbacks[(A)(B)(C)(D)]

($ millions, except per barrel amounts)

	December 31, 2023			December 31, 2022		
Year ended	**Non-Upgraded Bitumen**	**Upgraded – Net SCO and Diesel**	**Oil Sands Segment**	Non-Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues	**7 218**	**18 817**	**26 035**	7 892	22 539	30 431
Other income (loss)	**1 519**	**(50)**	**1 469**	(80)	27	(53)
Purchases of crude oil and products	**(1 758)**	**(177)**	**(1 935)**	(1 673)	(377)	(2 050)
Gross realization adjustment[(2)]	**(1 463)**	**(294)**		(119)	(420)	
Gross realizations	**5 516**	**18 296**		6 020	21 769	
Royalties	**(740)**	**(1 883)**	**(2 623)**	(912)	(3 051)	(3 963)
Transportation and distribution	**(567)**	**(646)**	**(1 213)**	(438)	(772)	(1 210)
OS&G[(E)]	**(1 859)**	**(7 470)**	**(9 329)**	(1 722)	(7 430)	(9 152)
OS&G adjustment[(3)]	**360**	**558**		386	798	
Net operating expenses	**(1 499)**	**(6 912)**		(1 336)	(6 632)	
Operating netback	**2 710**	**8 855**		3 334	11 314	
Sales volumes (mbbls)	**72 795**	**177 601**		65 960	176 632	
Operating netback per barrel	**37.25**	**49.88**		50.55	64.05	

	December 31, 2021			December 31, 2020		
Year ended	Non-Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment	Non-Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues	5 468	14 452	19 920	2 043	8 574	10 617
Other (loss) income	(56)	62	6	21	277	298
Purchases of crude oil and products	(1 231)	(213)	(1 444)	(702)	(142)	(844)
Gross realization adjustment[(2)]	(210)	(325)		(54)	(458)	
Gross realizations	3 971	13 976		1 308	8 251	
Royalties	(376)	(1 147)	(1 523)	(19)	(76)	(95)
Royalties adjustment[(4)]	—	—		4	—	
Net royalties	(376)	(1 147)		(15)	(76)	
Transportation	(359)	(767)	(1 126)	(476)	(747)	(1 223)
Transportation adjustment[(5)]	—	—		197	—	
Transportation and distribution	(359)	(767)		(279)	(747)	
OS&G	(1 541)	(6 515)	(8 056)	(1 093)	(6 076)	(7 169)
OS&G adjustment[(3)]	299	728		169	322	
Net operating expenses	(1 242)	(5 787)		(924)	(5 754)	
Operating netback	1 994	6 275		90	1 674	
Sales volumes (mbbls)	67 094	169 983		45 980	171 211	
Operating netback per barrel	29.75	36.92		1.99	9.77	

(A) Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B) Beginning in 2020, due to increasing integration of the company's assets, the company revised the presentation of its operating netbacks from an individual asset view to an aggregate product view of bitumen, and SCO and diesel to better reflect the integration among the company's assets. Prior period amounts have been revised to reflect this change. Also, the company leverages the expertise of its marketing and logistics business to optimize midstream capacity to the U.S. Gulf Coast and this is reflected in bitumen price realizations. 2019 amounts have been revised to reflect this change.

(C) Beginning in 2022, to align with how management evaluates performance and to better align with the calculation methodology of Oil Sands cash operating costs, another non-GAAP financial measure used by the company, the company revised its calculation of net operating expenses included in Oil Sands operating netbacks. Comparative periods have been revised to reflect this change.

(D) Netbacks are based on sales volumes. Impact of inventory write-down is excluded until product is sold.

(E) In the first quarter of 2023, Suncor completed the acquisition of an additional 14.65% working interest in Fort Hills. In the fourth quarter of 2023, Suncor completed the acquisition of an additional 31.23% working interest in Fort Hills.

See accompanying footnotes and definitions to the operating summaries.

Operating Metrics Reconciliation (continued)

(unaudited)

Oil Sands Netbacks[(A)(B)(C)(D)]

($ millions, except per barrel amounts)

	December 31, 2019		
Year ended	Bitumen	SCO and Diesel	Oil Sands Segment
Operating revenues	4 780	13 567	18 347
Other (loss) income	(38)	210	172
Purchases of crude oil and products	(1 164)	(243)	(1 407)
Gross realization adjustment[(2)]	(14)	(219)	
Gross realizations	3 564	13 315	
Royalties	(124)	(793)	(917)
Royalties adjustment[(4)]	8	—	
Net royalties	(116)	(793)	
Transportation	(449)	(844)	(1 293)
Transportation adjustment[(5)]	15	7	
Transportation and distribution	(434)	(837)	
OS&G	(1 242)	(6 785)	(8 027)
OS&G adjustment[(3)]	129	565	
Net operating expenses	(1 113)	(6 220)	
Operating netback	1 901	5 465	
Sales volumes (mbbls)	68 430	176 494	
Operating netback per barrel	27.75	30.95	

(A) Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B) Beginning in 2020, due to increasing integration of the company's assets, the company revised the presentation of its operating netbacks from an individual asset view to an aggregate product view of bitumen, and SCO and diesel to better reflect the integration among the company's assets. Prior period amounts have been revised to reflect this change. Also, the company leverages the expertise of its marketing and logistics business to optimize midstream capacity to the U.S. Gulf Coast and this is reflected in bitumen price realizations. 2019 amounts have been revised to reflect this change.

(C) Beginning in 2022, to align with how management evaluates performance and to better align with the calculation methodology of Oil Sands cash operating costs, another non-GAAP financial measure used by the company, the company revised its calculation of net operating expenses included in Oil Sands operating netbacks. Comparative periods have been revised to reflect this change.

(D) Netbacks are based on sales volumes. Impact of inventory write-down is excluded until product is sold.

See accompanying footnotes and definitions to the operating summaries.

Operating Metrics Reconciliation ^(continued)

(unaudited)

Exploration and Production Operating Netbacks[A][B]

($ millions, except per barrel amounts)

Quarter ended	December 31, 2023				September 30, 2023			
	E&P International	E&P Canada	Other[6]	E&P Segment	E&P International	E&P Canada	Other[6]	E&P Segment
Operating revenues	—	259	236	495	—	423	224	647
Royalties	—	(33)	(105)	(138)	—	(57)	(94)	(151)
Transportation and distribution	—	(19)	(3)	(22)	—	(12)	—	(12)
OS&G	(5)	(75)	(17)	(97)	—	(83)	(19)	(102)
Non-production costs[7]	5	6			—	13		
Operating netback	—	138			—	284		
Sales volumes (mboe)	—	2 191			—	3 504		
Operating netback per barrel	—	63.18			—	80.70		

Quarter ended	June 30, 2023				March 31, 2023			
	E&P International	E&P Canada	Other[6]	E&P Segment	E&P International	E&P Canada	Other[6]	E&P Segment
Operating revenues	122	549	142	813	184	458	92	734
Royalties	—	(68)	(48)	(116)	—	(51)	(35)	(86)
Transportation and distribution	(4)	(13)	(4)	(21)	(5)	(14)	(2)	(21)
OS&G	(27)	(103)	(13)	(143)	(26)	(81)	(26)	(133)
Non-production costs[7]	5	9			7	9		
Operating netback	96	374			160	321		
Sales volumes (mboe)	1 155	5 065			1 574	4 389		
Operating netback per barrel	83.28	73.78			101.82	73.03		

(A)   Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B)   Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the operating summaries.

Operating Metrics Reconciliation (continued)

(unaudited)

Exploration and Production Operating Netbacks[(A)(B)]

($ millions, except per barrel amounts)

Quarter ended	December 31, 2022				September 30, 2022			
	E&P International	E&P Canada	Other[(6)]	E&P Segment	E&P International	E&P Canada	Other[(6)]	E&P Segment
Operating revenues	378	399	308	1 085	280	726	6	1 012
Royalties	—	(54)	(118)	(172)	—	(96)	—	(96)
Transportation and distribution	(5)	(13)	(16)	(34)	(7)	(12)	—	(19)
OS&G	(31)	(83)	(19)	(133)	(26)	(85)	(7)	(118)
Non-production costs[(7)]	4	14			5	9		
Operating netback	346	263			252	542		
Sales volumes (mboe)	2 893	3 414			1 984	5 475		
Operating netback per barrel	119.70	77.06			127.34	99.00		

Quarter ended	June 30, 2022				March 31, 2022			
	E&P International	E&P Canada	Other[(6)]	E&P Segment	E&P International	E&P Canada	Other[(6)]	E&P Segment
Operating revenues	292	775	152	1 219	272	563	180	1 015
Royalties	—	(105)	(88)	(193)	—	(87)	(60)	(147)
Transportation and distribution	(6)	(19)	—	(25)	(6)	(17)	—	(23)
OS&G	(32)	(87)	(12)	(131)	(31)	(72)	(5)	(108)
Non-production costs[(7)]	7	14			9	14		
Operating netback	261	578			244	401		
Sales volumes (mboe)	2 240	5 404			2 336	4 460		
Operating netback per barrel	116.88	107.30			104.81	89.51		

(A)   Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B)   Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the operating summaries.

Operating Metrics Reconciliation (continued)

(unaudited)

Exploration and Production Operating Netbacks[(A)(B)]

($ millions, except per barrel amounts)

Year ended	December 31, 2023				December 31, 2022			
	E&P International	E&P Canada	Other[(6)]	E&P Segment	E&P International	E&P Canada	Other[(6)]	E&P Segment
Operating revenues	306	1 689	694	2 689	1 222	2 464	645	4 331
Royalties	—	(209)	(282)	(491)	—	(342)	(266)	(608)
Transportation and distribution	(9)	(58)	(9)	(76)	(24)	(61)	(16)	(101)
OS&G	(58)	(342)	(75)	(475)	(120)	(327)	(43)	(490)
Non-production costs[(7)]	17	37			25	51		
Operating netback	256	1 117			1 103	1 785		
Sales volumes (mboe)	2 729	15 149			9 453	18 753		
Operating netback per barrel	93.97	73.63			116.95	95.13		

Year ended	December 31, 2021				December 31, 2020			
	E&P International	E&P Canada	Other[(6)]	E&P Segment	E&P International	E&P Canada	Other[(6)]	E&P Segment
Operating revenues	815	1 684	479	2 978	809	1 152	(62)	1 899
Royalties	—	(237)	(241)	(478)	—	(94)	(49)	(143)
Transportation and distribution	(25)	(44)	(43)	(112)	(34)	(65)	(1)	(100)
OS&G	(133)	(268)	(28)	(429)	(131)	(301)	(44)	(476)
Non-production costs[(7)]	33	43			21	33		
Operating netback	690	1 178			665	725		
Sales volumes (mboe)	9 616	19 386			15 406	21 879		
Operating netback per barrel	71.76	60.76			43.22	33.16		

Year ended	December 31, 2019			
	E&P International	E&P Canada	Other[(6)]	E&P Segment
Operating revenues	1 309	1 923	443	3 675
Royalties	—	(302)	(303)	(605)
Transportation and distribution	(35)	(39)	(6)	(80)
OS&G	(120)	(346)	(59)	(525)
Non-production costs[(7)]	19	46		
Operating netback	1 173	1 282		
Sales volumes (mboe)	15 650	22 190		
Operating netback per barrel	74.77	57.79		

(A)   Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B)   Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the operating summaries.

Operating Metrics Reconciliation (continued)

(unaudited)

Refining and Marketing
($ millions, except per barrel amounts)

				Quarter Ended				
Refining and marketing gross margin reconciliation		**Mar 31 2023**	**Jun 30 2023**	**Sep 30 2023**	**Dec 31 2023**	Mar 31 2022	Jun 30 2022	Sep 30 2022	Dec 31 2022
Operating revenues		**7 173**	**7 272**	**8 570**	**8 053**	7 855	10 239	9 615	9 019
Purchases of crude oil and products		**(5 354)**	**(5 797)**	**(6 268)**	**(6 448)**	(5 482)	(7 385)	(7 879)	(6 515)
		1 819	**1 475**	**2 302**	**1 605**	2 373	2 854	1 736	2 504
Other income (loss)		**156**	**13**	**(26)**	**81**	(110)	35	(46)	61
Non-refining and marketing margin[8]		**(2)**	**(33)**	**(4)**	**(11)**	(13)	(6)	(4)	3
Refining and marketing gross margin – FIFO[A]		**1 973**	**1 455**	**2 272**	**1 675**	2 250	2 883	1 686	2 568
Refinery production (mbbls)[9]		**35 583**	**38 214**	**45 342**	**44 756**	42 311	37 517	45 000	43 321
Refining and marketing gross margin – FIFO ($/bbl)[A]		**55.45**	**38.10**	**50.10**	**37.45**	53.20	76.85	37.45	59.30
FIFO loss (gain) and risk management activities adjustment[B]		**131**	**116**	**(348)**	**431**	(729)	(525)	585	439
Refining and marketing gross margin – LIFO[A][B]		**2 104**	**1 571**	**1 924**	**2 106**	1 521	2 358	2 271	3 007
Refining and marketing gross margin – LIFO ($/bbl)[A][B][C]		**59.15**	**41.10**	**42.45**	**47.05**	35.95	62.85	50.45	69.40
Rack forward gross margin									
Refining and marketing gross margin – FIFO[A]		**1 973**	**1 455**	**2 272**	**1 675**	2 250	2 883	1 686	2 568
Refining and supply gross margin		**(1 639)**	**(1 133)**	**(1 948)**	**(1 311)**	(1 869)	(2 602)	(1 326)	(2 236)
Rack forward gross margin[A][10]		**334**	**322**	**324**	**364**	381	281	360	332
Sales volume (ML)		**4 654**	**5 073**	**5 445**	**5 286**	5 180	5 165	5 688	5 415
Rack forward gross margin (cpl)[A]		**7.20**	**6.35**	**5.95**	**6.90**	7.35	5.45	6.35	6.15
Refining and rack forward operating expense reconciliation									
Operating, selling and general		**650**	**604**	**610**	**694**	559	592	596	680
Less: Rack forward operating expense[A][11]	A	**156**	**157**	**170**	**222**	153	156	154	181
Less: Other operating expenses[12][D]		**204**	**143**	**159**	**129**	141	167	137	157
Refining operating expense[A][D]	B	**290**	**304**	**281**	**343**	265	269	305	342
Refinery production (mbbls)[9]	C	**35 583**	**38 214**	**45 342**	**44 756**	42 311	37 517	45 000	43 321
Refining operating expense ($/bbl)[A][D]	B/C	**8.15**	**7.95**	**6.20**	**7.65**	6.25	7.15	6.80	7.90
Sales volume (ML)	D	**4 654**	**5 073**	**5 445**	**5 286**	5 180	5 165	5 688	5 415
Rack forward operating expense (cpl)[A]	A/D	**3.35**	**3.10**	**3.10**	**4.15**	2.95	3.00	2.70	3.35

(A) Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B) Refining and marketing gross margin – LIFO excludes the impact of short-term risk management activities.

(C) The Suncor 5-2-2-1 index is most comparable to the company's realized refining and marketing margin presented on a LIFO basis.

(D) In the first quarter of 2023, refining operating expense per barrel excluded costs associated with repair activities at the company's Commerce City refinery, as the repair costs are classified as non-refining costs that do not relate to the production of refined products.

See accompanying footnotes and definitions to the operating summaries.

Operating Metrics Reconciliation (continued)

(unaudited)

Refining and Marketing

($ millions, except per barrel amounts)

			Year ended		
Refining and marketing gross margin reconciliation	**2023**	2022	2021	2020	2019
Operating revenues	**31 068**	36 728	22 915	15 272	22 304
Purchases of crude oil and products	**(23 867)**	(27 261)	(16 807)	(11 243)	(15 296)
	7 201	9 467	6 108	4 029	7 008
Other income (loss)	**224**	(60)	(50)	48	75
Non-refining and marketing margin[8]	**(50)**	(20)	(54)	(57)	(60)
Refining and marketing gross margin – FIFO[A][B]	**7 375**	9 387	6 004	4 020	7 023
Refinery production (mbbls)[9]	**163 895**	168 149	162 862	158 991	173 705
Refining and marketing gross margin – FIFO ($/bbl)[A][B]	**45.00**	55.85	36.85	25.30	40.45
FIFO loss (gain) and risk management activities adjustment[C]	**330**	(230)	(972)	532	(628)
Refining and marketing gross margin – LIFO[A][B][C]	**7 705**	9 157	5 032	4 552	6 395
Refining and marketing gross margin – LIFO ($/bbl)[A][B][C][D]	**47.00**	54.45	30.90	28.65	36.80
Rack forward gross margin[E]					
Refining and marketing gross margin – FIFO[A]	**7 375**	9 387	6 004	4 020	7 023
Refining and supply gross margin	**(6 031)**	(8 033)	(4 550)	(2 634)	(5 982)
Rack forward gross margin[A][10]	**1 344**	1 354	1 454	1 386	1 041
Sales volume (ML)	**20 458**	21 448	20 430	19 503	21 220
Rack forward gross margin (cpl)[A]	**6.55**	6.30	7.10	7.10	4.90
Refining and rack forward operating expense reconciliation					
Operating, selling and general[F]	**2 558**	2 427	2 019	1 759	2 035
Less: Rack forward operating expense[A][E][11]	**705**	644	594	572	633
Less: Other operating expenses[G][12]	**635**	602	457	313	475
Refining operating expense[A][G]	**1 218**	1 181	968	874	927
Refinery production (mbbls)[9]	**163 895**	168 149	162 862	158 991	173 705
Refining operating expense ($/bbl)[A][G]	**7.45**	7.00	5.95	5.50	5.35
Sales volume (ML)	**20 458**	21 448	20 430	19 503	21 220
Rack forward operating expense (cpl)[A][E]	**3.45**	3.00	2.90	2.95	3.00

(A) Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B) In 2020, refining and marketing margin was revised for prior periods to better reflect the refining, product supply and rack forward businesses. Impact of inventory write-down is excluded until product is sold.

(C) Refining and marketing gross margin – LIFO excludes the impact of short-term risk management activities.

(D) The Suncor 5-2-2-1 index is most comparable to the company's realized refining and marketing margin presented on a LIFO basis.

(E) In the second quarter of 2021, the company began disclosing refinery rack forward margin and operating expenses to increase transparency into Suncor's integrated model and align with how management evaluates the performance of the business. Rack forward encompasses Suncor's retail and wholesale business. As an integrated oil and gas company, transfer prices are used to attribute margin to the value chain. The company's transfer prices affecting the refining, supply and rack forward businesses employ replacement cost methodology, which may differ from those subject to supply agreements negotiated by independent market participants. Rack forward margins may include any incremental location differentials above replacement supply cost, as well as the applicable retail and wholesale channel margins generated within those markets.

(F) Beginning 2021, prior period amounts of operating, selling and general expense have been reclassified to align with the current year presentation of transportation and distribution expense. This reclassification had no effect on the refining operating expense.

(G) In the first quarter of 2023, refining operating expense per barrel excluded costs associated with repair activities at the company's Commerce City refinery, as the repair costs are classified as non-refining costs that do not relate to the production of refined products.

See accompanying footnotes and definitions to the operating summaries.

Quarterly Operating Metrics Reconciliation (continued)

(unaudited)

Refining and Marketing

Suncor custom 5-2-2-1 index[13]
(US$/bbl, except as noted)

		Quarter Ended							
(average for the quarter ended)		Mar 31 2023	Jun 30 2023	Sep 30 2023	Dec 31 2023	Mar 31 2022	Jun 30 2022	Sep 30 2022	Dec 31 2022
WTI crude oil at Cushing		76.10	73.75	82.20	78.35	94.40	108.40	91.65	82.65
SYN crude oil at Edmonton		78.20	76.65	85.00	78.65	93.10	114.45	100.45	86.80
WCS at Hardisty		51.35	58.70	69.30	56.45	79.80	95.60	71.75	57.00
New York Harbor 2-1-1 crack[A]		36.70	32.30	39.95	28.60	28.25	60.05	46.70	52.75
Chicago 2-1-1 crack[A]		31.55	28.60	27.45	17.10	20.20	49.40	43.30	39.20
Product value									
New York Harbor 2-1-1 crack[B]	40%	45.10	42.40	48.85	42.80	49.05	67.40	55.35	54.15
Chicago 2-1-1 crack[C]	40%	43.05	40.95	43.85	38.20	45.85	63.10	54.00	48.75
WTI	20%	15.20	14.75	16.45	15.65	18.90	21.70	18.35	16.55
Seasonality factor		6.50	5.00	5.00	6.50	6.50	5.00	5.00	6.50
		109.85	103.10	114.15	103.15	120.30	157.20	132.70	125.95
Crude value									
SYN	40%	31.30	30.65	34.00	31.45	37.25	45.80	40.20	34.70
WCS	40%	20.55	23.50	27.70	22.60	31.90	38.25	28.70	22.80
WTI	20%	15.20	14.75	16.45	15.65	18.90	21.70	18.35	16.55
		67.05	68.90	78.15	69.70	88.05	105.75	87.25	74.05
Suncor custom 5-2-2-1 index		42.80	34.20	36.00	33.45	32.25	51.45	45.45	51.90
Suncor custom 5-2-2-1 index (Cdn$/bbl)[D]		57.85	45.95	48.25	45.55	40.85	65.70	59.35	70.45

(average for the year ended)		2023	2022	2021	2020	2019
WTI crude oil at Cushing		77.60	94.25	67.95	39.40	57.05
SYN crude oil at Edmonton		79.60	98.70	66.30	36.25	56.45
WCS at Hardisty		59.00	75.95	54.90	26.85	44.25
New York Harbor 2-1-1 crack[A]		34.40	47.00	19.40	11.75	19.90
Chicago 2-1-1 crack[A]		26.15	38.10	17.75	8.05	17.05
Product value						
New York Harbor 2-1-1 crack[B]	40%	44.80	56.50	34.95	20.45	30.80
Chicago 2-1-1 crack[C]	40%	41.50	52.95	34.30	19.00	29.65
WTI	20%	15.50	18.85	13.60	7.90	11.40
Seasonality factor		5.75	5.75	5.75	5.75	5.75
		107.55	134.05	88.60	53.10	77.60
Crude value						
SYN	40%	31.85	39.50	26.50	14.50	22.60
WCS	40%	23.60	30.40	21.95	10.75	17.70
WTI	20%	15.50	18.85	13.60	7.90	11.40
		70.95	88.75	62.05	33.15	51.70
Suncor custom 5-2-2-1 index		36.60	45.30	26.55	19.95	25.90
Suncor custom 5-2-2-1 index (Cdn$/bbl)[D]		49.40	58.95	33.30	26.75	34.35

(A) 2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel.

(B) Product value of the New York Harbor 2-1-1 crack is calculated by adding the values of the New York Harbor 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

(C) Product value of the Chicago 2-1-1 crack is calculated by adding the values of the Chicago 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

(D) The Suncor 5-2-2-1 index is most comparable to the company's realized refining and marketing margins presented on a LIFO basis.

See accompanying footnotes and definitions to the operating summaries.

Operating Summary Information

Non-GAAP Financial Measures

Certain financial measures in this Supplemental Financial and Operating Information – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, metrics contained in return on capital employed (ROCE) and ROCE excluding impairments and impairment reversals, Oil Sands operations cash operating costs, Syncrude cash operating costs, Fort Hills cash operating costs, refining and marketing gross margin, rack forward gross margin, refining operating expense, rack forward operating expense, net debt, total debt and operating netbacks – are not prescribed by generally accepted accounting principles (GAAP). Suncor uses this information to analyze business performance, leverage and liquidity and includes these financial measures because investors may find such measures useful on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Adjusted operating earnings (loss), Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs for each quarter in 2023 and 2022 are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to the most directly comparable GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each respective quarterly Report to Shareholders in respect of the relevant quarter (Quarterly Reports). Adjusted funds from (used in) operations, metrics contained in ROCE and ROCE excluding impairments and impairment reversal, net debt and total debt for each quarter in 2023 and 2022 are defined and reconciled to the most directly comparable GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of each respective Quarterly Report. Adjusted operating earnings (loss), adjusted funds from (used in) operations, metrics contained in ROCE and ROCE excluding impairments and impairment reversal, Oil Sands operations cash operating costs, Syncrude cash operating costs, Fort Hills cash operating costs, refining and marketing gross margin, refining operating expense, net debt and total debt for the years ended December 31, 2020 and 2019 are defined and reconciled in Suncor's Management's Discussion and Analysis for the year ended December 31, 2021, and for the years ended December 31, 2023, 2022 and 2021 are defined and reconciled in Suncor's Management's Discussion and Analysis for the year ended December 31, 2023, which is contained in the annual report (the 2023 MD&A). Refining and marketing gross margin, refining operating expense, rack forward gross margin and rack forward operating expense for each quarter in 2023 and 2022 and for the years ended December 31, 2023, 2022, 2021, 2020 and 2019 are reconciled to the most directly comparable GAAP measures in the Operating Metrics Reconciliation section of this Supplemental Financial and Operating Information. Operating netbacks for each quarter in 2023 and 2022 and for the years ended December 31, 2023, 2022, 2021, 2020 and 2019 are defined below and are reconciled to the most directly comparable GAAP measures in the Operating Metrics Reconciliation section of this Supplemental Financial and Operating Information. The remainder of the non-GAAP financial measures not otherwise mentioned in this paragraph are defined and reconciled in the 2023 MD&A.

Beginning in the fourth quarter of 2021, the company changed the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations respectively, to better distinguish the non-GAAP financial measures from the comparable GAAP measures and better reflect the purpose of the measures. The composition of the measures remains unchanged and therefore no prior periods were revised.

Oil Sands Operating Netbacks

Oil Sands operating netbacks are a non-GAAP measure, presented on a crude product and sales barrel basis, and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses Oil Sands operating netbacks to measure crude product profitability on a sales barrel basis.

Exploration and Production (E&P) Operating Netbacks

E&P operating netbacks are a non-GAAP measure, presented on an asset location and sales barrel basis, and are derived from the E&P segmented statement of net earnings (loss), after adjusting for items not directly attributable to the costs associated with production and delivery. Management uses E&P operating netbacks to measure asset profitability by location on a sales barrel basis.

Definitions

(1)   Cash operating costs are calculated by adjusting Oil Sands segment operating, selling and general expense for non-production costs and excess power capacity. Significant non-production costs include, but are not limited to, share-based compensation adjustments, Canada Emergency Wage Subsidy (CEWS), COVID-19 related costs and safe-mode costs, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production. Excess power capacity represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor. Oil Sands operations, Fort Hills and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this MD&A. Management uses cash operating costs to measure operating performance.

(2)   Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

(3)   Reflects adjustments for general and administrative costs not directly attributed to the production of each crude product type, as well as the revenues associated with excess power generated from cogeneration units and sold that is recorded in operating revenue.

(4)   Reflects adjustments for royalties not related to crude products.

(5)   Reflects adjustments for expenses or credits not directly related to the transportation of the crude product to its deemed point of sale.

(6)   Reflects other E&P assets, such as Norway (2019), and Libya, for which netbacks are not provided.

(7)   Reflects adjustments for general and administrative costs not directly attributed to production.

(8)   Reflects adjustments for intersegment marketing fees.

(9)   Refining production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustment for non-crude feedstock, volumetric gain associated with the refining process, and changes in unfinished product inventories.

(10) Rack forward operating revenues, other income less purchases of crude oil and products.

(11) Rack forward operating expense reflects operating, selling and general expenses associated with retail and wholesale operations.

(12) Reflects operating, selling and general expenses associated with the company's ethanol businesses, certain general and administrative costs not directly attributable to refinery production, and CEWS amounts.

(13) The custom 5-2-2-1 index is designed to represent Suncor's Refining and Marketing business based on publicly available pricing data and approximates the gross margin on five barrels of crude oil of varying grades that is refined to produce two barrels of both gasoline and distillate and one barrel of secondary product. The index is a single value that is calculated by taking the product value of refined products less the crude value of refinery feedstock incorporating the company's refining, product supply and rack forward businesses, but excluding the impact of first-in, first-out accounting. The product value is influenced by New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and seasonal factors. The seasonal factor is an estimate and reflects the location, quality and grade differentials for refined products sold in the company's core markets during the winter and summer months. The crude value is influenced by SYN, WCS, and WTI benchmarks.

Explanatory Note

*   Users are cautioned that the Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash costs per barrel measure may not be fully comparable to similar information calculated by other entities due to differing operations of each entity as well as their respective accounting policy choices.

Abbreviations

bbl	–	barrel
bbls/d	–	barrels per day
mbbls	–	thousands of barrels
mbbls/d	–	thousands of barrels per day
boe	–	barrels of oil equivalent
boe/d	–	barrels of oil equivalent per day
mboe	–	thousands of barrels of oil equivalent
mboe/d	–	thousands of barrels of oil equivalent per day
SCO	–	synthetic crude oil
WTI	–	West Texas intermediate
SYN	–	sweet synthetic crude oil
WCS	–	Western Canadian Select

Metric Conversion

Crude oil, refined products, etc.   1m^3 (cubic metre) = approx. 6.29 barrels

Share Trading Information

(unaudited)

Common shares are listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol SU.

	Mar 31 2023	Quarter Ended Jun 30 2023	Sept 30 2023	Dec 31 2023	Mar 31 2022	Quarter Ended Jun 30 2022	Sept 30 2022	Dec 31 2022
Share ownership								
Average number outstanding, weighted monthly (thousands)(A)	1 329 258	1 309 148	1 300 252	1 294 340	1 433 405	1 406 362	1 363 847	1 347 166
Share price (dollars)								
Toronto Stock Exchange								
High	48.26	44.78	47.76	47.55	43.12	53.62	46.72	50.37
Low	38.82	37.09	37.73	40.07	32.08	38.74	36.39	40.10
Close	41.96	38.86	46.71	42.45	40.70	45.16	38.90	42.95
New York Stock Exchange – US$								
High	35.50	33.33	35.51	34.74	34.09	42.72	35.79	37.23
Low	28.11	27.59	28.26	29.45	25.10	30.31	26.43	29.32
Close	31.05	29.32	34.38	32.04	32.59	35.07	28.15	31.73
Shares traded (thousands)								
Toronto Stock Exchange	690 801	650 943	546 896	483 548	771 674	622 524	698 610	677 740
New York Stock Exchange	285 360	286 370	306 946	301 645	549 701	485 282	380 777	333 806
Per common share information (dollars)								
Net earnings (loss) attributable to common shareholders	1.54	1.44	1.19	2.18	2.06	2.84	(0.45)	2.03
Dividend per common share	0.52	0.52	0.52	0.55	0.42	0.47	0.47	0.52

(A)   The company had approximately 5 096 registered holders of record of common shares as at January 31, 2024.

Information for Security Holders Outside Canada

Cash dividends paid to shareholders resident in countries other than Canada (non-Canadian shareholders) are subject to Canadian withholding tax. The statutory rate of Canadian withholding tax on dividends is 25%, subject to reduction under an applicable tax treaty between Canada and another country. For example, under the tax treaty between Canada and the United States, the withholding tax rate is generally reduced to 15% on dividends paid to residents of the United States that are eligible for the benefit of that tax treaty. The Canada Revenue Agency has released forms, applicable after 2012, for non-Canadian shareholders to evidence entitlement to a reduced withholding tax rate under a tax treaty. The agents responsible for withholding tax on dividends will generally need to have a duly completed form from a non-Canadian shareholder on file by a particular dividend record date in order for such agents to withhold tax at an applicable treaty-reduced rate, rather than the full statutory rate of 25%. Non-Canadian shareholders are encouraged to contact their broker (or other applicable agent) regarding the completion and delivery of these forms.

As shareholders are responsible to ensure compliance with Canadian tax laws and regulations, shareholders are strongly encouraged to seek professional tax and legal counsel with respect to any and all tax matters.

Leadership and Board Members as at December 31, 2023

Leadership[A]

Rich Kruger
President and Chief Executive Officer

Kris Smith
Chief Financial Officer

Karen Keegans
Chief Human Resources Officer

Peter Zebedee
Executive Vice President, Oil Sands

David Oldreive
Executive Vice Present, Downstream

Jacquie Moore
General Counsel and Corporate Secretary

Shelley Powell
Senior Vice President, Operational Improvement & Support Services

Board of Directors

Michael Wilson[B]
Chair of the Board
Bragg Creek, Alberta

Rich Kruger
President and Chief Executive Officer, Suncor
Calgary, Alberta

Ian Ashby[1][4]
Noosa Heads, Australia

Patricia Bedient[1][2]
Chair, Audit Committee
Sammamish, Washington

Christopher Seasons[3][4]
Calgary, Alberta

Jean Paul (JP) Gladu[2][3]
Sand Point First Nation, Ontario

Dennis Houston[3][4][B]
Spring, Texas

Brian MacDonald[1][2]
Chair, Governance Committee
Naples, Florida

M. Jacqueline Sheppard[2][3]
Calgary, Alberta

Lorraine Mitchelmore[1][4]
Chair, Environment, health, safety and sustainable development committee
Calgary, Alberta

Daniel Romasko[1][4]
Blanco, Texas

Jane Peverett[1][2]
Vancouver, British Columbia

Russell Girling[3][4][B]
Chair, Human resources and compensation committee
Calgary, Alberta

[A] Effective January 29, 2024, Kent Ferguson was appointed to Senior Vice President of Strategy, Sustainability and Corporate Development.

[B] Effective March 15, 2024, Russell Girling assumed the role of Chair of the Board. Michael Wilson, the current Chair of the Board, and Dennis Houston, both plan to retire in 2024.

[1] Audit committee member

[2] Governance committee member

[3] Human resources and compensation committee member

[4] Environment, health, safety and sustainable development committee member

* Committee roles are as at March 21, 2024



Suncor Energy Inc.
150 – 6 Avenue S.W.
Calgary, Alberta, Canada T2P 3E3
T: 403-296-8000
suncor.com